

14008545

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Received SEC

NOV 13 2014

FORM 1-A/A

Washington, DC 20549

Amendment No. 4

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Digger's BBQ

Franchises, Inc.

Commission File Number: 0001603864

South Carolina

UNITED STATES:

Digger's BBQ Franchises, Inc.

3217 Wade Hampton Blvd.

Phone: (864) 906-6312

<u>722511– Full Service Restaurants</u>

(Primary Standard Industrial
Classification Code Number)

<u>46-0556016</u>

(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS
A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY
OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1.   Significant Parties

(a) (b)   Directors and Officers.

<u>Name and Address</u>	<u>Position(s) Held</u>

Mr. Nick Ruiz   Founder & Chief Executive Officer

Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687

Ms. Catherine Callaham   Vice President

Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687

Mr. Ruben Ruiz   Director of Operations

Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687

(c) General Partners of the Issuer   N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Digger's BBQ Franchises, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Nick Ruiz, CEO	Preferred	0%
(1) (2)	Common	100%

(1)   Mr. Nick Ruiz is a Founder & Chief Executive Officer of Digger's BBQ Franchises, Inc.
(2)   Mr. Nick Ruiz, Digger's BBQ Franchises, Inc., 3217 Wade Hampton Blvd., Taylors, South Carolina 29687

(f) Promoters of the issuer

Digger's BBQ Franchises, Inc.
3217 Hampton Blvd.
Taylors, South Carolina
Phone: (864) 906-6312
Info@diggersbbqfranchise.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no counsel for the Company and no underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Diggers BBQ Franchises, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Diggers BBQ Franchises, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIFTY THOUSAND shares of common Stock in the Company, representing 5% (five percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds.** Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed Offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas

- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation, a California Stock Corporation and an equity partner of the Company, can be viewed at .

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Digger's BBQ Franchises, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a South Carolina Stock Corporation in July of 2012. Since its formation, the Company has issued ONE MILLION (1,000,000) of Common Stock as illustrated below:

Name & Address	Amount Owned Prior to Offering
Mr. Nick Ruiz Founder & CEO Diggers BBQ Franchises, Inc. 3217 Wade Hamption Blvd. Taylors, South Carolina 29687	Common Stock: 1,000,000 Shares (100%) Preferred Stock: No Shares

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 50,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

The issuance of all the foregoing shares was in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering "Outside of the United States" to Non-U.S. Citizens Pursuant to Regulation S.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Digger's BBQ Franchises, Inc.

<u>Corporate</u>:

Digger's BBQ Franchises, Inc.

3217 Wade Hampton Blvd.

Taylors, South Carolina 29687

(864) 906-6312

<u>Copy to</u>:

Digger's BBQ Franchises, Inc.

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

(213) 407-3486

Best Efforts Offering of 10,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

See: Details of the Offering

Maximum Offering: 10,000 9% Convertible Preferred Stock Units

<u>DATED: OCTOBER 17th, 2014</u>

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12.**

We are offering a maximum of 10,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- **YEAR 2**: (Shareholder Conversion Option)

  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- **YEAR 3**: (Shareholder Conversion Option)

  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- **YEAR 4**: (Optional Conversion Option)

  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)

  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 10,000 9% Convertible Stock Units in Diggers BBQ Franchises, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $1,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	———	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	4,000	$1,000,000.00	$0.00	$1,000,000

1) We are offering a maximum of 10,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."

(2) We do not intend to use a placement agent or broker for this Offering.

(3) Up to 5% of the Gross Offering Proceeds are expected to cover all costs of Direct Public Offering, which includes (but is not limited to) the costs of: offering preparation, filing, printing, legal, accounting and other fees and expenses related to the

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Restaurant Franchise Industry Risks

Restaurant Franchise investments are subject to varying degrees of risk. The yields available from equity investments in Restaurant Franchise Companies depends on the amount of income earned and capital appreciation generated by the Company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and/or Assets may be adversely affected by the general economic climate, the Restaurant Franchise Market conditions such as oversupply of related products or a reduction in demand for Restaurant Franchise products in the areas in which the Company's Products and/or Assets are located, competition from other Restaurant Franchises, and the Company's ability to provide adequate Restaurant Franchise Products and Services. Revenues from the Company's Products, Services and/or Assets are also affected by such factors such as the costs of operations and local economic market conditions.

Because Restaurant Franchise Company investments are relatively illiquid, the Company's ability to vary its Products and/or Asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and/or Assets. No assurance can be given that the fair market value of the assets produced or acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

The restaurant industry is subject to extensive state and local government regulation by various government agencies, including state and local licensing, zoning, land use, construction and environmental regulations and various regulations relating to the preparation and sale of food and alcoholic beverages, sanitation, disposal of waste products, public health, safety and fire standards, minimum wage requirements, workers compensation and citizenship requirements.

To the extent that we offer and sell franchises, we are also subject to federal regulation and certain state laws which govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on non-competition provisions and termination or non-renewal of a franchise.

Any change in the current status of such regulations, including an increase in employee benefits costs, workers' compensation insurance rates, or other costs associated with employees, could substantially increase our compliance and labor costs. Because we will pay many of our restaurant-level personnel rates based on either federal or state minimum wage, increases in the minimum wage would lead to increased labor costs. In addition, our operating results would be adversely affected in the event we fail to maintain our food, or any malt beverage or liquor licenses. Furthermore, restaurant operating costs are affected by increases in unemployment tax rates, sales taxes and similar costs over which we have no control.

Pre-Revenue and Development Stage Business

Digger's BBQ Franchises, Inc. commenced operations in July of 2012 as a South Carolina Stock Corporation, and to date has not generated any revenues. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made, though Managers of the Company have generated revenues in the past utilizing similar business models in the BBQ Industry. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Digger's BBQ Franchises, Inc. will operate profitably.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new food products, and expansion of our Corporate Restaurants and Franchise Restaurants will each contribute significantly to our operational results, and we will also work on avenues to develop new and innovative ways to manufacture our products and expand our food distribution to food wholesalers and retail outlets. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Food Products Industry;
- Our ability to continuously offer new and improved Food products;
- Our ability to maintain sufficient production capacity for our BBQ Food products;
- Our ability to maintain efficient, timely and cost-effective Food production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Restaurant, Food Wholesale and Food Retail Industry;
- The level of consumer acceptance of our BBQ Food products;
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If we are unable to Successfully Open New Restaurants, our Revenue Growth Rate and Profits may be Reduced

To successfully develop and grow our proposed business, we must open new corporate and franchise restaurants on schedule and in a profitable manner. Delays or failures in opening new restaurants could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. We cannot guarantee that our corporate restaurants or our franchise restaurants will be able to achieve our expansion goals or that new restaurants will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control. These factors include:

- Locating Suitable Restaurant Sites in New and Existing Markets;
- Obtaining Acceptable Financing for Construction of New Restaurants or Negotiating Acceptable Lease Terms;
- Recruiting, Training and Retaining Qualified Corporate and Restaurant Personnel and Management;
- Attracting and Retaining Qualified Franchisees;
- Cost Effective and Timely Planning, Design and Build-out of Restaurants;
- Obtaining and Maintaining Required Local, State and Federal Governmental Approvals and Permits related to the Construction of the Sites and the Sale of Food and Alcoholic Beverages;
- Creating Guest Awareness of our Restaurants in New Markets;
- Competition in our Markets; and
- General Economic Conditions.

We Must Identify and Obtain a Sufficient Number of Suitable New Restaurant Sites for us to Sustain our Revenue Growth Rate

We require that all *proposed restaurant sites*, whether for company-owned or franchised restaurants, meet site-location criteria established by us. We and our franchisees may not be able to find sufficient new restaurant sites to support our planned expansion in future periods. We face significant competition from other restaurant companies and retailers for sites that meet our criteria and the supply of sites may be limited in some markets. As a result of these factors, our costs to obtain and lease sites may increase, or we may not be able to obtain certain sites due to unacceptable costs. Our inability to obtain suitable restaurant sites at reasonable costs may reduce our growth rate.

If the Cost of Dairy Products, Meat Products and Vegetable Products Continue to Increase, our Proposed Cost of Sales will Increase and our Proposed Operating Income will be Reduced

The primary food products to be used by our Company-owned and Franchised-owned Restaurants will be Dairy (mainly cheeses and milk), Meat Products (mainly Beef, Chicken and Pork) and Vegetable Products. Any material increase in the cost of these products could adversely affect our operating results. The retail cost of Dairy Products rose 0.7% from January of 2014 to February of 2014, as compared to 0.1% for urban consumer prices overall. Mr. Tim Hunt, the Global Dairy Strategist with the Rabobank Food & Agribusiness Research and Advisory Group, says he thinks prices could still rise an additional 5% to 10% through the middle of 2014. The Wholesale prices of Choice Grade Beef has surged 11% from May of 2013 to May of 2014, which the price of Wholesale Chicken has risen 4.7% during the same period. Our cost of sales can be significantly affected by increases in the cost of these items, which can result from a number of factors, including seasonality, increases in the cost of grain, costs of fuel, bad weather, disease and other factors that affect availability, and the greater international demand for these products. Because we are currently unable to secure long-term fixed-price contracts for the purchase of these items, a rise in the prices of these items would expose us to cost increases.

Our Restaurants may not Achieve Market Acceptance in the new Geographic Regions We Enter

Our expansion plans depend on opening restaurants in new markets where we or our franchisees have little or no operating experience. The success of these new restaurants will be affected by the different competitive conditions, consumer tastes and discretionary spending patterns of the new markets as well as our ability to generate market awareness of the Samba Brazilian Gourmet Pizza Corporate brand. Sales at restaurants opening in new markets may take longer to reach annual restaurant sales, if at all, thereby affecting the profitability of these restaurants. We may not be successful in operating our restaurants in new markets on a profitable basis.

Our Franchisees May Take Actions that could Harm our Business

Franchisees are independent contractors and are not our employees. We will provide training and support to franchisees, but the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not operate restaurants in a manner consistent with our standards and requirements, or may not hire and train managers and other restaurant personnel. If franchisees do not adequately manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. In addition, we may also face potential claims and liabilities due to the acts of our franchisees based on agency or vicarious liability theories.

Inadequacy of Funds

Gross offering proceeds of a maximum of $1,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Although the Company believes that the proceeds from this Offering will be sufficient to help sustain operations during this growth period, there is no guarantee that the Company will raise all the funds needed to adequately fund Company Operations. The Company has determined that $100,000, in addition to cash flow from operations, will be needed to fund planned operations for the first twelve months.

Competition

Competition exists for Franchise Restaurants related products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for sales with entities that have substantial greater economic and personnel resources than the Company or better relationships other Restaurant Franchise Industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Restaurant Franchise Marketplace may reduce the number of suitable Franchisee sales opportunities.

Expansion Strategy

The Company's ability to open successful franchise units will also depend upon the recruitment of qualified franchisees, and the hiring and training of skilled restaurant management personnel, and the general ability to successfully manage growth, including

helping franchise restaurants control costs, food quality and customer service. The Company's present senior management has little experience developing and operating multi-unit facilities. The Company anticipates that opening additional franchise restaurant units will give rise to additional expenses associated with managing operations located in multiple markets. Furthermore, the Company believes that competition for unit-level management has become increasingly intense as additional restaurant chains expand to new markets. Achieving consumer awareness and market acceptance will require substantial efforts and expenditures by the Company. An extraordinary amount of management's time may be drawn to such matters and negatively impact operating results. There can be no assurance that the Company will be to open new franchise units or that, if opened, those units can be operated profitably.

Concept Evolution

The Company presently intends that most of its future corporate restaurants and future franchise restaurants will feature the "Southern BBQ" theme similar to the Taylors, South Carolina Flagship Unit. However, the Digger's BBQ Concept is evolving and a number of factors could change this theme as applied in different locations. These factors include demographic and regional differences, locations that have more or less traffic than the areas in which those units are located, type of available floor space, and the availability of specialty items such as antiques. Accordingly, future units could be larger or smaller than the flagship unit, could vary in the mix of quick serve / dine-in restaurant operations, and could have differences in the application of the Digger's BBQ theme.

Trademarks

The Company's ability to successfully implement its Digger's BBQ concept will depend in part upon its ability to protect its trademarks. The Company has filed a trademark application with the United States Patent and Trademark Office to register the "Digger's BBQ" mark and design(s). There can be no assurance that the Company will be granted trademark registration for any or all of the proposed uses in the Company's applications. In the event the Company's mark is granted registration, there can be no assurance that the Company can protect such mark and design against prior uses in areas where the Company conducts operations. There is no assurance that the Company will be able to prevent competitors from using the same or similar marks, concepts or appearance.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of:

- Mr. Nick Ruiz, Founder and Chief Executive Officer

- Ms.Catherine Callaham, Vice President

- Mr. Ruben Ruiz, Director of Operations

Certain Members of the Company's Management will be dedicating less than their full time to the Company, below is the approximate number of hours each member of the Company's Management will be devoting to working for the Company:

- Mr. Nick Ruiz, 30 hours per week
- Mr. Catherine Callaham, 30 hours per week
- Ms. Ruben Ruiz, 30 hours per week

The Company has not identified any potential or overt conflicts of interest that may affect future business operations.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Escrow Account with Wells Fargo Bank to the Company's Corporate Account with Wells Fargo Bank. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Control by Management

As of October 1st, 2014 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Franchise Restaurant Business. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Our Restaurant Operations or Contemplated Future Expansions may Prove Unsuccessful, Either of which could Result in Unprofitability and Cause our Stock Price to Fall

Due to a variety of factors, many of which are discussed in this Offering, we may not ever operate profitably. Even if we succeed in starting operations as contemplated, we cannot assure a successful transition from development stage to growth stage, and to the volume of operations detailed in this offering. We may be unable to control our expenses, attract necessary personnel, or procure the capital required to maintain operations. If our start-up and growth is ultimately unsuccessful, the results of our operations will suffer accordingly, and the market price of our stock may fall.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks

held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Restaurant Franchise Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

The Company is not required to provide disclosure to the Securities Exchange Act of 1934

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our Officers, Directors, Managers and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information abut their ownership positions in the securities.

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Shares are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this

determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 4.   PLAN OF DISTRIBUTION

A maximum of 10,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $1,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at   . Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation, a California Stock Corporation and an equity partner of the Company, can be viewed at

.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Digger's BBQ Franchises, Inc**. and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $1,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

	Offering Price	Estimated Cost of Offering (1)	Selling Commissions (2)	Proceeds to Company
Per Security	———		$0.00	
If 10% of the Offering is Sold (1,000 Shares)	$100 Per Share = $100,000	$5,000	$0.00	$95,000
If 25% of the Offering is Sold (2,500 Shares)	$100 Per Share = $250,000	$10,000	$0.00	$240,000
If 50% of the Offering is Sold (5,000 Shares)	$100 Per Share = $500,000	$15,000	$0.00	$485,000
If 75% of the Offering is Sold (7,500 Shares)	$100 Per Share = $750,000	$15,000	$0.00	$735,000
If 100% of the Offering is Sold (10,000 Shares)	$100 Per Share = $1,000,000	$15,000	$0.00	$985,000

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense". The Company currently has no agreement with any Dealer Brokers.

USE OF INVESTMENT FUNDS:

Funds will be used to build, grow, market, and manage the nation's first and most unique Barbeque QSR (Quick Serve Restaurant) Franchise. Our focus being on two unique concepts which are our "Express" & Full Size "QSR" stores focusing on dine-in, takeout, and catering.

Funds will be used to open 4 Digger's BBQ Restaurants in the first 3 to 6 months to have a total of 5 Digger's BBQ Branded franchise stores. In the First three years of Franchise development Digger's will have a minimum of 25 Corporate Owned stores and 125 Franchisees Nationwide. Digger's BBQ's intention will be to open a minimum of 50 corporate stores a year and sell 100 franchises a year after initial franchise efforts.

Between years three and five Digger's BBQ intention is to expand to a total of 150 Corporate Owned Stores and 250 Franchise Stores for a minimum of 400 Stores representing the Digger's Brand.

NOTE: All numbers are based on the Company's Business Plan and Growth Plan, and based on the Company's Management's Experience in the Industry, and not the Company's Operating History. The Company is a

Developmental Company and a Pre-Revenue Company, and no assurances can be given that the Company will achieve the numbers provided, or that the Company will be profitable.

Initial Breakdown of Funds:

- $1 million Initial Investment

- 4 Corporate stores @ $200,000 = $800,000

- $50,000 for Franchise development and regional/national franchise rollout

- $50,000 for Local Radio, Internet, T.V., Print, and Social Networking Marketing & Advertising

- $50,000 for Corporate Working capital

- $50,000 for Success Fee

- TOTAL: $1 Million USD

Detail Use of Funds per Restaurant ($200k per store):

- $75k for Contractors for in store development as detailed below:

    o Plumbing, electrical, painting, counter construction, Bathroom, kitchen, and dining room design and construction=$50k

- $20k in start-up cost for set-up of accounting, legal structuring, initial set-up fees, licensing, utility & lease deposits fees.

- $75k for Furniture, Fixtures, and Equipment listed in table below

- $30k for Working Capital

- Total per store $200k investment

Item	qty	price per	total	
smoker	2	11,250	22,500	
fryer	2	2,500	5,000	
3 door cooler	2	2,500	5,000	
Steam table	1	2,000	2,000	
Heating Cabinet	3	1,500	4,500	
Sandwich cooler	2	1,500	3,000	
Bun Warmer	1	2,000	2,000	
Catering smallwares	n/a	2,500	2,500	
Kitchen smallwares	n/a	2,500	2,500	
Catering Van	1	15,000	15,000	
Tables	15	100	1,500	
chairs	75	100	7,500	
Prep tables	2	250	500	
T.V. System	3	500	1,500	
Total Furniture, Fixtures, & Equipment.			$75,000	

ITEM 6. DESCRIPTION OF BUSINESS

Overview: Digger's BBQ Franchises, Inc. & , Formed as a C-Corp. in 2012. The corporation was formed for the purpose of developing, marketing, and franchising Digger's BBQ Fast Casual *"Express"* & Full size Quick Serve style restaurant franchises nationwide. The Company's goal is to provide:

- High quality Barbeque
- A variety of home-style side items
- Speed
- Convenience
- And the best customer service of any nationwide franchise chain.

Digger's BBQ Franchises, Inc. is currently seeking an equity investment of $1 million dollars for the second round of expansion funding. The Company will use the funds to expand by building corporate stores while simultaneously selling & developing franchises nationwide and worldwide.

Sales & Marketing Strategy: Digger's BBQ Franchises, Inc. began an internet marketing campaign in 2011. Since that time, the Company has had over 400 pre-qualified leads for potential franchisees to open in the U.S. in 2015 and 2016. The Company's Strategy is to open 200 company owned **"Express"** and Full Size **"QSR" (Quick Serve Restaurants)** stores, which focus primarily on Dine-in, catering and takeout in the next three years throughout the southeast and nationwide. In that same time frame we will focus on selling and opening 400 Franchises in the nationwide market.

This will allow Digger's BBQ Franchises, Inc. to create uniformity throughout the southeast as well as nationwide, and create a **"BUZZ"** about Digger's BBQ as the most unique new franchise concept. This strategy will appeal to potential franchisees, as they seek new opportunities to invest in, because they will see the number of Digger's BBQ locations popping up adding a sense of credibility to our Corporate Brand Identity.

Investment Opportunity: Management expects the restaurant franchising business to continue its solid growth pattern, which is currently over 50% of the food service industry, over the next five years, generating a 30% to 35% PBT. Our intention is to open 200 company owned stores and sell 400 franchises within three to four years. To achieve this we will require an immediate capital investment of $1,000,000.

Original-Investment by Founders: **$500,000**

Market Information:

Target Market: We expect the market for Digger's BBQ Franchises to be quite diverse, as it is beneficial to any person or enterprise looking to invest in a great business opportunity with systems to sustain growth. We are working closely with marketing companies in monitoring the response to their initial promotional efforts.

Potential franchisees are looking to invest in something new, different, and unique instead of the same oversaturated market of pizza, burgers, and ice cream. Digger's BBQ intends to be the Brand leader in this **$4 Billion dollar** untapped BBQ Industry market by offering the only true **"All Inclusive Turnkey"** franchise model for $150k total Investment which also includes equipment.

Use of Funds:
Funds will be used to build, grow, market, and manage the nation's first and most unique Barbeque QSR (*"Quick Serve Restaurant"*) Franchise. Our focus being on two unique concepts which are our *"Express"* & Full Size *"QSR"* stores focusing on dine-in, takeout, and catering.

Funds will be used to open 100 Digger's BBQ Restaurants in the first two to three years. In the First year Digger's will have a minimum of 50 Corporate Owned stores and 50 Franchisees Nationwide. In Year Two and Three, Digger's BBQ's will open a minimum of 50 corporate stores a year and sell 100 franchises a year.

At the end of year three Digger's BBQ will have a total of 150 Corporate Owned Stores and 250 Franchise Stores for a minimum of 350 Stores representing the Digger's Brand.

Financial Summary: Management anticipates an aggressive yet cost-effective strategy to result in progressively improving revenues and subsequently profits. Revenues are expected to improve from $654,000 per store in year 1 to more than $1,500,000 per store by the 5th year of operations. Earnings before interest, taxes and depreciation are expected to reach over $300,000 per store in year 5, up from modest profits in the initial year of the project. The five-year forecast of profits is based moderately on the Management's experience in the industry, and not on the Company's Operating History, as the Company is currently a developmental Company and has yet to receive any revenues. Earnings are per location and will be multiplied by 300 in the first 5-7 years dependent on how many locations we are able to develop.

Income Categories	Per Store/Per Day	Income Detail:Ticket Price pp*
Lunch Sales	$1,300	162 people @ $8 pp*
Night Sales	$700	88 people @ $8 pp*
Catering Sales	$500	50 people @ $10 pp*
Total Income: Daily	$2,500	
Total Income: Weekly	$15,000	6 days a week x's $2,500
Total Income: Monthly	$65,000	$2500 a day x 26 days a Month
Total Income: Annualy	**$780,000**	

* pp is per person

Expense Categories	$ Amount Per Store	Expense Detail Breakdown Based on Industry Standard	% of Gross Inc.
Total Food Cost	$250,000	2000 Sq. Ft @ $22 per Sq. Ft.	32%
Lease	$45,000	$76k for GM/AGM $80k Labor	5%
Total Labor	$156,000	Power, Water, Gas, TV, Int etc...	20%
Utilities	$15,000	$1,000 per month Adv. Pool	2%
Advertising & Marketing	$12,000	$2k per month Royalty to corp.	1.50%
Corporate Royalties	$24,000	General Liabilty & worker's Comp	3%
Insurance	$5,400	State sales tax avg 4-7%	0.06%
SC Tax	$54,000		7%
Total Expense Yearly	**$561,400**		**71%**

Total Income	**$780,000**
Total Expense	**$561,400**
Total Profit (EBIT) 29%	**$218,600**
Annual Profit X's 100 Stores	**$21,800,000**

Company History & Overview

Digger's BBQ Franchises, Inc. was founded in July of 2012. Mr. Ruiz is the CEO and retains 100% ownership of the enterprise. No outside capital has been used to fund the operations of the enterprise. The enterprise was founded based on the industry demand for a fast casual restaurant that could deliver high quality food, extreme value, great customer service, and maintain the speed of service of a typical fast food restaurant without sacrificing the atmosphere of a sit down restaurant.

The Company currently operates its first Flagship Location at 3217 Wade Hampton Blvd., Taylors, South Carolina 29687. The website for the Company is   .

Utilizing new systems and techniques, created by Mr. Ruiz, Digger's BBQ Franchises, Inc. has transformed from a mom and pop restaurant to a small reputable franchise in South Carolina. Digger's BBQhas been able to satisfy demand and has quickly gained a reputation of producing high quality food under the Digger's BBQ Brand Name.

Over the past few years, the Company has been working non-stop on the QSR BBQ Franchise prototype, and in late 2010 we finally revealed what we think is going to revolutionize the **"QSR"** Franchise industry, the ***"Digger's BBQ Full Size QSR & Express"*** Franchises.

The Full size QSR (Quick serve restaurant) is 2500 sq. ft., and can seat an average of 100 people and has strong dine-in appeal. The "Express" version is a 1500 sq. ft. restaurant with a slightly smaller menu than the full size version and has the option to have a drive up window.

Digger's BBQ is the future of franchising. Not only are we focused to become the nation's first true barbeque franchise chain in this $4 BILLION Dollar untapped market, but we have eliminated the number ONE issue with Franchising which are high startup cost and high royalties.

Digger's BBQ franchise model will be offered at a low total cost of $150k average total investment which includes an equipment and furniture package. Our franchise model is several hundred thousand lower in cost than the industry average startup cost of $400k. Also, our royalty structure will be a flat fee of $1000 a month for the first two years to get the franchisee off the ground. After the first two years of a flat fee royalty, we will raise the royalty to a traditional royalty of 5% of gross sales.

The Company currently operate an "Express" franchise in the small Taylors, SC Market as a prototype franchise. This current store was chosen to prove our franchise model. It is situated in a residential market as appose to a highly prime commercial market that the majority of our restaurants will be in. We did this to prove our franchise model because we knew that if we can succeed in this small market we can succeed in any market.

Products:

Digger's BBQ offers three lines of high quality food products which include; Hickory smoked BBQ, grilled marinated chicken, and fork tender fall off the bone ribs. Diggers' also has a variety home-style side items including homemade macaroni and cheese, fresh Cole slaw, and barbeque baked beans.

Digger's BBQ uses a variety of distinct sauces which are classified regionally into three categories; ketchup base, mustard base, and vinegar base. These sauces are the three main sauces used in barbeque throughout the US, but what makes Digger's BBQ unique is that we are the only company that uses all three. Most restaurants use one sauce or the other, but Digger's BBQ uses all three to meet our customer's needs as we encompass all regional taste. This is a major component to our point difference because with BBQ being extremely regional we make ourselves truly franchisable by incorporating each region's taste into our business model and products.

Our product is not just our food, but it is also the "Express" 1500 sq. ft. restaurant franchise model & the Full Size "QSR" 2500 Sq. Ft restaurant model as a whole. Digger's BBQ uses everything from the speed of service, the quality of our food, consistency, customer service, colors, uniforms, and even our designs to create a product that creates a unique experience for each and every customer we serve. We sell directly to these customers using direct mail, word of mouth, and coupons.

We expect the market for Digger's Barbeque Franchises to be quite diverse, as it is beneficial to any person or enterprise looking to invest in a great business opportunity with systems to sustain growth. Whether you are a "stay at home" mom, single dad, or a former VP of a down sized company, Digger's BBQ has a franchise model that meets every point of need. That is the main

reason we created these two unique concepts. With our unique system we can cater to any unique need the potential individual franchisee might have.

Our franchise model is priced well below the industry average franchise at a modest investment of $150k total cost which includes all the equipment. This will open the opportunity to the average Joe looking to get out of the rat race and own their own business without a huge initial investment.

Market Analysis Summary

The BBQ market is a **$4 Billion dollar a year** market and it has very limited nationwide, or regional "Brand Names" (two largest names being Famous Daves and Dickey's Barbecue Pit) recognized BBQ Franchise chains, and that is mainly because it is all about regional tastes. Carolina style, Memphis style, and Texas style are the main markets of BBQ.

The sauce in each region is also quite diverse. One place serves vinegar base, the other mustard and some tomato base sauces. Digger's BBQ has eliminated this issue because we cater to everyone's regional taste by having each region's style as well as the type of BBQ that each region is used to.

The Barbeque market is made up of mostly mom and pop's restaurants or large steak houses. This leaves a huge hole in this untapped market for a quick serve style BBQ concept. Our intention is to create smaller and more cost effective restaurants and to become the Subway of BBQ.

Throughout the US, when researching BBQ restaurants, you will typically find a local mom and pop BBQ restaurant or large Steak house style BBQ restaurant. You will never find a true National Brand name recognized Quick Serve Style (QSR) BBQ restaurant, Why? Because it does not exist!!

Digger's Barbeque has now created a concept that will do for BBQ what Starbucks did for coffee or what Subway did for sandwiches. For example coffee has been around for some time now, but when Starbucks came along they took over and made it a monopoly. We want to monopolize the barbeque market.

We have recently updated our concept with two revolutionary concepts that will take the franchising industry by storm and they are: Diggers BBQ "EXPRESS" which is a small 1500 Square ft. restaurant preferably with a drive-up or Drive through window and seats 40-60 people for dine-in and catering also like a Chinese restaurant but with BBQ instead and we already have one of these sold as a franchise also, and second, we have Diggers Barbeque Full size QSR which is a 2500 sq. ft. building which will be mainly focused on the Dine in aspect as well as catering, and compete in the QSR Market.

Market Segmentation

The prospects for our products are usually Individuals (blue and white collar workers) ages 20-50, however, families and married couples are beginning to visit our store more often. Their objectives are mainly to receive a high quality meal with great service at a great price. The proven ability to meet the many diverse needs of the true Barbeque lover, in regards to variety, is the reason the prospect wants to purchase from us.

The potential franchise market for BBQ is such a large market that we feel strongly that just an honest approach to what we offer as a franchise in a well-organized professional manner will be the selling point for most potential franchisees.

Chart: Market Analysis (Pie)
Market Analysis (Pie)



☐ Males 18-50

☐ Males 50+

☐ Females 25-50

   Females 50+

   Families

   Small Businesses

☐ Mid-Size Companies

   Large Companies

   Churches

The major market segment for our BBQ products are males ages 20-50 years old. The secondary market segment is females ages 18-40 which include mothers, college students, and wives. Our Market Segment Strategy will be to sell directly to these customers using direct mail, word of mouth, and coupons.

Also, in this tech age, we will be using a heavy strategy of marketing on Social Networks such as Facebook and Twitter. Digger's BBQ will also invest a portion of the initial investment on local and regional advertising mediums such as print, radio, and television advertising of our $5 BBQ plate special. We feel that this $5 tax included BBQ sandwich plate special will revolutionize the way people see value in the restaurant industry the way McDonald's dollar menu change the value system of the fast food market.

As for the marketing of our franchises, we have limited the marketing to the southeast U.S. with plans to expand throughout the southeast and U.S. in the coming two years. We will also use Trade shows, Craigslist, and Internet Franchising portals as our primary source for marketing potential leads for franchise expansion.

Industry Analysis

BBQ is the next **HOT** Trend in Franchising. With Barbeque franchises still being a relatively new idea to the franchise market, there is still a huge potential for Digger's Barbeque to become the Nation's only true brand name recognized QSR BBQ restaurant.

The Digger's BBQ Franchise business plan is to attempt to do what Starbuck's did for Coffee, what Subway did for sandwiches and have the hot streak that Five Guys Burgers and Fries is having in Franchising.

We will be the **ONLY** Brand of barbeque because we have recognized the huge gap in the industry and we have hands on analysis of what is missing for both the customer of the restaurant and the potential franchisee. The gap is an all-inclusive approach for the customer in that they no longer have to travel back to the Carolina's to get great BBQ or any other region because we carry **ALL** their favorite regional products!

For the potential franchisee we have eliminated the main problem with any franchise in this industry and that is the high initial startup cost, high royalties, and the high ongoing overhead of a restaurant. The fact that we offer the complete opposite to the struggles of a start-up franchise in itself would be more than enough to penetrate the market, but we go a step further and offer Flat fee royalties for all new franchisees for the first two to three years which as most know are the most significant years for franchise survival!

Competition and Buying Patterns

There are three enterprises who are Digger's BBQ most likely near term competitors, the strongest being Brand named fast-food franchises such as Subway. A list of these competitors is shown below.

Competing Enterprise Name	Competing Product Name
1. Mom and Pop BBQ Restaurants	Home-style BBQ
2. Sonny's Barbeque	Barbeque pork and Beef
3. Brand name food franchises	Brand named products like a sub-sandwich or Big Mac

In general the competition has average profit margins, but their market strength is greater than Digger's BBQ Franchises, Inc's. They have established excellent credibility in the marketplace. Past history would indicate the group has considerable experience. They appear to have a very strong commitment to the marketplace; however, current conditions place them in a position that, if necessary, abandoning the market is an acceptable alternative. They have the basic skills to successfully compete in the market and if history is any indicator, they will respond to our market entry efforts in a non-aggressive manner. This group of competitors will present a slight challenge to Digger's BBQ Franchises, Inc's growth.

Overall, though there is competition, in the case of Digger's BBQ Franchises, Inc. will be in a position in which competition will actually drive sales. By actually having locations near competitors we are actually driving food traffic to our business thus it is safe to say that competitors are not a direct hindrance to the Growth of Digger's BBQ Franchises, Inc.

Operations, Strategy, and Implementation Summary

Digger's BBQ strategy is to leverage its existing local Brand awareness and take advantages of new prime locations in the local market. By using established clientele, and reputation; and couple this with its new brand image we have created, we will not only refresh the Digger's BBQ brand but also continue to wow the customer.

Digger's BBQ has created a system to create a value added product/service experience to its existing customers and to enhance appeal to attract new customers to Digger's BBQ. In short, the company seeks to create a value-added approach to its eating establishments and bring in new customers to achieve both a higher margin than previously experienced and increase overall profitability through new customers. We will do this by creating the first ever "**TAX FREE MENU**"-in other words the menu includes taxes in the price.

This Tax free menu will be headlined by our $5 BBQ sandwich plate special. This is a BBQ sandwich, baked beans, fresh cole slaw, and a sweet tea all for $5 Tax included. The closest to this is Subway's $5 foot long, but the main difference is that Subway's version is not tax included and only includes the sandwich. We believe that by offering this over-the-top value we will establish ourselves as the best price for product restaurant in any market. In this economy this is the perfect strategy for increasing brand awareness and in-store sales.

We will use unique and creative advertising to draw attention to our unique value of our menu as well as leaving a lasting impression of our Digger's BBQ Brand. Radio, T.V., Print, and Internet advertising will be our main channels of getting new customers and inform existing customers of our extreme value.

From a franchising perspective we want to use a $1 million dollar equity investment by the second quarter of 2014 to open a number of company owned stores at an average cost of $100,000 to $150,000 per store and to begin our selling of franchises nationwide.

Digger's BBQ's initial expansion focus will be in the upstate of South Carolina primarily in Greenville, SC market. The Upstate of SC is an upcoming market that has attracted such companies as Michelin, BMW, Hitachi, Lockheed, and Amazon. The

market in Greenville, SC has also been named in many national media as a "Top Ten" place to live and build a business as noted on The Today Show.

Digger's BBQ has already chosen the first 10 locations for its next corporate owned stores. These stores will be in strip mall areas with strong traffic and strong anchors. The first three corporate stores will located specifically in the Haywood road, Pelham road, and Woodruff road markets which are the highest traffic markets in Greenville, SC. These are strong markets that have many established food franchises that bring in tons of food traffic already and will allow us to tap into the flow of customers that already exist in these areas.

Typical build-out of a Digger's BBQ franchise will only take 60 to 90 days from lease signing. Factors include licensing (DHEC, Fire Marshall, City approval etc.), corporate formation, light construction, painting, hiring staff, corporate formation per location, and training. We have simplified our franchise system to make it as easy as possible to open a restaurant in the fastest time possible to maximize the time it takes to start making money for investors and franchisees.

From June 2014 to June 2016 our intention is to open the first 50 corporate owned stores and within this same year sell 100 franchises at an average price of $150k or $15 million total gross franchise sales.

From June 2016 to December 2017 we would like to equal our first year's two years intention by opening an additional 50 corporate owned stores and sell 200 franchises for a total of 200 corporate owned stores and 300 franchises sold at $150k average per store or a $30 million total gross franchise sales by the end of 2017.

Strengths

1. **Knowledgeable and friendly staff.** We've gone to great lengths at Digger's BBQ to find people with a passion for people. Our staff is both knowledgeable and eager to please each customer.

2. **State-of-the art serving system.** From the moment you walk in a Digger's BBQ restaurant you are treated with honor and respect. We take your order with clarity and speed allowing the customer to get the most out of their time in this hustle and bustle age.

3. **Up-scale ambiance.** When you walk into Digger's BBQ, you'll feel the difference. From the color scheme to the flat-screen monitors inset into the walls, each store provides a cozy hideaway for meetings and small friendly gatherings. Large tables with plenty of Natural lighting provide the clean & bright atmosphere that makes each store so inviting!

4. **Clear vision of the market need.** Digger's BBQ knows what it takes to build an upscale Barbeque restaurant. We know the customers, we know the product, and we know how to build the service that will bring the two together.

   - Strong relationships with suppliers that offer credit arrangements, flexibility, and response to special product requirements.
   - Excellent and stable staff, offering personalized customer service.
   - Great retail space that offers flexibility with a positive and attractive, inviting atmosphere.
   - Strong merchandising and product presentation.
   - Good referral relationships with local and nationwide vendors.

Competitive Edge

Digger's BBQ's Competitive edge is its ability to understand the totality of the market needs. Digger's BBQ is the only BBQ franchise focused on meeting each customer's regional taste.

As an individual restaurant, Digger's BBQ is the leader in BBQ value by having the first **TAX INCLUSIVE** menu.

As a Franchising company, Digger's BBQ is the most cost effective franchise with all inclusive packages that include equipment, flat fee introductory royalties, and the lowest initial start-up cost of any franchise in the QSR industry at $150k average total investment.

Marketing Strategy

Digger's BBQ marketing strategy will include the use of targeted print media advertising, direct selling, and Social network media to drive in customers looking for a unique BBQ experience. We will capitalize on existing relationships with vendors who have stated their willingness to do whatever it takes to help us grow the Digger's BBQ Brand Nationwide.

We have positioned ourselves as a differentiated provider of the highest quality BBQ products around as well as the best franchise opportunity in the QSR industry. The primary goal of all marketing efforts will be to communicate this to existing and potential customers as well as future franchisees.

Sales Strategy & Promotions

Digger's BBQ's sales strategy is simple and that is we offer the best product for the best price to create value that each and every customer appreciates. We have created two concepts that will revolutionize the franchising industry in the area of marketing and advertising to new customers.

We created a tax free menu at   The menu is structured to have each item on the menu have the actual price you pay. That way we take the guess work out ordering for our customers. No more figuring out tax in your head to make sure you have enough for your meal. Now what you "SEE" is what you "PAY".

The Second sales strategy is our **$5 Full Meal Deal**. In this case we did not invent the wheel but we made it better. Just like Subway's $5 Sub sandwich, we have a $5 Sandwich but we made it better.

For **ONLY $5** you get a Regular BBQ sandwich plate, beans, slaw, and a tea for **ONLY $5 tax included.** Digger's BBQ will also implement frequent buyer cards to encourage the consumer to visit our stores multiple times a week. Digger's BBQ will also offer special "VIP" cards to our preferred clients such as investors, lenders, and select customers that have brought value and connections to our brand.

This strategy will be our entry point into every new market as being the best food value deal in the business and we plan on using this in our future Grand opening advertising campaigns.

Digger's BBQ's Sales Strategy for our Franchisees is also to Offer the best deal in the business. A true win/win situation in which Startup costs are a fraction of what typical franchises cost starting at $150k. We also offer a Flat fee Royalty for the first 1 to 2 years in which the royalty would be between $750 to $1000 a month for the entire year. This will help the franchisee with getting the business off the ground.

For both the individual franchise store sales and actually selling franchises, we will use the most cost effective advertising channels available such as Trade shows, internet franchise portals, standard print media, and the huge potential of social network advertising.

Sales Forecast

Our sales forecast is based on the following assumptions. We expect our production will be sold as soon as it is ready, as the forecasted production is less than the anticipated demand and we typically only keep a week's worth or inventory. Our product is not seasonal and will be continually produced throughout the year. We will operate in three main categories: Lunch, Dinner, and Catering sales.

Regarding the "direct cost of goods sold" (COGS), we assume the costs of materials will remain relatively the same for us as we always seek to be within certain percentages of sales and maintain great relationships with our suppliers. Our Goal is always to be around 25% food cost for meats and side item products, 5% paper good cost, and 3% cost for Drink sales or Coke products.

The five year forecast of profits is based moderately on our company's history and is what is typical in the QSR industry. Each Table's figures is per location and will be multiplied by 100+ restaurants dependent on how many locations we are able to develop.

TOTAL COST TO MANUFACTURE

$1.86 to $2 per 1/4 BBQ sandwich plate and we sell it for $5 which is a margin of $3+ per plate!

As our purchase volume increases, purchase price for all our products will decrease. As we continue to systemize our cooking procedures, labor costs will begin to decrease.

Therefore, during the next three to five years of operations at Digger's Barbeque, the cost benefits of volume purchasing and improved systemized cooking processes should decrease the cost of goods sold, and labor significantly.

The table below shows the average sales forecast per store over the next five years.

Sales Forecast					
	2014	2015	2016	2017	2018
Sales					
Lunch Sales	$364,800	$405,600	$468,000	$530,400	$624,000
Dinner Sales	$179,000	$218,400	$249,600	$280,800	$280,800
Catering Sales	$111,000	$156,000	$187,200	$280,800	$312,000
Total Sales	$654,800	$780,000	$904,800	$1,092,000	$1,216,800
Direct Cost of Sales	2014	2015	2016	2017	2018
Food Cost: Meats & Sides items	$163,700	$195,000	$226,200	$273,000	$304,200
Paper Cost	$32,740	$39,000	$45,240	$54,600	$60,840
COKE products	$19,644	$23,400	$27,144	$32,760	$36,504
Subtotal Direct Cost of Sales	$216,084	$257,400	$298,584	$360,360	$401,544

The table below shows the average sales forecast <u>per 100 stores</u> over the next five years.

Sales Forecast					
	2014	2015	2016	2017	2018
Sales					
Lunch Sales	$36,480,000	$40,560,000	$46,800,000	$53,040,000	$62,400,000
Dinner Sales	$17,900,000	$21,840,000	$24,960,000	$28,080,000	$28,080,000
Catering Sales	$11,100,000	$15,600,000	$18,720,000	$28,080,000	$31,200,000
Total Sales	$65,480,000	$78,000,000	$90,480,000	$109,200,000	$121,680,000
Direct Cost of Sales	2014	2015	2016	2017	2018
Food Cost: Meats & Sides items	$16,370,000	$19,500,000	$22,620,000	$27,300,000	$30,420,000
Paper Cost	$3,274,000	$3,900,000	$4,524,000	$5,460,000	$6,084,000
COKE products	$1,964,400	$2,340,000	$2,714,400	$3,276,000	$3,650,400
Subtotal Direct Cost of Sales	$21,608,400	$25,740,000	$29,858,400	$36,036,000	$40,154,400

Chart: Sales Monthly



The Numbers above are based off operation assumptions by the Company's Management, their experience in the industry, and market research of operating restaurants in the same fast casual service market sector and same restaurant sizes.. Some Market research included, but is not limited to:

- <u>The Potbelly Company:</u> (*Source, Potbelly Company's final amended S-1 public filing in October of 2013*)

  - As of June 30, 2013, the Potbelly Company had a domestic base of 286 shops in 18 states and the District of Columbia. Of these, the Potbelly Company operates 280 stores and franchises operate six stores. In addition, there are 12 franchises stores in the Middle East. Total store growth was 16.0% over the prior year.

  - The Potbelly Company achieved positive comparable sales growth in twelve of the last thirteen quarters through fiscal quarter end June 30, 2013.

- From 2011 to 2012, the Potbelly Company increased its total revenue 15.5% to $274.9 million, with an adjusted EBITDA of 17.6% to $31.5 Million, and the Potbelly Company's net income for the year ended December 30, 2012 to $7.1 Million, excluding a $16.9 Million non-cash tax benefit as a result of releasing a valuation allowance against the Company's deferred tax assets.

- From 2008 to 2012, the Potbelly Company increased its store-level profit margin by 520 basis points to 20.7% (store-level profit margin measures net store sales less store operating expenses as a percentage of net store sales).

- **The Habit Burger Grill Company:** (*Source, Company's initial S-1 public filing from October 2014*)

  - The Habit Burger Grill Company has grown from 26 locations across three markets in California as of December 31, 2009 to 98 locations across ten markets in four states as of August 25, 2014, and company had a compound annual growth rate ("CAGR") from 2009 to 2013 of 34.5%

  - The Habit Burger Gill Company has generated 42 consecutive fiscal quarters of positive comparable restaurant sales growth, due primarily to increases in customer traffic.

  - The Habit Burger Grill Company has grown its company-owned restaurant AUV's from approximately $1.2 Million in fiscal year 2009 to approximately $1.7 Million as of July 1st, 2014, representing an increase of 33.9%

  - From fiscal year 2009 to fiscal year 2013, the Habit Burger Grill Company's revenue increased from $28.1 Million to $120.4 Million, net income increased from $0.1 Million to $5.7 Million and adjusted EBITDA increased from $1.9 Million to $14.7 Million.

- **El Pollo Loco Holdings, Inc.:** (*Source, Company's final amended S-1 public filing from July 2014*)

  - El Pollo Loco Holdings, Inc. ("El Pollo Loco") achieved positive comparable restaurant sales growth in 11 consecutive quarters through the fiscal year ended March 26, 2014

  - El Pollo Loco's annual AUV grew from $1.5 Million in 2011 to $1.8 Million in 2013

  - From 2011 to 2013, El Pollo Loco increased its restaurant contribution margin for its company-operated restaurants by 230 basis points to 21.0% and from March 27, 2013 to March 26, 2014, El Pollo Loco increased its restaurant contribution margin for its company-operated restaurants by 160 basis points 22.1%.

  - From 2011 to 2013, El Pollo Loco increased its total revenue by 15.2% to $314.7 Million, increased its adjusted EBITDA by 39.2% to $55.0 Million, and decreased its net loss from $32.5 Million to $16.9 Million. Included in the net loss figures for 2011 and 2013 were expenses for early extinguishment of debts totaling $20.2 Million and $21.5 Million, respectively.

Business and Industry
Greenville, South Carolina

CONTENTS

1

I. Executive Overview

Many companies in Greenville and the Upstate of South Carolina are widely recognized as strong competitors in the global marketplace. As a medium-sized market, the ten-county Upstate region comprises one of the strongest manufacturing centers in the country. The region is known for its ability to attract international and domestic firms by providing a pro-business environment and all the amenities necessary for business growth. And as Harvard Business School professor and author Rosabeth Moss Kanter writes in *World Class: Thriving Locally in the Global Economy*, "The history of the region's economic development is a lesson for business and community leaders seeking to understand what is required to achieve world-class status and bring local residents into the world economy."

Greenville County is the centerpiece of the region considered to be the "economic engine of South Carolina" and is the most populous county in the state. Since its beginning as a small farming community in 1786, Greenville County has grown into a large and diverse metropolitan area and one of the southeast region's premiere areas for business. Over the past thirty years Greenville has transformed itself from the "textile capital of the world" into a best nation for corporate office, manufacturing and warehousing/distribution operations. Greenville is now home to world-class companies such as 3M, Lockheed, General Electric, Samsung and Michelin.

Companies are drawn here by our favorable tax rates, market accessibility and the quality and availability of our workforce. In fact, South Carolina's workforce was ranked in #5 in the nation, 5th best for access to transportation in all its modes; and 6th best for "cost of doing business" by CNBC's 2010 Top States for Business. And in fDi Magazine's 2009/2010 "North American Cities of the Future", the City of Greenville ranked # 1 among "micro cities".

Greenville County has announced over $1.1 Billion in new capital investment and over 7,000 new jobs in last five years. The SC Department of Commerce indicates that Greenville's home to more corporate headquarters than any other region in South Carolina. Additionally, as of 2010, Greenville County was home to more than 50 Fortune 500 companies.

Investment in Greenville County (announced)

Year	New Jobs	New Investment
2006	1,926	$298.5 Million
2007	681	$163.2 Million
2008	1,556	$191.3 Million
2009	909	$165.4 Million
2010	2,083	$251.9 Million
Five Year Total	7,155	$1.1 Billion

Source: Greenville Area Development Corporation

Fortune 500 Companies in the Upstate, 2010

Companies in Greenville County. Source: Fortune Magazine and SC ACOG

Company	Rank		Company	Rank

II. Major Headquarters

Selected Greenville County Headquarters Listing:
International, North American, National, and Regional

Company Name	Product/Service	Type	Website
Agfa Corporation	Photographic Films – Technology	Regional	
Bi-Lo Corporation	Grocery Sales	Regional	
Charter Communications	Broadband Communications	Regional	
Fluor Corporation	Engineering, Procurement, Construction, and Maintenance Services	Regional	
Hubbell Lighting	Lighting	International	
General Electric	Engineering	COE	
Guardian Building Products	Building Materials	Corporate	
CertusBank	Financial Services	National	
Kemet Corporation	Capacitors	International	
Lockheed Martin Aircraft	Aircraft Maintenance	International	
Michelin North America	Radial Tires	North American	
Nutra Manufacturing	Pharmaceuticals	National	
Open Source Incorporated	Internet Systems	International	
Span-America Medical Systems	Medical Products	National	
SYNNEX	Information Technology	Regional	
Verizon Wireless	Communications	Regional	

Source: SC Department of Commerce, The Upstate Alliance, Reference USA, and GADC

4

III: Business and Industry Overview

Industry Sector by Facility Count. Greenville County and Upstate Region

Sector	NAICS	Greenville	Upstate Region
Total Private and Government	10	12,041	28,811
Total Private	10	11,762	27,588
Goods Producing	101	1,830	4,803
Natural Resources & Mining	1011	28	168
Construction	23	1,163	2,861
Manufacturing	31-33	651	1,774
Durable Goods		375	1,070
Non Durable Goods		276	704
Service Providing	102	9,932	22,815
Trade Transportation & Utilities	1021	2,835	7,054
Wholesale Trade	42	593	1,738
Retail Trade	44-45	1,949	4,559
Transportation - Warehousing	48-49	279	640
Utilities	221	13	57
Information	51	218	397
Financial Activities	1023	1,244	2,711
Professional & Business Services	1024	2,312	4,409
Education & Health Services	1025	1,034	2,455
Leisure & Hospitality Services	1026	1,150	2,884
Other Services (except Public Administration)	81	1,123	2,326
Total Government	10	279	1,223

Source: Quarterly Census of Employment & Wages 2010 Annual Averages. SC DEW

2010 Facility Count by Selected Industry Sector. Greenville County



Average Monthly Employment by Industry Sector, Greenville County & Upstate SC

Sector	NAICS	Greenville	Upstate Region
Total Private and Government	10		
Total Private	10		
Goods Producing	101		
Natural Resources & Mining	1011		
Construction	23		
Manufacturing	31-33		
Durable Goods			
Non Durable Goods			
Service Providing	102		
Trade Transportation & Utilities	1021		
Wholesale Trade	42		
Retail Trade	44-45		
Transportation Warehousing	48-49		
Utilities	221		
Information	51		
Financial Activities	1023		
Professional & Business Services	1024		
Education & Health Services	1025		
Leisure & Hospitality Services	1026		
Other Services (except Public Administration)	81		
Total Government	10		

Source: Quarterly Census of Employment & Wages 2010 Annual Averages, SC DEW

2010 Employment by Selected Industry Sector, Greenville County



Sector	Employment
Construction	4984
Manufacturing	28060
Wholesale Trade	10749
Retail Trade	28603
Transportation Warehousing	7832
Information	5449
Finance Activities	11789
Professional & Business Services	45464
Educational & Health Services	24281
Leisure & Hospitality Services	22392
Total Government	28292

5

IV. Manufacturing Overview

Largest Manufacturing Employers in Greenville County

Company	Employees	Product/Service
Michelin North America*	4,300	Radial tires, Headquarters, R&D
General Electric	3,200	Gas turbines, Engineering
Sealed Air Corp – Cryovac Division	1,420	Plastic bags and plastic film
Honeywell*	875	Gas turbine component parts, R&D
Lockheed Martin Aircraft	800	Aircraft maint. and modification
ABB (Baldor)	669	Speed changers, Gear reducers
House of Raeford Columbia Farms	650	Processed poultry
Mitsubishi Polyester Film LLC	631	Polyester film
Milliken & Company*	570	Yarn & non woven fabrics
Nutra Mfg USA	550	Vitamins and supplements
Drive Automotive (Magna)	550	Automotive body panels

*Includes multiple locations.   Source: SC AGCG and GADC

Largest Manufacturing Employers in Upstate Region

Company	Employees	County	Product/Service
Michelin North America	9,359	Multiple	Radial tires, Headquarters, R&D
BMW Manufacturing Corp	5,500	Spartanburg	Automobiles
Milliken & Company	3,900	Multiple	Textile Mfg, R&D
General Electric	3,200	Greenville	Gas turbines, Engineering
Sealed Air Corp – Cryovac	2,500	Multiple	Plastic bags & film
The Timken Company	1,650	Multiple	Screw machine parts
Nestle USA	1,500	Cherokee	Frozen prepared foods
Duke Energy	1,500	Oconee	Power Generation
Robert Bosch Corp	1,380	Anderson	Automotive components
Fuji Film	1,200	Greenwood	Photographic products

Source: SC AGCG and GADC

Manufacturers Database

Go to the Greenville Area Development Corporation website   to view and download the Greenville County Manufacturers Directory.

7.

Manufacturing Sector by Facility Count, Greenville County and Upstate Region

Industry	NAICS	Greenville	Upstate Region
Food Manufacturing	311	32	42
Textile Mills	313	30	117
Textile Mill Products	314	30	45
Apparel Manufacturing	315	8	13
Wood Product Manufacturing	321	17	52
Paper Manufacturing	322	29	44
Printing and Related Support activities	323	54	105
Chemical Manufacturing	325	59	133
Plastics & Rubber Products Manufacturing	326	33	95
Nonmetallic Mineral Product Manufacturing	327	26	72
Primary Metal Manufacturing	331	7	32
Fabricated Metal Product Manufacturing	332	110	295
Machinery Manufacturing	333	62	156
Computer & Electronic Product Manufacturing	334	16	32
Electrical Equipment & Appliance Manufacturing	335	22	42
Transportation Equipment Manufacturing	336	21	72
Furniture and Related Product Manufacturing	337	35	50
Miscellaneous Manufacturing Industries	339	63	118

Source: Quarterly Census of Employment & Wages 2010 Annual Averages, SC DEW

2010 Facility Count by Maunfacturing Sector, Greenville County



Average Monthly Employment by Mfg Sector, Greenville County & Upstate SC

Industry	NAICS	Greenville	Upstate Region
Food Manufacturing	311	1,943	2,459
Textile Mills	313	1,373	5,615
Textile Mill Products	314	968	1,636
Apparel Manufacturing	315	284	295
Wood Product Manufacturing	321	194	1,556
Paper Manufacturing	322	882	2,092
Printing and Related Support activities	323	697	1,745
Chemical Manufacturing	325	4,082	5,426
Plastics & Rubber Products Manufacturing	326	4,021	10,436
Nonmetallic Mineral Product Manufacturing	327	684	2,098
Primary Metal Manufacturing	331	66	319
Fabricated Metal Product Manufacturing	332	2,695	6,990
Machinery Manufacturing	333	6,016	8,943
Computer & Electronic Product Manufacturing	334	578	1,456
Electrical Equipment & Appliance Manufacturing	335	1,219	4,399
Transportation Equipment Manufacturing	336	1,434	11,253
Furniture and Related Product Manufacturing	337	643	982
Miscellaneous Manufacturing Industries	339	668	1,424

Source: Quarterly Census of Employment & Wages 2010 Annual Averages SC DEW

2010 Average Monthly Emplyment by Mfg. Sector, Greenville County



V. Select Call Centers

Company Name	Empl.	Type
Agilysys (Kyrus Corporation)	123	Inbound Customer Service
ABB (Baldor)	90	Inbound Customer Service
BeneFitfocus	70	Inbound Customer Service
Charter Communications	375	Inbound Customer Service
Concentrix (formerly BSA Sales)	144	Outbound Technology Marketing Service
Duke Energy	100	Inbound Customer Service
Ford Motor Credit Company	550	Inbound Customer Service
Infor DataStream Systems	100	Inbound Customer Service
Level One	350	Inbound Marketing Service
Michelin Tire Corporation	900	Inbound Customer Service
Perdacti*	10-15	Inbound Customer Service
Resurgent Capital Services	450	Inbound Customer Service, Collections
Samsung Networks America, Inc	600	Inbound Customer Service
Sealed Air Corp	125	Inbound Customer Service
JPS	200	Inbound Customer Care, Outbound Sales
Ventus Cable	200	Inbound Customer Service, Outbound Collections
Verizon Wireless	1,200	Inbound Customer Service
Windstream Communications	207	Inbound Customer Service, Outbound Sales

*Perdacti announced 200 jobs on January 15, 2011

Source: GADC

10

VI. Select Technology and Software Development Companies

Company	Service
Infor (formerly DataStream)	Manufacturing Maintenance software
AHOLD	Data Management – Grocery
TetraData Corp	School District Analysis Software
Agilysys (formerly Kyrus Corp.)	Point-of-Sale Software
PromoPipeline, LLC	Promotions Packaging Software
ScanSource	Internet Systems, POS, ADC
Soutance	Custom Manufacturing Solutions
Asobcus	Sports Software
Ebridge	Business Process Automation
BV	Programming, Insurance Software
EDS	Data Management, Applications Maintenance

Source: SADC

11

VII. Select Distribution Centers

Selected Companies	Product/Service	Empl
Anderson Hardwood	Flooring	150
Atlas Cold Storage	Refrigerated products	35
C&S Wholesale (B Lo Distribution)	Food Products	250
Coca-Cola Bottling Company	Soft drinks	100
Diversified Distribution Systems	Retail products	50
Excent Med	Medical products	30
Gordon Food Service	Food products	50
Lanxess (formerly Bayer Corporation)	Industrial Products	25
Nissan North America, Inc.	Auto parts	45
Pet Dairy	Dairy products	75
ScanSource	Technology products	430
Super Duper, Inc.	Education materials, catalog sales	52
Confluence Watersports	Kayaks, canoes and accessories	40
W.W. Grainger	Industrial Products	20

Source: GADC

12

VIII. Transportation & Logistics

The Upstate of South Carolina has over 14,000 miles of state and county maintained highways. Among these are several major interstate systems including I-95, I-26, I-385 and I-195. Interstate I-85 is the backbone of the region. Passing thru the Upstate, I-85 stretches from Petersburg, VA to Atlanta, GA and southern Alabama and connects the southeast with the northeast. Greenville also connects with I-26 to the east, allowing access to the South Carolina ports.

Airports

South Carolina's largest airport, the **Greenville-Spartanburg International Airport (GSP)** is the major aviation facility in the Upstate. Located just 20 minutes from downtown Greenville on I-85, GSP provides both passenger and cargo service. The airport handles over 1.25 million passengers annually and is served by seven passenger and four cargo airlines. With a recent $100 million expansion, the airport's runway now measures 11,001 feet and is capable of handling any aircraft flying today. GSP was voted 7th most user-friendly small airport in the nation in a survey by Conde Naste Traveler.

Located adjacent to the Palmetto Exhibition Center and only three miles from Greenville's Central Business District, the **Greenville Downtown Airport (GMU)** serves as the "Corporate Gateway" to Greenville. GMU is a modern and attractive facility with a wide variety of tenants that offer a full range of aviation services.

The SC Technology and Aviation Center (SCTAC) features a public airport designed to meet a variety of aviation-related business needs. Donaldson Field (GYH) has an 8,000 foot primary runway that can handle virtually any landing gear configured aircraft and it has a Category 1 Instrument Landing System. SCTAC is well suited for airline and cargo services as well as aviation MRO and other aviation-related business needs.

Rail

Greenville County is served by two major railroads, Norfolk-Southern and CSX Transportation, and a short-line railroad, Carolina Piedmont. Norfolk-Southern provides direct service to the Port of Charleston (second day delivery). All major metropolitan areas in the United States are accessible within three to six days by rail.

Port of Charleston

One of the busiest container ports along the Southeast and the Gulf coasts and a leader in productivity and efficiency, the Port of Charleston has been a major global center of commerce and trade for three centuries. The Port offers the deepest channels in the region - capable of accommodating 9,400-TEU vessels drafting up to 48 feet - and provides convenient access to global markets. To prepare for coming years, Charleston is heavily investing in its new and existing terminals with a 10-year, $1.3-billion capitalization. A new terminal (Navy Base Terminal) that will boost container capacity in the port by 50% is set to open in 2018.

Logistics

Motor Freight

Greenville's location along I-85, the southeast's major freight corridor, provides the area with a large, consistent supply of trucks from numerous specialized trucking carriers serving the United States. There are over 70 freight lines in the Greenville-Spartanburg area, half of which have terminals.

- One-day trucking service reaches 44 percent of the country's population and 27 percent of the nation's manufacturing output.

- Overnight trucking service is available to most of the southeast.

- All major eastern markets are within two traveling days.

Air Freight

Two Federal Inspection Stations (FIS) consisting of Customs, Immigrations and Agriculture are located at the GSP airport. The first FIS facility located under the south concourse is designed to handle 250 international passengers per hour. The second FIS location on the north cargo ramp is designed to handle cargo and corporate aircraft that require international clearance.

The north end of the GSP airport is home to a 120,000 square foot FedEx facility. This facility, completed in 2001 provides FedEx with the capability to sort up to 3000 packages per hour.

Cargo Statistics at GSP Airport

Year	Cargo Tons
2010	24,668
2009	19,826
2008	26,735
2007	28,283
2006	26,853

Source: GSP Airport Commission

14



The 2012 Regional Economic Scorecard

Upstate South Carolina is competing on the world's stage for talent, technology, capital and jobs. As our competition becomes increasingly fierce, how well positioned are we to succeed?

As we strive to build a greater business community, we must keep score and deliver clear metrics in detail public to policymakers in the competitive position and prosperity, leaders and residents must engage in the community in order to make the bold reforms necessary to enabling significant improvement.

The Greenville Chamber launched the annual Economic Scorecard project in 2007 after studying a long-term decrease trend in the region's per capita income relative to the nation. The Chamber contracted economic researchers at Clemson University to provide an objective study to measure and help develop a better understanding of what contributes to strong regional growth.

The Scorecard is a collaborative project supported by these partner organizations who may be leadership roles in executing strategies to improve our primary metric – Per Capita Personal Income (PCPI):

- *ACCELERATE (a Greenville Chamber initiative to impact economic competitiveness)*
- *Community Foundation of Greenville*
- *United Way of Greenville County*
- *University Center of Greenville*
- *Upstate SC Alliance*

We will highlight several Community Strategies impacting PCPI in this report, and acknowledge that many more are in place throughout the region. The goal of the Scorecard is to provide information and direction to help create policies and allocate resources that positively impact the prosperity of our region.

Income growth is determined by four broad inputs: Human Capital, Innovative Activity, Entrepreneurial Environment and Industry Strength. The Economic Scorecard model provides an objective assessment of these four metrics based on statistical analysis.

Outcomes of competitiveness
- Income growth and sustainable development

Environment for development
- Industrial composition
- Physical infrastructure
- Social, cultural and institutional environment

Competitiveness inputs
- Human Capital
- Innovative Activity
- Entrepreneurial Environment
- Industry Strength

In this chart two areas of the Upstate are highlighted: the three-county Greenville Metropolitan Statistical Area (MSA) and the 10-county Upstate SC region. Both areas have been measured throughout this report.



Greenville

Pickens

Laurens



- Peer regions   - Target regions
- Per Capita Personal Income
  (PCPI) Ranking

Source: US Bureau of Economic Analysis

PROSPERITY

Per Capita Personal Income (PCPI)

Personal income includes all sources of income (wages, interest, dividends, governmental transfers, etc.) in a region. Per Capita Personal Income (PCPI) is total income divided by total population.



US=100

UPTICK

Spendable Income in Upstate SC

Greenville County saw the [...] in relative PCPI from 1999 to 2009. While income increased each year, the growth rate was not as robust as that of the nation's, creating the increasing gap between Greenville and the US.

If Upstate SC's PCPI was on average with the nation, we would have an additional $[...] billion in spendable income. Greenville County alone would have an additional $1.69 billion in spendable income.

The good news is that the most recent data (2009) shows an uptick in PCPI. Time will tell if this is the beginning of a true change in direction as it will take several years of data to be confident that long-term, positive change has occurred. In the meantime, organizations are working diligently to make improvements in the Upstate.

	Charleston MSA	Charlotte MSA	Columbia MSA	Greenville MSA



Source: US BLS, State and Area Employment, Hours and Earnings Program, Not Seasonally Adjusted

"Greenville is one of the Top Metros for Employment Spring 2012"

-Forbes Magazine

The Greenville MSA was hit harder than other regions during the recent recession December 2007 to June 2009, with total employment falling by 8.8%. Among our Scorecard regions, only Charlotte also lost more than 8% of its employment base. While the Greenville MSA has seen a faster rate of recovery than other areas, more ground needs to be covered to make up for the losses incurred.



– Times of recession

"The Upstate has seen an economic restructuring and a deep recession in the span of a decade, as witnessed by deep restructuring-based losses in textiles and recession-based losses in construction. However, employment levels are rebounding, especially in higher productivity, higher pay manufacturing jobs as witnessed by a 37% increase in earned income per manufacturing job in the Greenville MSA from 2001 to 2010."

**-Dr. David Hughes,
Clemson University**



High school graduates
Percent of labor force with a high school diploma.

Associate degrees
Percent of labor force with an associate degree.

Bachelor degrees
Percent of labor force with a Bachelor's degree.

Graduate or Professional degrees
Percent of labor force with a graduate or professional degree.

Knowledge workers
Percent of employment in occupations classified as management, business operations, finance, computers, math, architecture, engineering, science, law, education, health care, arts, design, entertainment and media.

Raleigh-Durham........ 124.9
Austin................. 115.8
Charlotte.............. 104.0
Nashville.............. 100.3

US Average

110
105
100
95
90
85

CHARLESTON
COLUMBIA 102.7
RICHMOND 100.6
LEXINGTON 100.0
JACKSONVILLE 98.1
JACKSON, MS 98.1
LITTLE ROCK 94.4
LOUISVILLE 94.3
BIRMINGHAM 93.9
GTR. GREENSBORO
KNOXVILLE

Indicates index point change from 2009

How do we compare?

The Greenville MSA continues to be ranked in the middle of the pack and Upstate SC lags the other areas. Both areas experienced slight declines in this index.



Degree Education Rankings
Among Peer Regions

	Greenville MSA	Upstate SC
High School Diploma	12	13
Associate Degree	5	2
Bachelor Degree	6	13
Graduate/Professional Degree	7	12

Education pays

— Unemployment Rate in 2010   — Median Weekly Earnings in 2010

1.9	Doctoral degree	$1,550
2.4	Professional degree	$1,610
4.0	Master's degree	$1,270
5.4	Bachelor's degree	$1,038
7.0	Associate degree	$767
9.2	Some college, no degree	$712
10.3	High school diploma	$626
14.9	Less than a high school diploma	$444

Note: Data are for 2010, annual averages for persons age 25 and over. Earnings are for full-time wage and salary workers.

Source: Bureau of Labor Statistics, Current Population Survey.

Community Strategy

Greenville Region Workforce Collaborative

Despite significant economic development and job creation over the past few years actual hiring has lagged in certain sectors and overall unemployment rates remain high. One of the primary concerns US manufacturing faces is a lack of qualified applicants for certain occupations.

Workers with the experience and/or qualifications necessary for companies today represent a smaller group than in past years and the wages those underemployed individuals are earning is a fraction of what they could if they had certain skills and experience which dampens the region's PCPI.

Based on this dynamic and by manufacturing, process and growth outlook, the Greenville Region Workforce Collaborative, (GRWC) creates partnerships focused on the advanced manufacturing workforce, leveraging employer input to assist in needs to meeting workforce gaps. Under the leadership of the United Way of Greenville County the mission of the GRWC is to raise, coordinate and direct funding, and address the supply of innovative workforce partnerships that create sustainable workers with sustainable employment in industries critical to our region.

Currently focused on the transportation cluster, the two-year goals for the collaborative include:

- Align training programs to create a sustainable pipeline of qualified workers
- Providing educational skill training, and support services for youth sectors
- Increasing employment and earnings for these individuals

With continued success in the transportation cluster the GRWC will explore opportunities for developing similar policies for other key sectors. This demand-driven strategy for workforce development will help to increase wages, thereby increasing PCPI.

INNOVATIVE ACTIVITY
Generating New Ideas, Technologies, Products and Processes

The Upstate is building upon several existing advantages in terms of innovation. We have long been strong in terms of patent production, thanks to significant corporate R&D activity, a strong engineering base, and world-class research universities.

Indicators

Percent of employment in computer, science and engineering occupations

Graduate students in science, engineering, and health sciences per 10,000 residents



Target Cities

Austin	269.7
Raleigh-Durham	264.9
Charlotte	67.6
Nashville	64.7

South Carolina

US Average

Indicates index point change from 2009

LEXINGTON | KNOXVILLE 88.1 | RICHMOND 83.2 | COLUMBIA 80.5 | LITTLE ROCK 75.5 | CHARLESTON 69.3 | BIRMINGHAM 60.4 | GTR. GREENSBORO 59.5 | LOUISVILLE 53.7 | JACKSON, MS | JACKSONVILLE 37.5

8

How do we compare?

The Greenville MSA has tended to fare well on this Index, with Upstate SC falling in the middle of the pack. Greenville MSA saw the third largest increase in this measure with Upstate SC also seeing a slight uptick.

Patenting activity per capita increased for both the Greenville MSA and Upstate SC. Only Raleigh saw a bigger percentage increase in the number of patents per 10,000 employees. At the same time, the percentage of graduate students in science, engineering and health sciences increased at a healthy pace.

One area of decline was the percent of the workforce employed in computer, science and engineering occupations. This may be more of a function of the economic downturn than a shift in corporate R&D strategies.



Employment in Computer, Science and Engineering Occupations, Greenville Metro

Source: US Census Bureau, 2010 American Community Survey

Community Strategy

Innovation and Talent

High rates of innovation depend on a deep base of talent across critical sectors with high reliance on the information technology, engineering, and science disciplines. Increasing the linkage between students and recent college graduates in these areas of study and the business community is key to increasing income growth.

The Greenville Chamber has developed the following two initiatives to help foster this action.



Candidates for the NEXT Intern Program meet at the NEXT Innovation Center for panel interviews with NEXT CEOs.

NEXT

The NEXT community of innovation-intensive companies has developed an internship program that focuses on hiring interns in a variety of positions from marketing and software development to graphic design and grant writing.

PULSE

PULSE, the Chamber's young professionals organization, has launched PULSE Talent, an intern program designed to support a variety of companies in the area by offering a series of events ranging from arts, culture and networking workshops, leadership lunches and social events all with the goal to increase the connection to the Greenville community.



Graduate Programs

Vibrant graduate degree programs in key areas such as science, engineering and health sciences lead to innovation. Such higher education programs are growing with the help of the University Center of Greenville, USC Upstate, Furman University and other area institutions. Clemson University's International Center for Automotive Research (CU-ICAR) has demonstrated tremendous potential with the graduation of the United States first-ever Ph.D. in Automotive Engineering. Corporate research partnerships with CU-ICAR continue to grow with at least 30 formed since 2004. Most recently, the Center for Emerging Technologies opened its doors to innovative firms wanting to have a close relationship with this institution.



Indicators

Business churning

Establishments per 1,000 employees

Proprietors' income share

US Average

South Carolina

Indicates index point change from 2009

How do we compare?

The Region is making progress here, but we started well behind the national level. The Greenville MSA advanced two places in the ranking and Upstate SC saw modest improvement, with no change in rank order. A much faster rate of improvement is needed to catch up to the nation.

Within the index, the Greenville MSA increased on three of four sub-measures, but is still far behind the nation in terms of proprietor's income, and employment in professional, scientific and technical industries, key to supporting innovative firms.

Wage differential
in Greenville County



Average Annual Pay for All Firms

Average Annual Pay for High-Impact Firms

Sources: US BLS, GdSW Program and Greenville Chamber

Community Strategy

Iron Yard Labs



As competition for high-impact technology and talent continues to grow, communities differentiate themselves by providing a supportive environment for the launch and growth of new ventures. Summer 2012 marks the beginning of an exciting project in Greenville. The Iron Yard Labs (formerly The Next Big Thing) is a 13-week startup accelerator. Part of the TechStars Network is the top accelerator program in the world, the Iron Yard Labs will select ten companies – typically web and mobile software developers – to spend the summer in



Greenville. These firms will receive seed funding, along with three months of mentorship, office space, legal and accounting services, in-house design support, and the opportunity to pitch their business to hundreds of investors. *[...]* financed the launch of the Iron Yard Labs.

NEXT Facilities

In 2011, the NEXT Innovation Center in downtown Greenville reached full capacity. This facility houses a broad range of high-impact companies in various sectors. With this



space fully leased, the Greenville Chamber is leading community efforts to plan for additional facilities in the region targeting high-value sectors such as software, manufacturing and biomedical. Having a number of interrelated facilities focused on the needs of particular industries positions Greenville for strong growth. The NEXT Innovation Center has received national attention from features in *Mother Jones* and *Fast Company*, highlighting the value of having this type of facility in the region.

11

INDUSTRY STRENGTH
Developing a strong portfolio of industry and occupational expertise

While much of the region's ability to compete comes from new ideas and new firms, a significant portion is determined by what has come before. The region's current economic base and structure largely affects future performance. The most common way to measure this base is in terms of industry clusters: similar firms, suppliers, and related institutions. Once known as the Textile Capital of the World, the Upstate's current cluster base is composed of Aerospace, Automotive, Bioscience, Energy, and Advanced Materials.

The ideal situation is for a region to have a number of deep clusters with connecting services that can support many clusters.

> "Economic development prospects are most promising in regions with a diversity of industry clusters, and where the industries represented by these clusters are competitive, innovative, and growing."
> – Dr. David Buckley, Clemson University

Indicators

Concentration of jobs in high wage industries (traded industries only)

Concentration of industry jobs in high wage occupations (traded industries only)

Employment Diversity Index

Employment per Square Mile



Target Cities
Charlotte 122.2
Raleigh, Durham 115.8
Austin 112.7
Nashville 112.2

South Carolina 74.6

US Average

Jacksonville 108.3 · Richmond · Louisville 101.7 · Knoxville 94.4 · Birmingham 92.5 · Gtr. Greensboro 90.7 · Little Rock 90.2 · Charleston 89.3 · Lexington 86.5 · Columbia 82.6 · Jackson, MS · 76.5

Indicates index point change from 2009

How do we compare?

The Upstate has slightly improved its position here. As in other areas, we are starting at a lower level than our peers. We stand at about 91% of the US rate for having high-wage industries, but only about 79% for high-wage jobs. This implies that there are additional opportunities to attract higher paying, higher skilled jobs to the region. As we continue to upskill the workforce and focus on key industries, this will continue to improve.



Upstate SC Job Creation and Capital Investment



Cumulative totals since 2007

$7.95 billion
Total investment

28,393
Jobs created

Source: Upstate SC Alliance

Community Strategy

Adaptability

When working, how is what worked for decades — our adaptability. A great example of this can be seen in the Advanced Materials sector beginning where our experience in making textile materials have evolved and support many of the current major industries – from advanced textiles used in today's automobiles to the carbon fiber used in aircrafts and even the new technology used in solar and development.

Effective Public-Private Partnerships

Our companies have a lot in ability to create effective public-private partnerships. Successful partnerships can be seen through such things as the Clemson University's International Center for Automotive Research, the Automotive Materials Center and the success of firms from foreign and American firms and the newly announced private research center.

By leveraging our adaptability and effective partnerships, we continue our economic organizations are able to market and overcome companies in high value targeted sectors. As we depend on our success through measured capital investment and job creation, we will begin to close the 79% gap.

The region has all the components of a successful economy — community, industry base, our public universities, a range of technical colleges, a strong and a business-friendly environment are elements that signal of this sector and we need to secure a stable economic environment that is important to our success. While organizations are still forming, more we remain confident as we ensure that we are optimized for the benefit of the area. It takes employee leadership dedicated to building new research centers and we are confident that we have that leadership in our region.

13

"Community strategies that focus on the development of human capital are essential to driving per capita income growth in our region. There are many ways of tackling this issue. From the creation of high school programs that link academics to the workplace to the development of apprenticeships in advanced machining occupations, many organizations can play a role in this area. Alignment of strategies and allocation of resources toward this issue is key to making progress."

Dr. Brenda Thames
Greenville Hospital System, Greenville Chamber Board and United Way of Greenville County Board of Trustees



Innovative Activity

"The main reason that Scio Diamond is in Greenville is to be part of a culture that values innovation and supports businesses. Scio is very innovative, having developed technology to produce large, single-crystal diamonds in a controlled process reactor for diverse markets and applications. The hallmark of an innovative community is a steady stream of new ideas and technologies constantly being developed by private business, educational institutions and other organizations. This region has that in abundance."

Joseph D. Lancia
President & CEO Scio Diamond NEXT Innovation Center



"Some say that wealth creation begins at home. And it really does. By fostering conditions that are supportive of start-ups and high-growth firms, the region is building a strong foundation for the future. If we can seed the community with an increasing number of enterprises that possess and transfer to their clients unique competitive advantages through technology, talent or business processes, we will continue to create wealth for all our residents. It's an incredibly exciting time to be engaged in economic development in the Upstate."

Toby Stansell
Acumen IT Co-Chair, ACCELERATE!



Industry Strength

"Continued dedication to regional collaborations and a targeted approach to recruitment will ensure the future success of the Upstate. The beginnings of this success can be clearly seen in the growing number of announcements in our higher-value, targeted industries. The better we work together, the faster our economic strength will improve.

Jim Evers
Chair, Upstate SC Alliance
AT&T South Carolina



"Greenville is a community too restless to be content with its own success."

**- Jim Clinton,
Southern Growth
Policies Board**



What You Can Do

Learn more
View the full Scorecard at www.greenvillechamber.org/scorecard.php

Share the message
Share this Scorecard with your colleagues, friends and family.

Host a meeting
Invite the Greenville Chamber to present the Scorecard to your business and community groups. Contact Hank Hyatt at 864-239-3714.

Join *ACCELERATE!*
We encourage you to join business leaders in *ACCELERATE!*, the Greenville Chamber's initiative to impact income competitiveness. Visit www.accelerate.org or contact John Moore at 864-239-3719.

15

2012 Economic Scorecard Leadership Team











2010 Household Income Statistics for Greenville, SC



| 0% | 2% | 5% | 8% | 10% | 12% | 15% | 18% | 20% |

Less than $15,000

$15,000 to $24,999

$25,000 to $34,999

$35,000 to $49,999

$50,000 to $74,999

$75,000 to $99,999

$100,000 to $124,999

$125,000 to $149,999

$150,000 to $199,999

$200,000 and Over

Provided by CLRSearch.com

Greenville, SC ▪ South Carolina ▪ United States

2010 Household Income Statistics	Greenville, SC		South Carolina		United States	
Total Area Household Income	$1,606,119,051		$115,071,599,096		$8,877,041,207,141	
Median Household Income	$41,801		$48,360		$55,970	
Average Household Income	$64,899		$63,207		$74,974	
Per Capita Household Income	$29,055		$25,065		$28,779	
Income Less than $15,000	4,471	18.07%	257,745	14.16%	14,165,359	11.96%
Income $15,000 to $24,999	3,067	12.39%	193,287	10.62%	10,837,720	9.15%
Income $25,000 to $34,999	3,090	12.49%	205,031	11.26%	11,829,365	9.99%
Income $35,000 to $49,999	3,851	15.56%	285,413	15.68%	17,010,932	14.37%
Income $50,000 to	3,971	16.05%	353,192	19.40%	22,437,035	18.95%

2010 Household Income Statistics	Greenville, SC		South Carolina		United States	
$74,999						
Income $75,000 to $99,999	2,362	9.54%	240,581	13.21%	16,654,204	14.07%
Income $100,000 to $124,999	1,344	5.43%	128,822	7.08%	10,110,396	8.54%
Income $125,000 to $149,999	907	3.66%	65,256	3.58%	5,931,821	5.01%
Income $150,000 to $199,999	645	2.61%	42,305	2.32%	4,245,070	3.59%
Income $200,000 and Over	1,040	4.20%	48,915	2.69%	5,180,241	4.38%

The data for Greenville, SC may also contain data for the following areas: Greenville

Household Income: Data on consumer income collected by the Census Bureau covers money income received (exclusive of certain money receipts such as capital gains) before payments for personal income taxes, social security, union dues, medicare deductions, etc. Therefore, money income does not reflect the fact that some families receive part of their income in the form of non-cash benefits, such as food stamps, health benefits, rent-free housing, and goods produced and consumed on the farm.

Information is deemed reliable but not guaranteed. Demographic Information FAQ

Retail Sales Statistics

2010 Retail Sales Statistics	Greenville, SC	South Carolina	United States
Total Retail Sales (Including Food Services)	$1,444,937,000	$58,127,326,000	$4,253,550,572,000
Building Materials and Garden Store Sales	10.15%	8.91%	7.42%
Clothing and Accessories Store Sales	8.92%	4.94%	4.47%
Electrical and Appliances Store Sales	4.80%	1.62%	2.37%
Food and Beverage Store Sales	7.30%	14.38%	13.98%
Food Services	10.05%	9.81%	9.50%
Gasoline Stations Store Sales	4.63%	10.17%	7.46%
General Merchandise Store Sales	14.97%	18.27%	17.57%
Health and Personal Care Store Sales	4.97%	5.72%	5.41%
Home Furnishings Store Sales	4.36%	2.45%	2.53%
Miscellaneous Store Sales	4.55%	3.39%	2.94%
Motor Vehicles Store Sales	19.01%	16.04%	16.16%
Nonstore Purchases Store Sales	2.30%	2.71%	7.98%
Sporting Goods Store Sales	4.00%	1.59%	2.20%

Information is deemed reliable but not guaranteed. Demographic Information FAQ

B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  U.S. NASDAQ Market - 2016 or 2017
  Bermuda Stock Exchange Regulated Market - 2016 or 2017
  Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition

A. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $1,000,000

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Company Structure

- Private early stage Restaurant Franchise.

- South Carolina Stock Corporation

- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized

- ONE MILLION Shares of Common Stock Issued and Outstanding.

- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TEN THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.

- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

B. The Offering

The Company is offering a maximum of 10,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

C. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events

D. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of the Company's Restaurant Franchise Business. See "USE OF PROCEEDS" section.

E. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

F. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- o Company Founders & Current Shareholders   0%
- o New Shareholders   100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- o Company Founders & Current Shareholders   100%
- o New Shareholders   0%

G. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

H. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

I. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

J. Company Convertible Securities

The Company, at the completion of this Offering will have 10,000 9% Convertible Preferred Stock Shares Issued.

- *Terms of Conversion or Repurchase by the Company:*
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)

  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

K. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

L. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at   . Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at   , or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is   .

M. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

N. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Q. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Digger's BBQ Franchises, Inc.

The Company	Digger's BBQ Franchises, Inc. is a South Carolina Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 73 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $1,000,000 from Investors. The securities being offered hereby consists of up to 10,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.
Conversion Option / Mandatory Conversion	All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the

Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Offering	The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 3217 Wade Hampton Blvd., Taylors, South Carolina 29687. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position	
Mr. Nick Ruiz	*Founder & Chief Executive Officer*	*Age: 36*

Nick Ruiz is Digger's BBQ Franchises, Inc's founder and Chief Executive Officer. Mr.Ruiz has been in the restaurant business for Over 15 years, and has been in the barbeque business for over 12 years. He has started many successful business ventures, but his main area of expertise is in the Quick Service Restaurant industry. Before acquiring Digger's BBQ in 2000, Mr. Ruiz was the general manager of a Mom and Pop style restaurant. Mr. Ruiz saw the potential of the BBQ restaurant to become a franchise chain and purchased Digger's BBQ restaurant.

After the purchase of Digger's BBQ, Mr. Ruiz began to develop the systems and strategies necessary to change Digger's BBQ into a Franchise concept. Shortly after finishing the development of the franchise concept, Mr. Ruiz sold his first three franchises. Mr. Ruiz has also been involved with growth and development of many franchise chains including the currently HOT trending Five Guys Burgers and Fries, Zaxby's, and Mcalister's Deli.

Current:
- o Franchisor & CEO at Diggers BBQ Franchising, Inc.
- o Author of "Money & the 9 Steps you Need to Survive any Financial Crisis"
- o Director of Operations at Diggers BBQ Franchises, Inc.
- o CEO at Digger's Barbeque Franchises & Ruiz Enterprises, LLC

Past:
- o General Manager at McAlister's Deli
- o General Manager at Bertolo's Italian Eatery, Inc.
- o Associate Manager and Catering Assistant at Henry's Smokehouse, Zaxby's Inc.
- o Catering Director and Director of Franchise Operations at Aussie Burgers, Inc.
- o CEO at Digger's Barbeque Systems, Inc.
- o General Manager at Zaxby's, Inc.
- o Associate Manager and Catering Assistant at Henry's Smoke House

Ms. Catherine Callaham	*Vice President*	*Age: 36*

Ms. Callaham is the Vice President of Digger's BBQ Franchises, Inc. She has managed many restaurants, and has worked for Mr. Nick Ruiz for several years. Ms. Callaham is a crucial component to Digger's BBQ Franchises, Inc's current success as she handles the growth of the "work from home" catering concept.

Mr. Ruben Ruiz	*Director of Operations*	*Age: 40*

Mr. Ruben Ruiz is the Director of Operations for Digger's BBQ Franchises, Inc. Mr. Ruben Ruiz serves as the Company's quality control expert, and is the Company's General Manager and oversees the day-to-day operations of the individual franchises. Ruben also assists in the future systems development with a hands on approach at the local franchise level for the Company's "Express" locations.

B. *Significant Employees.* All Members of Digger's BBQ Franchises, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Digger's BBQ Franchises, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. *Legal proceedings.* There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Digger's BBQ Franchises, Inc.. will be entitled to receive an annual salary of:

Mr. Nick Ruiz, Founder & CEO	$100,000
Ms. Catherine Callahan	$30,000
Mr. Ruben Ruiz, Director of Operations	($5,000 per 20 Franchises)

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Nick Ruiz Founder & CEO Diggers BBQ Franchises, Inc. 3217 Wade Hamption Blvd. Taylors, South Carolina 29687	Common Stock: 1,000,000 Shares (100%) Preferred Stock: No Shares	Common Stock: 950,000 Shares (95.0%) Preferred Stock: No Shares
Alternative Securities Markets Group 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: No Shares (0.0%) Preferred Stock: No Shares	Common Stock: 50,000 Shares (5.0%) Preferred Stock: No Shares

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Nick Ruiz, the Founder & Chief Executive Officer. Mr. Nick Ruiz currently owns the majority of the issued and outstanding controlling Common Stock Units of Digger's BBQ Franchises, Inc. Consequently, this shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;

- Removal of any directors;

- Amendment of the Company's certificate of incorporation or bylaws; and

- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Nick Ruiz thus has complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TEN THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- o   All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - ▪   YEAR 2: (Shareholder Conversion Option)
    - ●   At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - ●   The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - ●   Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - ▪   YEAR 3: (Shareholder Conversion Option)
    - ●   At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - ●   The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - ●   Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - ▪   YEAR 4: (Optional Conversion Option)
    - ●   At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the

weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)

  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of September 1st, 2014 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. <u>No Common Stock is being offered in the Offering Circular.</u>

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of September 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TEN THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities*.   None.

(d) *Other Securities to Be Registered*.   None.

Security Holders

As of August 1st, 2014, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately 1 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of August 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of South Carolina. South Carolina General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by South Carolina's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

South Carolina's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

2014 Current pre-funding Balance Sheet
January 1st, 2014 to April 9, 2014

Assets

Cash on Hand	$25,000
Inventory	$5,000
FF&E	$200,000
Vehicles	$30,000
Total Assets	**$260,000**
Liabilities	**$10,000**
Net Assets	**$250,000**

Diggers BBQ Franchises, Inc.
3217 Wade Hampton Blvd Unit 1
BALANCE SHEET
December 31, 2013

ASSETS

CURRENT ASSETS

Cash on Hand and Current Inventory on Hand	$ 25,000
Furniture, Fixtures, and Equipment	$150,000
Vehicles	$ 35,000
Signage	$ 10,000

TOTAL ASSETS $220,000

LIABILITIES AND MEMBER'S EQUITY

Accounts payables and accrued expenses	$ 12,000
Notes payable, Bank Loans	$ 15,000

TOTAL LIABILITIES $ 27,000

Members' Equity $193,000

                                                   $220,000

See notes to financial statements

Diggers BBQ Franchises, Inc.
3217 Wade Hampton Blvd Unit 1
STATEMENT OF REVENUE AND EXPENSES
For the period of July 10, 2012 (Inception) through December 31, 2013

REVENUE

INTEREST	$ 250

EXPENSES

Legal	$ 2,000
Accounting	$ 7,225
Office	$ 300
Misc. Fees (websites, memberships)	$ 725
Organization Cost	$ 3,000
	$13,250

NET LOSS $(13,000)

See notes to financial statements

Diggers BBQ Franchises, Inc.
3217 Wade Hampton Blvd Unit 1
STATEMENT OF MEMBER'S EQUITY
For the period of July 10, 2012 (Inception) through December 31, 2013

	Class A Members	Class B Members	Total
Capital Contributions	$ 0	$206,000	$206,000
Net Loss	$ 0	(13,000)	(13,000)
Balance, December 31, 2013	$0	$193,000	$193,000

Diggers BBQ Franchises, Inc.
3217 Wade Hampton Blvd Unit 1
STATEMENT OF CASH FLOWS
For the period of July 10, 2012 (Inception) through December 31, 2013

Cash flows from operating activities:

Net Loss $ (13,000)

Adjustments to reconcile net loss to net cash
Provided by operating activities:

Changes in assets and Liabilities

Accounts payable and accrued expenses $ 12,000

Net Cash $25,000

Cash flows from financing activities:

Contribution from members $206,000

Loans from financial institutions $15,000

Fees $(1000)

Net Cash provided by financing activities $220,000

CASH, DECEMBER 31, 2013 $25,000

Digger's BBQ Franchises, Inc.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Digger's BBQ Franchises, Inc., a South Carolina Stock Corporation was formed in July of 2012.
The Company was formed for the purpose of Developing and operating as a Retail and Franchise Southern Style BBQ Restaurant Corporation.

Upon its organization as a South Carolina Stock Corporation, the Company issued 100% of its Outstanding Common Stock Units to Mr. Nick Ruiz who is also The Chief Executive Officer of Digger's BBQ Franchises, Inc.

The Company, since inception, has spent most of its resources in research and development of the BBQ Market as well as seeking funding for the initial growth and expansion of the Digger's BBQ Franchise Model.

The Company was initially capitalized by Mr. Nick Ruiz with an opening deposit of $25,000 and a total financial contribution of $ 206,000 USD to fund the initial setup, marketing, and development of an initial southern style BBQ restaurant prototype.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

There has been No Income since inception (July 2012) and No Salaries have been taken for CEO Mr. Nick Ruiz. Wages will be deferred until capitalization has been reached.

NOTE 3. BLUE COAST SECURITIES:

In January of 2014 Digger's BBQ Franchises, Inc. entered into an agreement with Blue Coast Securities Corporation (DBA: Alternative Securities Markets Group) to aid in raising capital on a best efforts basis of a total of $1 Million US Dollars for the purpose of developing and franchising The Digger's Southern Style BBQ Brand.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Diggers BBQ Franchises, Inc.:

By: Mr. Nick Ruiz

By: _____

Name: Mr. Nick Ruiz
Title: Chief Executive Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: _____

Name: Mr. Steven J. Muehler
Title: Advisor

Signature Certificate



Easy Online Document Signing

Nic Ruiz
Party ID: YGLWSAILH26PSDGUFW3NG7
IP Address: 74.248.228.117
            nsruiz@aol.com

d81e5d8054d4aa2205489737125d3709d4941af3

Alternative Securities Markets Group
Party ID: 9L4KNEJVYJWAYUZVMZKEGC
IP Address: 76.91.17.17
            legal@asmmarketsgroup.com



51acc5c21054aa530c5c5bc26ff87e32db357a5f

Timestamp

Audit

All parties have signed document. Signed copies sent to: Nic Ruiz and
Alternative Securities Markets Group.
Document signed by Nic Ruiz (nsruiz@aol.com) with drawn signature. -
74.248.228.117
Document viewed by Nic Ruiz (nsruiz@aol.com). - 74.248.228.117
Document signed by Alternative Securities Markets Group
(legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
Document viewed by Alternative Securities Markets Group
(legal@asmmarketsgroup.com). - 76.91.17.17
Document created by Alternative Securities Markets Group
(legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online
activity executing this contract.

Page 1 of 1

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Incorporation & Bylaws	02
B	Subscription Agreement	07
C	Investor Questionnaire and Agreement	39
D	ASMG FINRA Crowd Funding Web Portal Registration	17
	ASMG Registered Investment Advisor ADV 1	46
	ASMG Registered Investment Advisor ADV 2	22
	ASMG U10 (Series 65 Securities Law Information)	01
E	ASMG Listing Agreement	12
F	ASMG Company Webpage (Test-the-Waters)	02
G	Company Mention at SteveMuehler.com	02
H	Preliminary Offering Circular Cover	01

EXHIBIT A

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF INCORPORATION

TYPE OR PRINT CLEARLY IN BLACK INK

1.   The name of the proposed corporation is Digger's BBQ Franchises, Inc.

2.   The initial registered office of the corporation is 1591 Savannah Highway, Suite 201
                                                                                                 Street Address

Charleston	Charleston	South Carolina	29407
City	County	State	Zip Code

and the initial registered agent at such address is United States Corporation Agents, Inc.
                                                                                                Print Name

     I hereby consent to the appointment as registered agent of the corporation:

     _____
                Agent's Signature
     By: Jake Varghese, Assistant Secretary

3.   The corporation is authorized to issue shares of stock as follows. Complete "a" or "b", whichever is applicable:

     a.   [ ]   The corporation is authorized to issue a single class of shares, the total number of shares authorized is _____.

     b.   [X]   The corporation is authorized to issue more that one class of shares:

Class of Shares	Authorized No. of Each Class
Common	100,000
Preferred	20,000

     The relative right, preference, and limitations of the shares of each class, and of each series within a class, are as follows:

     Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors may determine, in whole or part, the preferences, limitations, relative rights and distinguishing designations of each series of Preferred Stock before the issuance of any shares of Preferred Stock in such series. The corporation shall file articles of amendment setting forth the terms of the series of Preferred Stock designated by the board of directors before the issuance of such shares.

4.   The existence of the corporation shall begin as of the filing date with the Secretary of State unless a delayed date is indicated (See Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) _____

120710-0072   FILED: 07/02/2012
DIGGER'S BBQ FRANCHISES, INC.
          Filing Fee: $135.00 ORIG

Mark Hammond   South Carolina Secretary of State

5.   The optional provisions, which the corporation elects to include in the articles of incorporation, are as follows (See the applicable provisions of Sections 33-2-102, 35-2-105, and 35-2-221 of the 1976 South Carolina Code of Laws, as amended).

6.   The name, address, and signature of each incorporator is as follows (only one is required):

a.
     Legalzoom.com, Inc.
_____
Name

101 N. Brand Blvd., 11th Floor, Glendale, CA 91203
_____
Address

_____
Signature   Sheila Dang
     Assistant Secretary, of Legalzoom.com, Inc. (Incorporator)

b.
_____
Name

_____
Address

_____
Signature

c.
_____
Name

_____
Address

_____
Signature

7.   I, _Jeanne J. Brooker_____, an attorney licensed to practice in the state of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, relating to the articles of incorporation.

Date _6/26/12_____

_Jeanne J. Brooker_____
Signature

_Jeanne J. Brooker_____
Type or Print Name

_2 Office Park Ct, Ste 103_____
Address

_Columbia, SC 29223_____

_699-6130_____
Telephone Number

BYLAWS

OF

DIGGER'S BBQ FRANCHISES, INC.

BYLAWS

OF

DIGGER'S BBQ
FRANCHISES, INC.

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 365 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the Shareholders may be called by the Board of Directors, Chairman of the Board or President, and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the Shareholders shall be held at such a place within our outside of the State of South Carolina as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than fifty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States Mail, with postage thereon prepaid, directed to the shareholder at his / her / its address as it appears on the record of the shareholder, or, if he / she / it shall have filed with the Secretary of the Corporation a written request that notices to him / her / it be mailed to some other address, then directed to him / her / it a such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment of the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him / her / it.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of their duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of their ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meeting

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws or such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his or her vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified items of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent to dissent without a meeting, may authorize another person or persons to act for him or her by proxy.

Every proxy must be signed by the shareholder or their / its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting or written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing the Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than fifty days before the date of such meeting, nor more than fifty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than FIVE nor more than NINE, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were not vacancies, provided, however, that no decrease shall shorten the term of an incumbent director, and provided further that if all of the shares of the Corporation are owned beneficially and of record by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. Until otherwise fixed by the directors, the number of directors constituting the entire board shall be FIVE.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum and Term of Directors

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceeding of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of ach special meeting of the Board shall be given to each director either by mail not later than noon, South Carolina Time, on the third day prior to the meeting or b telegram, written message or orally not later than noon, South Carolina Time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States Mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him or her for that purpose, or, if none has been so designated, at his or her last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in a committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

11. Interest of Directors in a Transaction

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm,

association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his / her / their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or Committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to the shareholders.

ARTICLE III

OFFICERS

1. Election of Officer

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person, except that the same person may not hold the offices of President and Secretary unless the person is the sole shareholder of the Corporation and holding of said offices of President and Secretary by such person is permitted under applicable law. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed; and until his or her successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his or her term of office shall extent to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his or her contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of

the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the Seal of the Corporation, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the Corporate Seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurer

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursement, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the

office of the Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceeding of the shareholders, Board of Directors and any committees of directors; and a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of South Carolina or at the office of its transfer agent or registrar in the State of South Carolina, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The Shares may be sealed with the Seal of the Corporation or a facsimile thereof. The signatures of the officer upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registrar other than the Corporation or its employee. In the case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement

of the designation, relative rights, preferences and limitations of shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of South Carolina; (b) the name of the person or persons to whom issued; and the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent or a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a Corporate Seal, alter such Seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote

thereon as herein provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.



EXHIBIT B

Digger's BBQ Franchises, Inc.

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Company Direct: (864) 906-6312

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 10,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Digger's BBQ Franchises, Inc. Offering Circular dated October 17, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Digger's BBQ Franchises, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Digger's BBQ Franchises, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Digger's BBQ Franchises, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____ 9% Convertible Preferred Stock Units of Digger's BBQ Franchises, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $_____).

Made _____, by and between Digger's BBQ Franchises, Inc., a South Carolina Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TEN THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1   **Purchase and Sale**.   Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2.   **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Digger's BBQ Franchises, Inc., C/O: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Digger's BBQ Franchises, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3   **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4   **Representations, Warranties and Covenants of the Purchaser**.   The Purchaser represents, warrants and agrees as follows:

(a)   Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b)   The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c)   The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d)   The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e)   The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f)   With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g)   The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h)   The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i)   The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

Company Convertible Securities: All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted

average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)

  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)

  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- **YEAR 5**: (Optional & Mandatory Conversion Options)

  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

5. **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

    a. If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

    (b) If to the Company, addressed to the **Digger's BBQ Franchises, Inc., 3217 Wade Hampton Blvd., Taylors, South Carolina 29687**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered

personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of South Carolina, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.**   The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Digger's BBQ Franchises, Inc.:

By: _____
    Mr. Nick Ruiz, Chief Executive Officer

PURCHASER:

_____
    Signature of Purchaser

_____
Alternative Securities Market Investment Account Number

EXHIBIT C

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE
AND AGREEMENT
(United States Citizen)

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

TABLE OF CONTENTS FOR THIS QUESTIONNAIRE AND AGREEMENT

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE (*Individual Investors*):

PART ONE:

Thank you for singing up as an Individual Investor with Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. In order to provide you Investment Access to Issuers raising capital, we need to ask you a few questions. This will determine which companies you will have access to, as well as auto-populate this information into the subscription agreement of an investment when you are ready to Invest. Please complete the questions on page ONE, check the Box(es) that apply on pages 2-5 and electronically sign the last page of this Agreement.

Name: _____

Spouse Name (if applicable): _____

Address: _____

Address Line 2 (if applicable): _____

City: _____

State or Province: _____

Postal Code / Zip Code: _____

Country: _____

Best Phone Number: _____

Alternate Phone Number (not required): _____

Email Address: _____

3

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Check One (cont.):

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

PART TWO:

Investor Suitability Questionnaire:

1. **Income Tax Bracket:**
   (__) 15% or less

   (__) 15-27%

   (__) 28% or more

2. **When do you expect to need the funds from your Investments:**
   (__) Less than one year

   (__) 1-3 years

   (__) 3-5 years

   (__) 6-10 years

   (__) 11+ years

3. **Net Worth (excluding your home):**
    (__) $1 to $5,000

    (__) $5,001 to $10,000

    (__) $10,001 to $50,000

    (__) $50,000 to $100,000

    (__) $100,001 to $500,000

    (__) $500,001 to $999,999

    (__) $1,000,000 to $5,000,000

    (__) Greater than $5M

4. **Annual Income:**
    (__) Less than $15,000

    (__) $15,001 to $25,000

    (__) $25,001 to $50,000

    (__) $50,001 to $100,000

    (__) $100,001 to $150,000

    (__) $150,000 to $199,000

    (__) $200,000 to $300,000

    (__) More than $300,000

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

5. **Household Income:**
   (__) Less than $15K

   (__) $15,001 to $25,000

   (__) $25,001 to $50,000

   (__) $50,001 to $100,000

   (__) $100,001 to $150,000

   (__) $150,001 to $199,999

   (__) $200,000 to $300,000

   (__) More than $300,000

6. **Past Private Equity or Private Debt Investments:**
   (__) None

   (__) One Investment

   (__) 2-5 Investments

   (__) Six or Move Investments

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

7. *Employment Status:*
   (__) Student

   (__) Self-Employed

   (__) Employed in Same Field Less than Five Years

   (__) Employed in Same Field Five Years or More

   (__) Retired

   (__) Unemployed

8. *Education:*
   (__) None

   (__) GED

   (__) High School

   (__) College 2 Year

   (__) College 4 Year

   (__) Masters/PHD

9. *Annual Expenses:*
   (__) $50,000 or Less

   (__) $50,001 to $100,000

   (__) $100,001 to $250,000

   (__) $250,001 to $500,000

   (__) Over $500,000

Alternative Securities Markets Group

10. Liquid Net Worth:
(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:
(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:
(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to: (www.AlternativeSecuritiesMarket.com).

(__) YES

(__) NO

In the next 1-24 hours we will review your questionnaire. As part of the approval process, an Operations Managers with Alternative Securities Markets Group may contact you to discuss the risks associated with investing in the securities offered by issuers on the Alternative Securities Market, and to answer any questions you may have about the Alternative Securities Market.

Once you are approved, we will email your Investor Designation and a link to your Private Online Alternative Securities Markets Group's Investment Account.

** The Accuracy of your application is extremely important to us. In order that we may make a fair judgment on your financial background, the information you submit may be subject to verification.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

User Agreement for Alternative Securities Markets Group

Effective October 10th, 2014

Welcome to *the Alternative Securities Market!* This user agreement (this "Agreement") is a contract between you and **Alternative Securities Markets Group Corporation** and governs all transactions between you and **Alternative Securities Markets Group Corporation**, as well as your use of **Alternative Securities Markets Group Corporations's** Services (the "Services"). Before you complete your registration with **the Alternative Securities Market**, you must read and accept all of the terms and conditions in, and linked to, this Agreement, including the Privacy Policy.

1. **Alternative Securities Markets Group and your account.**

About Alternative Securities Markets Group:

- Alternative Securities Markets Group manages an electronic website at that allows you to make investments in small business, including start-ups. Issuers list securities at www.AlternativeSecuritiesMarket.com, and we enable you to place order for these securities, facilitate payment for them, and help you track your investment history. Your payments for securities will be deposited into a third-party escrow account for subsequent disbursement to the issuer of the securities, or deposited directly into the issuer's account, in accordance with the terms of the offering. **Alternative Securities Markets Group Corporatin does not hold funds or securities on the issuers or your behalf.**

- **About your Alternative Securities Markets Group Account:** When you register at www.AlternativeSecuritiesMarket.com, you create an account that allows you to interact with the website and the use of the Services. By creating this account, you represent that you are either: (i) an individual and wish to place orders on your own behalf; or (ii) an individual authorized to place orders on behalf of a corporation or other entity.

- **Eligibility:** To be eligible to use the Services, you must be 18 years old. Not all investment products and services referenced on www.AlternativeSecuritiesMarket.com are intended for every investor. Example, Regulation S Securities are only for non-residents of the United States and CA1001 Securities are only for Qualified Investors that are residents of the State of California. You agree to review the section "Types of Securities Offered on www.AlternativeSecuritiesMarket.com", and that you agree that you have all requisite authority to enter into and use the Services contemplated by this agreement. **This website will not be considered a solicitation for or offering of any security, investment product or service to any person in any jurisdiction where such solicitation or offering would be illegal.**

- **Your Information:** You agree that the information you provide during the www.AlternativeSecuritiesMarket.com process is current, accurate, truthful and complete, and you will regularly update this information to maintain its completeness and accuracy. You are responsible for maintaining the confidentiality of any account information that you use to access any feature on www.AlternativeSecuritiesMarket.com, and also for logging off of your account and any protected areas of www.AlternativeSecuritiesMarket.com. Further, you are fully responsible for all activities occurring under your account that result from your failure to use or maintain appropriate security measures. If you become aware

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

of any suspicious or unauthorized conduct concerning your account, you agree to contact LEGAL@ASMMARKETSGROUP.COM immediately. We will not be liable for any loss or damage arising from your failure to promptly notify us of such conduct.

- **Verification:** United States Federal Law requires financial institutions to obtain, verify and record information that identifies persons, entities or corporations seeking to open accounts with Alternative Securities Markets Group. You agree to provide Alternative Securities Markets Group with all required information or documentation that permits Alternative Securities Markets Group to verify your identity. Any required information you provide to Alternative Securities Markets Group may be subject to verification, including through the sharing of such information with third parties for this purpose. Your account may be rejected, restricted or closed if Alternative Securities Markets Group cannot verify required information.

- **Privacy:** To create your Alternative Securities Markets Group Account at www.AlternativeSecuritiesMarket.com, we may ask for certain information that allows us to comply with certain rules and regulations related to, among other things, suitability of investments and anti-money laundering. For a complete description of how we use and protect your personal information, see our Privacy Policy section of this agreement and at www.AlternativeSecuritiesMarket.com.

- **Closing Your Account:** You may ask Alternative Securities Markets Group to close your account by emailing LEGAL@ASMMARKETSGROUP.COM. Once your account is closed, your purchase confirmations remain available on the site for 60 days, and we will mail all required tax forms to the address on your account when they become available.

- **U.S. Economic Sanctions:** You represent that you, or the organization for which you are acting as an authorized person, have not been designated by the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") as a Specially Designated National or Blocked Person, you have no reason to believe that you would be considered a Blocked Person by OFAC, and you do not reside in a restricted country. You also represent that, to the best of your knowledge, you are not employed by or acting as an agent of any government, government-controlled entity or Government Corporation restricted under OFAC. You understand that if your application violates OFAC guidelines, your account may be declined or restricted from certain activity.

- **Alternative Securities Markets Group's Relationship with Issuers:** Alternative Securities Markets Group is a Joint Venture and Minority Equity Shareholder of all Companies listed on www.AlternativeSecuritiesMarket.com, and Alternative Securities Markets Group has entered into agreements with issuers on www.AlternativeSecuritiesMarket.com to list Direct Public Offerings and select Private Placements of their securities on www.AlternativeSecuritiesMarket.com. We are NOT authorized to accept your order to purchase these securities as members of each of these companies, ONLY to transmit these orders to the issuers, and facilitate the execution of the Company's payment instructions. Alternative Securities Markets Group receives "NO" financial compensation from issuers for directing your order to the issuer, but we do receive financial compensation for certain administrative costs associated with the management of the Offering, generally in the form of stock in the Company. The details of this compensation are available in the offering memorandum for each security. **Your funds will flow into a third-party escrow account for payment to the issuer, or**

directly to the issuer's escrow holding account, in accordance with the terms of the offering. Alternative Securities Markets Group is not party to the funds. Security ownership is transferred to you directly from the issuer. **Alternative Securities Markets Group does not hold securities.** The terms and features of the securities available on www.AlternativeSecuritiesMarket.com are at the discretion and control of the issuers and will be stated in the offering memorandum for each security. We will make the offering memorandum for each security available to qualified investors on a password-protected section of www.AlternativeSecuritiesMarket.com. It is your responsibility to review and understand the information in the offering memorandum before placing an order for securities.

2. Investment Services

- **No Advice:** Alternative Securities Markets Group does not provide legal, tax, estate-planning or investment advice regarding the suitability, profitability or appropriateness of any security. We are required by law to ascertain your suitability for an investment based on your personalized input, but you are responsible for determining whether any investment or suitable for you based on your legal investment objectives and personal and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation.

- **Nondisclosure of Material, Nonpublic Information:** In connection with the Services it provides, Alternative Securities Markets Group may come into possession of confidential, non-public information. We are prohibited from improperly disclosing or using this information for our own benefit or for the benefit of any other person. We maintain policies and procedures designed to prohibit the communication of this information to persons who do not have the legitimate need to know the information, to meet our obligations to issuers, and to remain in compliance with applicable law. You understand and agree that, in certain circumstances, we may have information that, if disclosed, might affect your decision to buy a security, but that we will be prohibited from communicating to you or using for your benefit.

- **Facilitating Your Payments:** Opening an account and browsing www.AlternativeSecuritiesMarket.com are services offered to you free of charge. www.AlternativeSecuritiesMarket.com is your access point to Alternative Securities Markets Group's Market Listed Companies and allows you to order a security from the issuer and facilitates your purchase of that security using one of our permitted payment methods. Alternative Securities Markets Group is not a party to the flow of funds to the issuer.

- **Transaction Amounts and Limitations:** Alternative Securities Markets Group, along with each of its issuers, reserves the right to deny an investment transaction or to place a limit on the dollar amount of a transaction for any reason, including, for example, if you fail suitability for a particular security or for activity that Alternative Securities Markets Group or the issuer, in their sole discretion, believes to be suspicious on your account. If Alternative Securities Markets Group, or an issuer, limits an investment, you can request a review and an exception on a case-by-case basis with the ISSUER. Alternative Securities Markets Group imposes minimum and maximum transaction amounts for each investment and may change those minimum and maximum amounts from time to time.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- **Applicable Rules and Regulations:** All transactions in your account will be subject to Alternative Securities Markets Group's internal rules and policies and, where applicable, to FINRA rules and regulations; the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; the rules and regulations of the SEC, the Board of Governors of the Federal Reserve System, and any applicable self-regulatory organizations; and other federal and state laws and regulations. In no event will Alternative Securities Markets Group be obliged to effect any transaction it believes would violate any International, Federal or State law, rule, or regulation, or the rules or regulations of any regulatory or self-regulatory body.

3. Electronic Signatures and Delivery of Documents

- **Electronic Signatures:** By completing a Alternative Securities Markets Group account application online at www.AlternativeSecuritiesMarket.com, you give your valid consent to this Agreement and all other documents governing your relationship with Alternative Securities Markets Group. The use of an electronic version of the account documents fully satisfies any requirement that they be provided to you in writing, and the electronic version of this Agreement is considered to be the true, complete and enforceable record of our Agreement, admissible in judicial or administrative proceedings to the same extent as if the documents were originally generated and maintained in printed form. You are solely responsible for reviewing and understanding all the terms and conditions of these documents, and you accept as reasonable and proper notice, for the purpose of any laws, rules and regulations, notice by electronic means. You may access and retain a record of the documents you electronically sign through www.AlternativeSecuritiesMarket.com.

- **Electronic Delivery of Documents:** You agree that Alternative Securities Markets Group will provide you with an electronic copy of all documents and communications related to your account, for example, transaction confirmations, account statements and tax-reporting documentation. When documents related to your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com are available, we will send a notice to the email address you have provided, and you will be able to view the documents at any time by visiting www.AlternativeSecuritiesMarket.com and signing into your account.

  At any time during the term of this Agreement, you may direct Alternative Securities Markets Group to send all future communications to you in non-electronic form, by sending written notice to us in accordance with Section 16 of this Agreement. You understand and agree that we shall treat any such notice as a withdrawal of your consent to receive communications by electronic delivery and as a request by you to close your account subject to the conditions set forth in Section 1.4.

4. User Restrictions

- **Restricted Activities:** In connection with your use of www.AlternativeSecuritiesMarket.com, or Alternative Securities Markets Group Services, or in the course of your interactions with Alternative Securities Markets Group, you agree that you will not:

- o Breach this Agreement or any other agreement that you have entered into with Alternative Securities Markets Group.
- o Violate any law, statute, ordinance, or regulation
- o Infringe Alternative Securities Markets Group's or any third party's copyright, patent, trademark, trade secret or other intellectual property rights, or rights of publicity or privacy.
- o Act in a manner that is defamatory, trade libelous, unlawfully threatening or unlawfully harassing.
- o Post comments that are false, inaccurate, misleading, defamatory, or contain libelous content.
- o Post comments containing personal information, including without limitations, telephone numbers, street addresses, and last names.
- o Provide false, inaccurate or misleading information.
- o Pay for your transactions with fraudulent funds or with what we reasonably believe to be potentially fraudulent funds.
- o Refuse to cooperate in any investigation or provide confirmation of your identity or any information you provide to us.
- o Use an anonymizing proxy.
- o Control an account that is linked to another account that has engaged in any of these restricted activities. We may use evidence other addresses, common business names, phone numbers and mailing addresses.
- o Use the services in a manner that results in or may result in complaints, disputes, claims, fees, fines, penalties and other liability to Alternative Securities Markets Group or you.

- **Access and Interference:** Much of the information on www.AlternativeSecuritiesMarket.com is updated on a real-time basis and is proprietary or is licensed to Alternative Securities Markets Group by third parties. www.AlternativeSecuritiesMarket.com contains robot exclusion headers. You agree that you will not:

    - o Use any robot, spider, scraper or other automated means to access www.AlternativeSecuritiesMarket.com for any purpose without our express written permission.
    - o Attempt to obtain unauthorized access to any features of www.AlternativeSecuritiesMarket.com, or to any other protected materials or information, through any means not intentionally made available to you by Alternative Securities Markets Group.
    - o Take any action that may impose (in our sole judgment) any unreasonable or disproportionately large load on our infrastructure.
    - o Copy, reproduce, modify, create derivative works from, distribute, or publicly display any content from www.AlternativeSecuritiesMarket.com without the prior expressed written permission of Alternative Securities Markets Group and the appropriate third party, as applicable.
    - o Interfere or attempt to interfere with the proper working of the website or any activities conducted on www.AlternativeSecuritiesMarket.com
    - o Facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, or surreptitiously intercept or expropriate any system, data or information.

- o Use any device, software or routine to bypass our robot exclusion headers or other measures we may use to prevent or restrict access to www.AlternativeSecuritiesMarket.com
- o Take any action that may cause Alternative Securities Markets Group to lose any of the services from our internet service providers, payment processors, or other suppliers.

5. Your Liability and Actions We May Take

- **Your Liability:** You are responsible for all claims, fees, fines, penalties and other liability incurred by Alternative Securities Markets Group or any third party caused by or arising out of your breach of this Agreement or your use of the Services. You agree to reimburse Alternative Securities Markets Group for all such liabilities.

- **Actions We May Take:** If you engaged in any restricted activities, we may take various actions to protect Alternative Securities Markets Group from claims, fees, fines, penalties and any other liability. The actions we may take include but are not limited to the following:

  i. We may close, suspend, or place restrictions on your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com.
  ii. We may update inaccurate information you provided to us.
  iii. We may remove user comments that do not comply with section 4.1 above.
  iv. We may refuse to provide the Services to you in the future.
  v. We may take legal action against you.

  Whether we decide to take any of the above steps, remove content, or refuse to provide Services, we do not monitor, and you agree we will not be subject to liability for monitoring www.AlternativeSecuritiesMarket.com.

- **Account Suspensions or Restriction:** Alternative Securities Markets Group, in its sole discretion, reserves the right to terminate this Agreement or access to www.AlternativeSecuritiesMarket.com or the Services. We also reserve the right to suspend or place restrictions on your account for any reason and at any time upon notice to you. Account restrictions may include a limitation on the dollar amount of transactions we will accept from your account. If your account is suspended, you will be unable to invest and we will not issue any payment to you. If we suspend or place restrictions on your account, we will provide you with notice and opportunity to request reconsideration, if appropriate.

6. Contact Alternative Securities Markets Group:

- If you have any questions or comments about this Agreement, your account at www.AlternativeSecuritiesMarket.com or Alternative Securities Markets Group's practices, you may contact us at:

  Alternative Securities Markets Group Corporation
  4050 Glencoe Avenue
  Marina Del Rey, California 90292

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Phone: (213) 407-4386
Legal@AlternativeSecuritiesMarket.com

7. Canceling or Disputing a Transaction

- ***Alternative Securities Markets Group is not authorized to issue refunds directly to the investor.*** We reserve the right to suspend a user's Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com if a transaction is canceled or disputed. Alternative Securities Markets Group is not responsible for any errors that may arise in the transmission of your order to the issuer. You may call Alternative Securities Markets Group at (213) 407-4386 or Email Alternative Securities Markets Group at LEGAL.@ALTERNATIVESECURITIESMARKET.COM to request cancellation of a transaction, or, if you believe a transaction on your account was unauthorized, to dispute a transaction. Refunding the transaction is ultimately at the discretion of the escrow agent (for funds being held in escrow) or the issuer. If the issuer allows redemption, funds will be returned and the security issuance canceled based on the terms and time-frames indicated in the offering memorandum. To dispute a transaction, you may also file with the escrow agent used to consummate the transaction and receive funds directly from the agent (if an escrow agent was used), in which case you will be required to return the related securities to the escrow agent for cancellation.

8. Disputes with Alternative Securities Markets Group

- **Effect of Arbitration Agreement:** This Agreement contains a pre-dispute arbitration agreement. By entering into the arbitration agreement the parties agree as follows:

  - o All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
  - o Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
  - o The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
  - o The arbitrators do not have to explain the reasons for their award.
  - o The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the Securities industry.
  - o The rules of some arbitration forums may impose time limits for brining a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
  - o The rules of the arbitration forum in which the claim is filed, as amended from time to time, are hereby incorporated by reference into this Agreement.

- **Arbitration Agreement:** All controversies that may arise between (including but not limited to controversies concerning any account, order or transaction, or the continuation, performance, interpretation or breach of this or any other agreement between us, whether entered into or arising before, on or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of FINRA or the U.S. Securities & Exchange Commission. You make this arbitration agreement on behalf of (i) yourself and your heirs, administrators, representatives, executors, successors,

16

assigns; or (ii) the corporation or other entity for which you are acting as an authorized person; and with all other persons claiming a legal or beneficial interest in your account. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

- **Arbitration Hearings:** Any arbitration hearing will be held in the State of California unless otherwise agreed between you and Alternative Securities Markets Group or unless the rules of the organization administering the arbitration (i.e., the U.S. Securities & Exchange Commission) require another hearing location. You agree to the personal jurisdiction of the Courts of the State of California to interpret and enforce these arbitration provisions described in the Agreement. All arbitration will be held in English Language, unless otherwise agreed to by parties.

9. Limitations of Liability

- In no event shall Alternative Securities Markets Group Agents, Employees, Affiliates or Suppliers be liable for lost profits or any special, incidental or consequential damages arising out of or in connection with www.AlternativeSecuritiesMarket.com or the Services Agreement (however arising, including negligence). In States that do not allow the exclusion or limitation of incidental or consequential damages, the above limitation or exclusion may not apply to you. Our liability, and the liability of our Agents, Employees, Affiliates and Suppliers, to you or any third parties in any circumstance is limited to the actual amount of direct damages.

10. No Warranty

- **General:** Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers provide the Services "as is" and without any warranty or condition, express, implied or statutory. Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers disclaim any implied warranties of title, merchantability, fitness for a particular purpose and non-infringement. Alternative Securities Markets Group does not guarantee continuous, uninterrupted or secure access to our Services, and operation of our website may be interfered with by numerous factors outside of our control. In States that do not allow the disclaimer of implied warranties, the disclaimers in this Section may not apply to you. This Section gives you specific legal rights and you may also have other legal rights that vary from State to State.

- **Third Party Data:** To the fullest extent permitted under applicable law, Alternative Securities Markets Group makes no representation or warranty, express or implied, with respect to any third party data provided to Alternative Securities Markets Group or its transmission, timeliness, accuracy or completeness, including but not limited to implied

warranties or warranties of merchantability or fitness for a particular purpose. Alternative Securities Markets Group will not be liable in any way to you or to any other person for any inaccuracy, error or delay in or omission of any third party data or the transmission or delivery of any such third party data and any loss or damage arising from (i) any such inaccuracy, error, delay or omission, (ii) third-party non-performance, or (iii) interruption in any such third party data due either to any negligent act or omission by Alternative Securities Markets Group of "force majeure" or any other cause beyond reasonable control of Alternative Securities Markets Group.

* **Processing of Payments:** Alternative Securities Markets Group will make reasonable efforts to ensure that requests for electronic debits and credits involving bank accounts are processed in a timely manners by the issuer, but Alternative Securities Markets Group makes no representations or warranties regarding the amount of time needed to complete processing because our Services and dependent upon many factors outside of our control, such as delays in the banking system.

11. Indemnification

* You agree to defend, indemnify and hold Alternative Securities Markets Group and its Officers, Directors, Agents and Employees harmless from any claim or demand (including attorneys' fees) made or incurred by any third party due to or arising out of your breach of this Agreement and/or your use of the Services.

12. Intellectual Property

* "Alternative Securities Market" is a trademark of Alternative Securities Markets Group. All page headers, logos, graphics and icons are protected to the extent allowed under applicable laws. All other designated trademarks and brands are the property of their respective owners. You may not copy, imitate or use any of Alternative Securities Markets Group's intellectual property without its prior written consent.

* **Reporting Intellectual Property Infringement:** Alternative Securities Markets Group respects the intellectual property of others. You may not post content that infringes on the rights of third parties, including but not limited to intellectual property rights such as copyright, trademark and right of publicity. We reserve the right to remove content where we have grounds to suspect a violation of these terms, our policies and any party's rights. If you believe your rights have been violated, please notify us by contacting the Legal Department of Alternative Securities Markets Group by writing us at: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

  Please provide the following in any notice of alleged infringement:

  o Identification of the material on www.AlternativeSecuritiesMarket.com that you claim is infringing, with enough detail so that we can locate it on the website (e.g., provide link and description);
  o Identification of the rights (or works if relevant) claimed to have been infringed;

Alternative Securities Markets Group

o A statement by you that you have a good faith belief that the disputed use is not authorized by the rights owner, its agent or the law;
o A statement by you declaring under penalty of perjury that (a) the above information in your notice is accurate, and (b) you are the rights owner or you are authorized to act on behalf of the rights owner;
o Your address, telephone number and email address; and
o Your physical or electronic signature

13. Assignment

- You may not transfer or assign any rights or obligations that you have under this Agreement without Alternative Securities Markets Group's prior written consent. Alternative Securities Markets Group reserves the right to transfer or assign this Agreement or any right or obligation under this Agreement at any time.

14. Governing Law

- This Agreement shall be governed in all respects by the Laws of the State of California, without regard to conflict of law provisions. Except as otherwise agreed by the parties, you agree that any claim or dispute you may have against Alternative Securities Markets Group must be resolved by arbitration in the State of California.

15. Severability and Waiver

- If any provision of this Agreement is held to be invalid or unenforceable, such provision and the remaining provisions shall be enforced. In our sole discretion, we may assign this Agreement in accordance with the Legal Notices Section. Headings are for reference purposes only and do not limit the scope or extent of such section. Our failure to act with respect to a breach by you or others does not waive our right to act with respect to subsequent or similar breaches. We do not guarantee we will take action against all breaches of this Agreement.

16. Legal Notices

- Alternative Securities Markets Group may provide notice to you by emailing it to the address listed in your account. Notice shall be considered to be received by you within 24 hours of the time it is emailed to you unless we receive notice that the email was not delivered. Except as otherwise stated, notice to Alternative Securities Markets Group must be sent by postal mail to: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

17. Changes to the Agreement

- We may change this Agreement from time to time, and when we do we will post the amended terms on our website at www.AlternativeSecuritiesMarket.com and notify you

19

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

by email of the material changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. This Agreement may not otherwise be amended except in writing signed by you and us.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Privacy Policy:

The website www.AlternativeSecuritiesMarket.com and the services available on it (collectively, we'll refer to these as the "Alternative Securities Markets Group Services") are provided to you by Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). As we provide you (or the organization for which you are representing) with the Alternative Securities Markets Group services, we collect some personal information. This privacy policy tells you how Alternative Securities Markets Group uses and works to protect your information.

By using Alternative Securities Markets Group's www.AlternativeSecuritiesMarket.com, you agree to the terms and conditions of the User Agreement, including Privacy Policy, and you consent to our privacy practices. This includes the use and disclosure of any personal information you have shared with us and its transfer and storage on our servers in the United States, as described below.

Collection:

When you register for the www.AlternativeSecuritiesMarket.com services and apply for an account, we may collect information about you, including:

- Information that you provide to us to set up a User Account for your and identify you on the Site, including Username, Password and secret questions and answers.
- Contact information, including first and last name, phone number, fax number, email address and mailing address.
- Payment information, including email address, bank account number and routing number.
- Profile information, including your investment preferences and other information you may provide us that allows us to customize your www.AlternativeSecuritiesMarket.com experience.
- Other information we are required by law to collect form you, or from our consumer reporting agencies, to process securities-related transactions, to assess the suitability of various investments, and to comply with tax laws and anti-money laundering laws. This includes Social Security Number, Date of Birth, Gender, Country of Citizenship, Liquid Assets, Net Worth, Education, Occupation, Employment Status, Employer Contact Information, Annual Income, Investment Objectives and Suitability Profile.

We may obtain information about you when you interact on www.AlternativeSecuritiesMarket.com, for example, your transaction history, information about your contacts with Customer Service, and your responses to promotions or special offers.

We may collect some information automatically from your computer while you browse our website, such as where you go on the site and what you do there. We collect our Internet Protocol (IP) address, computer and connection information, browser type and version, operating system, Internet Service Provider (ISP), time stamps, banner ads you click, the URLs you come from and go to next, and a cookie number.

We may also obtain information about you through other sources such as credit agencies, affiliates and business partners.

Alternative Securities Markets Group

Use:
We use the information we collect to:

- Operate the www.AlternativeSecuritiesMarket.com site.
- Verify your identity and contact information.
- Provide your with information and services you request.
- Set up your trading account, issue an account number and a secure password, maintain your portfolio and trading activity, and contact you with account information.
- Customize your experience on the www.AlternativeSecuritiesMarket.com site.
- Communicate with you about your transactions, service updates and other administrative issues.
- Send you targeted marketing and promotional offers, based on your communications preferences.
- Measure and improve www.AlternativeSecuritiesMarket.com and its services.
- Resolve disputes, address complaints and troubleshoot technical problems.
- Analyze site and user behavior and prepare aggregated reports.
- Comply with applicable laws and regulations.

Sharing and Disclosure:
The cornerstone of this Privacy Policy is our commitment to keep your personal information confidential. Alternative Securities Markets Group does not sell, license, lease or otherwise disclose your personal information to any third party for purposes of marketing by the third party or for any reason, except as described below. To provide our products and services, we may disclose your information to the following parties:

Issuers: we may share your information with our participating issuers. They will use information only as necessary to complete your transactions and to include collected information needed to register you as a shareholder of the issuer and issue the shares that you have purchased.

Alternative Securities Markets Group Affiliates: We may share information with present or future affiliates, including our subsidiaries, joint ventures or other companies under common control, where it may be used to provide joint services or for such purposes as internal statistics, strategic decision-making, customer reviews, identifying customer trends, customer verification, fraud prevention and security. You may limit our affiliates from marketing their products or services to you based on personal information that we collect about you and share with them. This information may include your name, email address, mailing address, age, employment status, general account and demographic information and account history with us. To limit affiliate marketing offers, contact us by email at LEGAL@ALTERNATIVESECURITIESMARKET.COM to change your account preferences.

Service Providers: We may share information with service providers under contract who help with our business operations and internal functions, for example, verifying our users, processing accounts, order fulfillment, client service, client satisfaction surveys or other data collection activities relevant to our business, maintaining the www.AlternativeSecuritiesMarket.com site, and providing related services, such as electronic funds transfers and wires. Our service providers are required to protect personal information in a manner similar to the way we protect personal information and to only use it for the services they provide to us.

Legal and Other Disclosure: We may disclose information when permitted by law or under the good-faith belief that such disclosure is necessary under applicable law, to comply with legal process served on Alternative Securities Markets Group; to protect the property interests of Alternative Securities Markets

22

Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Agents and Alternative Securities Markets Group Employees; or to protect personal safety or the safety of the public.

Assets: As our business evolves, Alternative Securities Markets Group may sell, transfer or otherwise share some of its assets in connection with a merger, reorganization or sale of assets, or in the event of bankruptcy. In such an event, personal information may be one of the assets transferred.

If we propose to share information in a manner not covered in this Privacy Policy, we will notify you of this change by posting an addendum on our site, a notice in the "Announcement" Section of the Site, and if appropriate, provide you an opportunity to opt out of such use.

Email Communications:
Choice/Opt-Out. Because we do not share your personal information with non-affiliated parties for marketing purposes, there is no need for you to opt out of such uses. At any time, you have the ability to opt out of receiving marketing communications from Alternative Securities Markets Group or Alternative Securities Markets Group.com, but you may not opt out of administrative emails (for example, electronic delivery of financial information, or emails about your transactions or our policy changes) while you are a registered user of www.AlternativeSecuritiesMarket.com. In such cases, you can opt out by simply emailing LEGAL@ALTERNATIVESECURITIESMARKET.COM stating you would like to cancel your registration with www.AlternativeSecuritiesMarket.com.

Email Tools: If you send emails to a recipient through www.AlternativeSecuritiesMarket.com, they will receive your email and any personal message you include. We use the email address you provide to send your requested communication and for no other purpose. We may be required by law to retain these emails; they are NOT private communications. You may not use our email tools to send spam or content that violates the User Agreement.

Anti-Spam Policy: Alternative Securities Markets Group does not tolerate Spam. We do not send emails to anyone without permission, and we do not sell or rent email addresses to any unauthorized third party. This does not mean that we can prevent spam from happening on the Internet. If you believe that you have received an unsolicited email from us, please contact LEGAL@ALTERNATIVESECURITIESMARKET.COM and we will immediately investigate.

Cookies and Web Beacons:
Alternative Securities Markets Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Service Providers, and other members of our corporate family who provide use with joint services, will sometimes place anonymous cookies or web beacons on your computer when you visit www.AlternativeSecuritiesMarket.com. We use these cookies and web beacons to recognize returning users, provide relevant content, measure traffic and activity on the site, monitor and improve our services and protect against fraud. You can block cookies by changing the settings on your browser (consult your browser help menu to find out how), but doing so may prevent us from delivering certain services to you. Your browser must be set to accept cookies in order to access www.AlternativeSecuritiesMarket.com as a registered user.

Accessing, Reviewing and Changing Your Personal Information:
We urge you to review your information regularly to ensure that it is correct and complete. As a registered user, you can review and change your personal information by accessing your account and Profile Page. You may not be able to change some account information online. If you are unable to make the desired

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

changes, you can contact us at LEGAL@ALTERNATIVESECURITIESMARKET.COM for further assistance. Although we will require you to revalidate your personal information periodically, you should promptly update your personal information if it changes or becomes inaccurate.

You can request that we close your www.AlternativeSecuritiesMarket.com account by emailing us at LEGAL@ALTERNATIVESECURITIESMARKET.COM. After we close your account, we may retain some information to comply with law, prevent fraud, assist with investigators, resolve disputes, analyze or troubleshoot programs, enforce our User Agreement and take actions otherwise permitted by law. If your account or membership is terminated or suspended, we may retain some information to prevent re-registration.

Security:
We view protection of your privacy as a very important principle. We store and process your information on computers located in the United States that are protected by physical as well as technological security devices. We have implemented physical, electronic and procedural safeguards that are designed to protect the security of your information in compliance with applicable United States Federal and State Regulations. These include advanced firewall and password protection for our databases, physical access controls to our buildings and files, and restricted access to your personal information to employees that need to know that information to operate, develop or improve our services.

We have invested in leading-edge security software, systems and procedures to offer you a safe and secure investing platform and protect your personal, financial and investment information. While no security system is absolutely impenetrable, we will continually monitor the effectiveness of our security system and refine and upgrade our security technology as new tools become available.

Links to Other Sites:
www.AlternativeSecuritiesMarket.com may contain links to other websites. We are not responsible for the privacy practices or the content of these sites. If you have concerns about how another website collect and uses information about you, make sure to read that site's own Privacy Policy.

General:
We may change this policy from time to time, and we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of the changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. You should review this Privacy Policy periodically to remain informed of any changes. You agree to accept posting of a revised Privacy Policy electronically on www.AlternativeSecuritiesMarket.com as an actual notice to you.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

INVESTOR REGISTRATION AGREEMENT:

This Investor Registration Agreement ("Agreement") is made and entered into between you and Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). This Agreement will govern all transactions whereby you subscribe for and purchase equity or debt securities ("Shares"), from time to time, through the facilities of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com. Before you complete this Agreement, you must read and accept all terms and conditions in, and linked to, this Agreement, including the Alternative Securities Markets Group User Agreement governing use of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com and the Alternative Securities Markets Group Privacy Policy. Before you can invest, you must also properly complete the Investor Questionnaire.

1. **Offering of Shares:** Shares will be offered and sold through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com pursuant to individual private offerings ("Offerings") by the respective issuers of such Shares, with each such Offering being made pursuant to the terms, conditions and disclosures (including risk factor disclosures) set forth in the Prospectus for that particular Offering (the "Offering Terms"). The Offering Terms for each Offering for which you subscribe to purchase Shares shall be incorporated herein by this reference, and those Offering Terms shall be binding on you the same as if they were set forth in full in this Agreement. You agree to read carefully and make sure that you understand and agree with the Offering Terms for any Offering before investing. You acknowledge that each Offering involves a high degree of risk, and that by choosing to subscribe for Shares in any Offering you thereby acknowledge that you are prepared and able to bear the risk of loss of the entire purchase price for any Shares you purchase.

   - **Resale Restrictions and Limitations:** You acknowledge that *some* Securities Offered on www.AlternativeSecuritiesMarket.com may not have filed a registration statement, and my not file a registration statement, with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities ACT"), with respect to any Offering of Shares, and that Shares issued may be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and will therefore be subject to restrictions on resales. A legend describing those restrictions will be placed on the certificate representing the Shares, and the issuer of the Shares may give stop transfer instructions to the transfer agent for the Shares. Any Shares that you purchase in a "Restricted Offering" may not be resold without registration or an exemption from registration under applicable federal and state securities laws. You will ordinarily be required to wait at least one year before an exemption may become available for you to resell Shares. Any resale of Shares and any removal of a restrictive legend from, or stop transfer instructions relating to, Shares is subject to the approval of the issuer of the Shares and its legal counsel. Alternative Securities Markets Group shall have no responsibility or liability in relation to the issuer's use and removal of legends and stop transfer instructions. These types of securities will be clearly defined at www.AlternativeSecuritiesMarket.com

2. **Investor Registration:** By entering into this agreement, you are registering as a prospective investor in order to become eligible to subscribe for Shares of various issuers in Offerings offered for sale online through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com 's bidding platform (the "Platform"). You agree to comply with the terms of this Agreement, the terms of the User Agreement, and the policies posted on the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com, as amended from time to time by Alternative Securities Markets Group in its sole discretion.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

You are required tom complete and submit an Investor Questionnaire, which includes information that will allow the Issuer to determine whether investments in Shares are suitable to your situation, based on Alternative Securities Markets Group's internal suitability guidelines for investment and any suitability standards posted on the www.AlternativeSecuritiesMarket.com 's website. We will ask you to update this information at least annually. You are required to provide personal information in the Investor Questionnaire, which will handle in accordance with the Alternative Securities Markets Group's Privacy Policy.

When registering as a prospective investor, you will be required to provide certain information that will be used by the issuer and transfer agent of any Shares that you purchase, including such things as your name and address to be entered on the registry of the transfer agent for such Shares and the address to which you would like to certificate representing such Shares to be delivered.

By registering as a prospective investor, you are providing "written instructions" to Alternative Securities Markets Group under the Fair Credit Reporting Act authorizing Alternative Securities Markets Group to obtain information from your personal credit profile or other information from Experian or a similar credit reporting company. By so doing, you authorize Alternative Securities Markets Group to obtain such information solely to confirm your residence and to confirm your identity to avoid fraudulent transactions in your name.

3. **Password Access to www.AlternativeSecuritiesMarket.com**: After you have completed your registration and Investor Questionnaire and we have completed our suitability review, we will determine based on our internal guidelines whether you qualify to receive password access to the platform. If so, we will notify you that your registration has been accepted, and we will provide you with a password allowing you access to the platform. You will then be permitted to invest in any Offerings in which you are qualified to invest, provide that such Offerings are first listed on the platform after the activation of your registration. We may notify you via email about any new Offering that becomes available on the platform, although we are not required to do so.

4. **Bidding to Purchase Shares; Escrow Account; Closing:** After you have received your password giving you access to the platform, you will be permitted to post bids for Shares pursuant to the Offering Terms for any Offering listed on the platform in which you have been pre-qualified to participate. The terms of any Offering may provide for a fixed investment amount or minimum and maximum amounts that apply to all subscribers in any particular offering. Prospective investors "bid" (i.e., "subscribe for") the amount they are willing to commit to the purchase of Shares in the Offering. We reserve the right to determine which bids of prospective investors will be accepted and in what amounts (in full or in part).

Before placing a bid for Shares in any Offering, you should carefully review all the information in the Prospectus for that Offering. You may ask questions of the issuer and receive answers regarding the terms and conditions of the Offering by submitting the questions via email to us at LEGAL@ASMMARKETSGROUP.COM, and theses emails will be passed on to the issuer. IF AN OFFERING IS BEING MADE IN RELIANCE ON RULE 506 OF REGULATION D OF THE SECURITIES ACT and the Offering allows purchasers to participate who are not "accredited investors", as defined in Rule 501(a) of Regulation D, you may also request any additional information from the issuer that the issuer of such Shares possesses or can acquire without unreasonable effort or expense which is necessary to verify the accuracy of information furnished by the issuer in the Prospectus. You may request such information by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM, and these emails will be forwarded to the

issuer. By placing a bid for Shares in any Offering, you represent and warrant that you have availed yourself fully of the foregoing answers and information prior to placing the bid, and you are satisfied with the information and answers that you have received.

Alternative Securities Markets Group may close an Offering for an Issuer only after enough bids have been received for the Offering to be fully subscribed. An Offering is fully subscribed if at least the minimum offering amount (the "Minimum Amount") referenced in the Prospectus for the Offering has been received in the Escrow Account.

5. **Delivery of Share Certificates:** When your bid to purchase Shares in any Offering is accepted, a certificate representing the Shares purchased will be delivered to you, in accordance with the delivery instructions you have provided upon receipt of cleared investment funds from you.

6. **Covenants:** Alternative Securities Markets Group covenants and promises that, at the time of each Offering of Shares on the Alternative Securities Markets Group websites at www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group will comply in all material respects with International, Federal and State Laws as they apply to Regulation A, Regulation S, Regulation D, California Intra-State Securities Offering (Rule 1001), Rule 144 Offerings and EB5 Securities Offerings in connection with these Offerings.

7. **Remedies for Breach of Covenants:** In the event of a breach by Alternative Securities Markets Group of the foregoing covenants that materially and adversely affects your investment in Shares sold to you under this Agreement, Alternative Securities Markets Group shall either:

   a. Cure the breach, if the breach is susceptible to cure;
   b. Repurchase the Shares from you if an exemption that authorizes the sale of your shares; or
   c. Indemnify and hold you harmless against all losses, damages, legal fees, costs and judgments resulting directly from any claim, demand or defense arising as a result of the breach ("Losses").

The decision whether a breach is susceptible to cure, or whether Alternative Securities Markets Group shall repurchase Shares from you or indemnify you against Losses, shall be in Alternative Securities Markets Group's sole discretion. Upon discovery by Alternative Securities Markets Group of any such breach of the foregoing covenants requiring cure or repurchase of Shares, Alternative Securities Markets Group shall give you notice of the breach, and of Alternative Securities Markets Group's election to cure the breach or repurchase the Shares, not later than ninety (90) days after our discovery of the breach. In the event Alternative Securities Markets Group repurchases Shares, Alternative Securities Markets Group will pay you the full amount that you paid for such Shares. Upon any such repurchase, you agree to transfer and assign to Alternative Securities Markets Group the certificates representing the Shares, and you authorize and agree that Alternative Securities Markets Group may execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Shares to Alternative Securities Markets Group. Alternative Securities Markets Group's obligation to cure a breach, repurchase Shares, or indemnify you for a breach of the foregoing covenants pursuant to this Section is your sole remedy with respect to a breach of Alternative Securities Markets Group's covenants set forth in Section 7 above.

8. **No Advisory Relationship:** You acknowledge and agree that.

   a. The offer, sale and purchase of any Shares pursuant to this Agreement is an arm's-length transaction between you and Alternative Securities Markets Group.
   b. In connection with the offer, sale and purchase of such Shares, Alternative Securities Markets Group is not acting as your agent or fiduciary.
   c. Alternative Securities Markets Group assumes no advisory or fiduciary responsibility in your favor in connection with the offer, sale and purchase of such Shares;
   d. Alternative Securities Markets Group has not provided you with any legal, accounting, regulatory or tax advice with respect to such Shares; and
   e. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed it appropriate.

9. **Alternative Securities Markets Group's Right to Verify Information and Terminate Offerings:**

   Alternative Securities Markets Group reserves the right to verify the accuracy and completeness of all information provided by prospective investors and issuers in connection with Offerings. Alternative Securities Markets Group also reserves the right to determine in its reasonable discretion whether a registered user is using, or has used, the Alternative Securities Markets Group website illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for the purposes of fraud or deception, or otherwise in a manner inconsistent with the terms and conditions of this Agreement or inconsistent with any registration agreement between Alternative Securities Markets Group and the user. Alternative Securities Markets Group may conduct its review at any time before, during or after the posting of a bid or before or after the closing of an Offering. You agree to respond promptly to Alternative Securities Markets Group's requests for information in connection with your registration and accounts with Alternative Securities Markets Group and your bids to subscribe for Shares in any Offering.

   At any time prior to the closing of an Offering, Alternative Securities Markets Group, in its sole discretion, delay the closing in order to enable Alternative Securities Markets Group to conduct a pre-closing review to verify the accuracy of information provided by the issuer and prospective investors and to determine whether there are any irregularities with respect to the Offering or the bids for Shares in the Offering. Alternative Securities Markets Group may cancel or proceed with the closing, depending on the results of its pre-closing review. If the Offering is canceled, the Prospetus for the Offering will be removed from the Alternative Securities Markets Group Website www.AlternativeSecuritiesMarket.com, all bids for Shares will be canceled, and all funds from the bidders which are held in the Escrow Account will be refunded to the bidders.

10. **No Guarantee of Investment or Assurance of any Return on Investment**

   ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE ANY RETURN ON YOUR INVESTMENT IN ANY SHARES THAT YOU PURCHASE IN OFFERINGS ON THE ALTERNATIVE SECURITIES MARKETS GROUP WEBSITE AT WWW.ALTERNATIVESECURITIESMARKET.COM. ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE THAT YOU WILL EVER BE ABLE TO RESELL SUCH SHARES, THAT YOU WILL BE ABLE TO RECOUP ALL OR ANY PART OF THE PURCHASE PRICE FOR SUCH SHARES, OR THAT YOU WILL EVER MAKE A PROFIT ON SUCH SHARES.

11. **Restrictions on Use:** Except as provided in Section 14 below, you are not authorized or permitted to use the Alternative Securities Markets Group's website at www.AlternativeSecuritiesMarket.com to bid for or purchase Shares for someone other than yourself. You must be an owner of the Deposit Account you designate for electronic transfers of funds, with authority to direct that funds be transferred to or from the account. Alternative Securities Markets Group may in its sole discretion, with or without cause and with or without notice, restrict your access to the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com.

12. **Suitability Representations and Warranties:** By placing a bid to subscribe for Shares in any Offering, you represent and warrant that you satisfy all applicable suitability requirements and other requirements to invest that are described in the Prospectus for that Offering or on www.AlternativeSecuritiesMarket.com. You also agree to provide any additional documentation reasonably requested by us to confirm that you meet applicable suitability standards, including minimum financial suitability standards that may be required by the Securities Administrators of certain states.

13. **Other Representations and Warranties:** You warrant and represent to Alternative Securities Markets Group, as of the date of this Agreement and as of any date that you commit to purchase Shares by placing a bid for Shares, that:

    a. You have the legal competence and capacity to execute and perform this Agreement and that you have duly authorized, executed and delivered this Agreement;
    b. In connection with this Agreement you have complied in all material respects with applicable federal, state and local laws; and
    c. If you are entering into this Agreement on behalf of a corporation, partnership, limited liability company, trust, or other entity ("institution"), you warrant and represent that (i) you have all necessary power and authority to execute and perform this Agreement on such institution's behalf; (ii) the execution and performance of this Agreement will not violate any provision in the institution's certificate of organization, by-laws, indenture or trust, partnership agreement, or other constituent agreement or instrument governing the formation or administration of your institution; and (iii) the execution and performance of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking to which the institution is a party or by which it is bound.

14. **Alternative Securities Markets Group's Representations and Warranties:** Alternative Securities Markets Group represents and warrants to you, as of the date of this Agreement and as of any date you commit to purchase Shares, that:

    a. It is duly organized and is validly existing as a corporation in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; and
    b. This Agreement has been duly authorized, executed and delivered by Alternative Securities Markets Group and constitutes a valid and binding agreement of Alternative Securities Markets Group, enforceable against Alternative Securities Markets Group in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

15. **Prohibited Activities:** You agree that you will not do the following in connection with any Offering, any bid to subscribe for Shares in and Offering, or any other transaction involving or potentially involving Alternative Securities Markets Group or any issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com

   o Represent yourself to any person, as a director, officer or employee of Alternative Securities Markets Group or of an issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com unless you are such director, officer or employee;

   o Propose or agree to accept any fee, bonus, kickback or other thing of value of any kind in exchange for your agreement to bid for or recommend that anyone else bid for Shares in any Offering on www.AlternativeSecuritiesMarket.com;

   o Engage in any activities that require a license as a broker or dealer in connection with any Offering of Shares on www.AlternativeSecuritiesMarket.com;

   o Violate any International, Federal, State or Local Laws, including, but not limited to, U.S. Federal and State Securities Laws, in connection with any transaction in the securities of an issuer that has made or is making an Offering of its Shares on www.AlternativeSecuritiesMarket.com.

16. **Termination of Registration:** Alternative Securities Markets Group, may in its sole discretion, with or without cause, terminate this Agreement by giving you notice as provided below. In addition, upon our reasonable determination that you have violated the provisions of section 16, have made a material misrepresentation in connection with this Agreement or your Investor Questionnaire, or have otherwise failed to abide by the terms of this Agreement, Alternative Securities Markets Group may, in its sole discretion, immediately and without notice, take one or more of the following actions:

   o Terminate or suspend your right to bid for Shares or otherwise participate in Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

   o Terminate this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

   Upon termination of this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com, any bids you have placed on www.AlternativeSecuritiesMarket.com shall terminate and will be removed from the site immediately, but your right under the Agreement to any Shares purchased prior to the effective date of the termination shall not be affected by the termination.

17. **Indemnification:** In addition to your indemnification obligations set forth in the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, you agree to indemnify, defend, protect and hold harmless Alternative Securities Markets Group and its Officers, Directors, Stockholders, Employees and Agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise (i) resulting from any material breach of any obligation you undertake in this Agreement, including but not limited to your obligation to comply with any applicable laws; or (ii) resulting from your acts, omissions and representations (and those of your employees, agents or representatives) relating to Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. You obligation to indemnify Alternative Securities Markets Group shall survive termination of this Agreement, regardless of the reason for termination.

30

18. **Alternative Securities Markets Group's Right to Modify Terms:** We may change this Agreement from time to time, and when we do we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of material changes. Amended terms will take effect immediately for new registrants and 30 days after they are posted for existing registrants. This Agreement may not otherwise be amended except in a writing signed by you and us.
You authorize Alternative Securities Markets Group to correct obvious clerical errors appearing in information you provide to Alternative Securities Markets Group, without notice to you, although Alternative Securities Markets Group expressly undertakes no obligation to identify or correct such errors.

This Agreement, along with the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, represents the entire agreement between you and Alternative Securities Markets Group regarding your participating as a prospective investor on www.AlternativeSecuritiesMarket.com, and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between you and Alternative Securities Markets Group with respect to your involvement as a prospective investor on www.AlternativeSecuritiesMarket.com.

19. **Notices:** All notices and other communications hereunder shall be given by email to your registered email address or will be posted on www.AlternativeSecuritiesMarket.com, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications to you will be transmitted to you by email to your registered email address. You can contact us by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM. You also agree to notify us if your registered email address is changed by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM

20. **Non-Disclosure Agreement:** By entering into this Agreement, you agree not to disclose, except on a confidential basis to your legal and financial advisors exclusively for the purposes of rendering professional advice to you, any information which you receive or have received from Alternative Securities Markets Group or on www.AlternativeSecuritiesMarket.com that relates to any Offering of Shares posted on www.AlternativeSecuritiesMarket.com or relates to the business of any issuer of such Shares, including, for example, information presented in a Prospectus for an Offering of Shares on www.AlternativeSecuritiesMarket.com ("Confidential Information"). You shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the issuer that provided such Confidential Information. You shall not, without such issuer's prior written approval, use for your own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the issuer, any confidential Information.

The term "Confidential Information" shall exclude any information that, at any given time:

a) Has been publicly disclosed by the issuer or by any third party through no fault of your own;
b) You have received by some legitimate means other than from Alternative Securities Markets Group or its representatives or from the issuer or its representatives; or
c) The issuer has authorized you in writing to disclose

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

21. **No Warranties:** EXCEPT FOR THE REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT MAKES ANY REPRESENTATIONS OR WARRANTY TO ANOTHER PARTY TO THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

22. **Limitation of Liability:** IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO ANOTHER PARTY REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON ANY INTERNATIONAL, FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY FOR THE OTHER.

23. **Miscellaneous:** The parties acknowledge that there are not third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights under this Agreement to another person without Alternative Securities Markets Group's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Section shall be null and void. This Agreement shall be governed in all respects by the laws of the State of California, without regard to conflict of law provisions. Except as otherwise provided in this Agreement, you agree that any claim or dispute you have against Alternative Securities Markets Group must be resolved by arbitration in the State of California. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If any part of this Agreement is a valid enforceable provision that most closely matches the intent of the original provision, and the remainder of the Agreement shall continue in effect. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

32

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Statement of Understanding for Securities Offered to Investors on
www.AlternativeSecuritiesMarket.com

Regulation A (Current): Regulation A is an exemption for *PUBLIC OFFERINGS* not exceeding $5 Million USD in any 12-month period. Companies choosing to rely on this exemption must file an offering statement with the U.S. Securities & Exchange Commission on Form 1-A, consisting of a notification, offering circular and exhibits. The SEC staff reviews this offering statement.

Regulation A Offerings share many characteristics with registered offerings. For example, purchasers ("*Investors*") must be provided with an offering circular similar to a prospectus. Just as in registered offerings, the securities can be offered PUBLICLY, using general solicitation and advertising, and purchasers DO NOT RECEIVE '*RESTRICTED SECURITIES*', as explained at www.AlternativeSecuritiesMarket.com. The Principle difference between Regulation A Offerings and Registered Public Offerings are:

1) Financial Statements for a Regulation A Offerings are simpler and do not need to be audited unless audited financial statements are otherwise available.

2) Regulation A issuers do not incur either Exchange Act Reporting obligations after the offering or Sarbanes-Oxley Obligations applicable only to SEC reporting companies, unless the company '*meets the thresholds that trigger Exchange ACT Registration*".

3) Companies may choose among three formats to prepare the Regulation A Offering Circular, one of which is a simplified question-and-answer document; and

4) Companies may "*test the waters*" to determine market interest in their securities before going through the expense of filing with the SEC.

SEC reporting companies are not eligible to use Regulation A. All other types of companies may use Regulation A, except developmental stage companies without a specified business (for example, "*Blank Check Companies*") and investment companies registered or required to be registered under the Investment Company act of 1940. In most cases, shareholders may use Regulation A to resell up to $1.5 Million USD of Securities.

The "*test the waters*" provision of a Regulation A allows companies to publish or deliver a written document to prospective purchasers or make scripted radio or television broadcasts to determine whether there is an interest in their contemplated securities offering before filing an offering statement with the SEC. This gives companies the opportunity of being able to determine whether enough market interest in their securities exists before they incur the full range of legal, accounting and other costs associated with filing an offering statement with the SEC. Companies may NOT, however, solicit or accept money for securities offered under Regulation A until the SEC completes its review of the filed offering statement and the Company delivers offering materials to Investors.

NOTE ABOUT REGULATION A: The JOBS Act requires the SEC to develop rules for a new exemption to the existing Regulation A, which will permit offerings up to $50 Million USD a year without SEC Registration.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Proposed Changes to Regulation A pursuant to the Passage of the JOBS Act in 2012. These changes are expected to be enacted during the first half of 2014.

The SEC's proposed rules will update and expand the Regulation A exemption by creating the following Two Tiers of Regulation A Offerings:

- **TIER ONE:** Tier One would consist of those offerings already covered by Regulation A – namely securities of up to $5 Million USD in a twelve month period, including up to $1.5 Million USD for the account of selling security-holders.
- **TIER TWO:** Tier Two would consist of securities offerings of up to $50 Million USD in a twelve month period, including up to $15 Million USD for the account of selling security-holders.

For offerings up to $5 Million USD, the Company could elect whether to proceed under Tier 1 or Tier 2.

Basic Requirements:

Under Tier 1 and Tier 2, companies would be subject to basic requirements, including ones addressing issuer eligibility and disclosures that are drawn from the existing provisions of Regulation A. The proposed rules would update Regulation A to among the other things.

1. Permit companies to submit draft offering statements for nonpublic SEC review prior to filing
2. Permit the use of "testing the waters" solicitation materials both before and after filing of the Offering Statement
3. Modernize the qualification, communication and offering process in Regulation A to reflect analogous provisions of the Securities Act registration process, including electronic filing of offering materials.

Additional Tier 2 Requirements:

In addition to the three basic requirements, companies conducting Tier 2 Offerings would be subject to the following requirements.

1. Investors would be limited to purchasing no more than 10% of the greater of the investor's annual income or net worth.
2. The Financial Statements included in the Offering Circular would be required to be audited.
3. The Company would be required to file annual and semi-annual ongoing reports and current event updates that are similar to the requirements for public reporting companies.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Eligibility:

Regulation A would be available to companies organized in and with their principal business in the United States or Canada, as is currently the case under Regulation A.

The Exemption would not be available to companies that:

- Are already SEC reporting companies and certain investment companies
- Have no specific business plan or purpose or have indicated their business plan is to engaged in a merger or acquisition with an unidentified company.
- Are seeking to offer and sell asset-backed securities or fractional undivided interests in oil, gas or other mineral rights.
- Have not filed the ongoing reports required by the proposed rules during the preceding two years.
- Are or have been subject to a Commission order revoking the company's registration under the Exchange Act during the preceding five years.
- Are disqualified under the proposed 'bad actor' disqualification rules.

Preemption of Blue Sky Law:

Under current Regulation A, offerings are currently subject to registration and qualification requirements in the States where the offering is conducted unless a State-level exemption is available. This has been identified by the GAO and market participants as a central factor for the limited use of current Regulation A.

In view of the range of investors protections provided under the proposal, state securities law requirements would be preempted for Tier 2 offerings. The proposal also explores alternative approaches to addressing this matter, including the coordinated review program proposed by the North American Securities Administrators Association.

Current Status:

The Commission has recently completed a sixty day public comment period on the proposed rules. The Commission is currently reviewing the comments and determining whether to adopt the proposed rules as illustrated above. Enactment is expected during the first half of 2014.

Companies cannot use this new exemption until the SEC adopts final rules.

Alternative Securities Markets Group

OTHER SECURITIES THAT MAY BE OFFERED:

California Intra-State Exempt Securities ("CA1001"): Section 3(a) (11) of the Securities Act exempts from registration any offering made solely to persons residing in a single State or Territory, where the issuer is incorporated and doing business in the same state. The rationale is that a wholly Intra-State transaction is adequately policed by the Laws of the State, hence there is no need for an additional layer of Federal Law.

Under Rule 147, an issuer does business in the State (1) at least 80% of its gross revenues (*including subsidiaries*) is derived from operations or assets in-state; (2) atleast 80% of its assets (*including subsidiaries*) is located in-state; (3) atleast 80% of the offering's net proceeds is used in-state; and (4) its principal office is in-state. During the offering period and for nine months from the last sale by the issuer, purchasers may only resell their stock to other persons living in-state.

Companies listed on www.AlternativeSecuritiesMarket.com use CA1001 in combination with California Section 25102(n)

California 25102(n) is limited to issuers that are California Companies (*with some minor exemptions*). Investors must be "*qualified purchasers*". This means, generally, accredited investors and natural persons with a net worth specified in the statute.

Issuers relying on 25102(n) may **PUBLICLY** disseminate a limited written announcement of the offering. Potential investors may then respond to the announcement by contacting the issuer. The issuer may not telephone a prospective investor until it has determined that the investor is a qualified purchaser. Issuers must provide disclosure documents to the non-accredited investors at least five days prior to sale.

Regulation S: Regulation S ("*Reg S*") is an exemption designed by the U.S. Securities & Exchange Commission for Companies seeking to raise capital from investors located OUTSIDE of the United States. A Regulation S Offering under the Securities Act of 1933, as amended (the "*Securities Act*") is a safe harbor rule that defines when an offering of Securities would be considered an "offshore transaction" so as not to be subject to the registration obligations imposed under Section 5 of the Securities Act.

A Regulation S Offering (Foreign Direct Public Offering) only exempts the issuer from the registration requirements. It does not exempt the issuer from anti-fraud provisions.
There are two main requirements in using a Regulation S Offering. The first is the offer and the sale of the securities must be in legitimate offshore transactions. Under a Regulation S Offering, the Company may not offer or sell any securities to a U.S. Citizen or Resident even if that person purchases the securities abroad. Also, the sale must not be done for the purpose of secretly selling the Securities to a U.S. Investor. The second requirement under Regulation S is that there cannot be any directed selling efforts in the United States. Generally, this means a company cannot advertise the Offering in a publication where the circulation crosses over to the United States.

A Regulation S Offering provides two exemptions from safe harbors from U.S. Securities Registrations: an exemption for the initial sale and another exemption for the resale of securities after they are held for a period of time, normally one year.

An important advantage to Companies utilizing Regulation S is that they are able to advertise in the foreign markets in newspapers and other publications. Under Regulation S the Company is allowed to hold seminars, road shows and engage in other general solicitation outside of the United States.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Also, Foreign Direct Public Offerings (Regulation S) are not integrated with Section 5 Public Offerings or Regulation D Private Placements. Regulation D documents contain rules which apply to transactions in the United States. Regulation S Offering Documents contain rules which apply to foreign transactions only. Therefore, a Company can conduct simultaneous Private Placement Stock Offerings and Foreign Direct Public Offerings without jeopardizing either exemption. Also, Regulation S Investors are treated the same way as accredited investors for the purpose of determining compliance with the 35 non-accredited investor limitation outlined in the Regulation D Private Placement.

Regulation D / Rule 504: Rule 504, sometimes referred to as the "*Seed Capital Exemption*", provides an exemption for the offer and sale of up to $1 Million USD of Securities in a 12-month period. A Company may use this exemption so long as it is not a Blank Check Company and it is not subject to Exchange Reporting Requirements. In general, a Company may not use general solicitation or advertising to market the securities, and purchasers generally receive "*restricted securities*". Purchasers of restricted securities may not sell them without SEC Registration or using another exemption, which is further explained on the "*Resale of Restricted Securities*" page at www.AlternativeSecuritiesMarket.com . Investors should be informed that they may not be able to sell securities of non-reporting companies for atleast a year without the issuer registering the transaction with the SEC.

A Company may, however, use the Rule 504 Exemption for a Public Offering of its Securities with general solicitation and advertising, and investors will receive "*non-restricted securities*", under the following circumstances:

- The Company sells in accordance with a State Law that requires the public filing and delivery to investors a substantive disclosure document, or

- The Company sells in accordance with a State Law that requires registration and disclosure document delivery and also sells in a State without those requirements, so long as the Company delivers to all purchasers the disclosure documents mandated by a State in which it is registered; or

- It sells exclusively accordingly to State Law Exemptions that permit general solicitation and advertising, so long as sales are made only to "*accredited investors*".

Even if a Company makes a private sale of its Securities, and not specific disclosure delivery requirements are required, a Company should take care to provide sufficient information to investors to avoid violating the anti-fraud provisions of the securities laws. This means that any information a Company provides to Investors must be free from false and misleading statements. Similarly, a Company should not exclude any information if the omission makes what is provided to investors false or misleading.

Regulation D / Rule 505: Rule 505 provides an exemption for offers and sales of Securities totaling up to $5 Million USD in any 12-month period. Under this exemption, a Company may sell to an unlimited number of "accredited investors" and up to 35 persons that are not accredited investors. Purchasers must buy for investment purposes only, and not for the purpose of reselling the securities. The issued securities are 'restricted securities', meaning purchasers may not resell them without registration on an applicable exemption, as explained on the 'Resales of Restricted Securities' page. If a Company is not a SEC Reporting Company, Investors should be informed that they may not be able to sell securities for atleast one year without the Company registering the transaction with the SEC. A Company may not use general solicitation or advertising to sell the Securities.

Under Rule 505, if the Company's Offering involves any purchasers that are not accredited investors, the Company must give these purchasers disclosure documents that generally contain the same information as those included in a registration statement for a registered offering. There are also financial statement requirements that apply to Rule 505 Offerings involving purchasers that are not accredited investors. For instance, if financial statements are required, they must be audited by a certified public accountant. The Company must also be available to answer questions from prospective purchasers who are not accredited investors.

The Company may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the Federal Securities Laws. If a Company provides information to accredited investors, it must make this information available to the non-accredited investors as well.

Regulation D / Rule 506: Rule 506 is a "Safe Harbor" for the non-public exemption in Section 4(a)(2) of the Securities Act, which means it provides specific requirements that, if followed, establish that a transaction falls within the Section 4(a)(2) exemption. Rule 506 does not limit the amount of money a Company can raise or the number of accredited investors it can sell securities to, but to qualify for the safe harbor, a Company must:

1. Not use general solicitation or advertising to market the Securities.

2. No sell Securities to more than 35 non-accredited investors (unlike Rule 505, all non-accredited investors, either alone or with a purchaser representative, must meet the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment);

3. Give "*non-accredited investors*" specified disclosure documents that generally contain the same information as provided in registered offerings (*the Company is not required to provide specified disclosure documents to accredited investors, but, if it does provide information to accredited investors, it must also make this information available to the non-accredited investors as well*);

4. Be available to answer questions from prospective purchasers who are non-accredited investors; and

5. Provide the same financial statement information as required under Rule 505.

Purchasers receive "restricted securities" in a Rule 506 Offering. Therefore, they may not freely trade the Securities after the Offering, as explained on the "Resales of Restricted Securities" page at www.AlternativeSecuritiesMarket.com.

Section 18 of the Securities Act provides a Federal preemption of exemption from State registration and review of private offerings that are exempt under Rule 506. The States still have authority, however, to investigate and bring enforcement actions for fraud, impose State Notice Requirements and collect State Fees.

Special Note for 506 Offerings: The JOBS Act requires the SEC to eliminate the prohibition on using general solicitation and advertising to qualify for the Rule 506 Safe Harbor where all purchasers of the Securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors. This not provision is not yet effective.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

An ISSUERS OBLIGATION TO INVESTORS TO HAVE SECURITIES LISTED ON
www.AlternativeSecuritiesMarket.com

- **Financial Reporting** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to submitt un-audited financial reports signed by the Company CEO and/or CFO, dated within 60 days of listing on www.AlternativeSecuritiesMarket.com. Companies are also required to submit to Alternative Securities Markets Group for listing on the Company page at www.AlternativeSecuritiesMarket.com a complete set of un-audited financial reports signed by the Company CEO and/or CFO within 30 days of the close of each business quarter and a complete set of fully audited financial statements within 60 days of the close of each business calendar year. All audited financial reports must be completed by a Alternative Securities Markets Group approved Certified Public Accounting Firm.

- **State of the Company Updates** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to have a quarterly web conference or phone conference call in which a principal member of the company is required to give an update to all current investors and potential new investors (including financial analysts) who wish to participate. Members of the Company are required to allow for ample time for questions from conference call participants. Company CEO's are also required to draft a letter once per month to update investors on the current State of the Company. Both web conference / phone conference call, along with the CEO Letters on the State of the Company will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

Acknowledgement and Signature.

This Agreement, together with the "New Investor Questionnaire", "User Agreement", "Privacy Policy", "Investor Agreement", "Statement of Understanding of Securities Offered" and "Issuers Obligation to Investor", sets forth the entire understanding and agreement between Alternative Securities Markets Group and yourself, with respect to the subject matters hereof. By signing this agreement below, you state that you understand al the subject matter and terms of this entire agreement.

_____
Signed

_____
Printed Name

EXHIBIT D



Financial Industry Regulatory Authority

Interim Form for Funding Portals

If you intend to act as a funding portal under the JOBS Act, you may voluntarily submit this form to inform us about your future funding portal business. Your voluntary submission of the requested information will help FINRA better understand the funding portal community and help us develop rules specific to funding portals. FINRA will accord confidential treatment to the information that you submit.

Although a further filing will be needed before FINRA will be able to grant you membership, we intend to prepopulate for you a future funding portal membership form with the information that you submit on this form. FINRA membership will be made available after the SEC has adopted funding portal registration and other rules, and has approved FINRA's funding portal rules.

Please feel free to supplement the information that we request on this form with any additional information that you believe would be helpful.

Please submit the form to: fundingportals@finra.org. If you have any questions, please contact us at (212) 858-4000 and select "option 5."

Contact Information

Please provide us a contact person whom we can ask follow-up questions.

Contact person

First name	Steven Joseph
Last name	Muehler
Email address	Legal@AlternativeSecuritiesMarket.com
Phone number	213-407-4386
Fax number	None

Mailing address

Company name	*Alternative Securities Markets Group Corp.*
Street address, line 1	4050 Glencoe Avenue
Street address, line 2	Click here to enter text.
City	Marina Del Rey
State	California
Country	Los Angeles
Postal code	90292

Information About Your Business

I. General Information

    a. Full Name of Funding Portal ("FP")

> Alternative Securities Market

    b. Any Other Name(s) Under Which Business Is or Will Be Conducted

> None

    c. Business Address

> 4050 Glencoe Avenue, Marina Del Rey, California 90292

    d. All Website Addresses Where Business Is or Will Be Conducted

> http://www.AlternativeSecuritiesMarket.com

    e. Legal Status of FP (*e.g.,* Corporation, Limited Liability Company ("LLC"), Partnership, Sole Proprietorship or Other)

> California Stock Corporation

    f. State/Country of Formation

> California

    g. Date of Formation

> October 2014

II. Ownership

    a. Please use the schedule below to identify the *direct* owners of the FP. Please include, as applicable:

        i. any shareholder that directly owns 5 percent or more of a class of a voting security of the FP, unless the FP is a public reporting company (that is, subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934 (the "Act"));

        ii. all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5 percent or more of the partnership's capital;

        iii. any trust, and each trustee, that directly owns 5 percent or more of a class of voting security of the FP, or has the right to receive upon dissolution, or has contributed, 5 percent or more of the FP's capital; and

        iv. all members of an FP that is a LLC that have the right to receive upon dissolution, or have contributed, 5 percent or more of the LLC's capital.

b. Please use the schedule below to identify the *indirect* owners of the FP. Regarding each direct owner provided in response to the above question, please complete the schedule below as follows:

     i. in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25 percent or more of a class of a voting security of that corporation; (Note: For purposes of this schedule, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security);

     ii. in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25 percent or more of the partnership's capital;

     iii. in the case of an owner that is a trust, the trust and each trustee; and

     iv. in the case of an owner that is an LLC , (i) those members that have the right to receive upon dissolution, or have contributed, 25 percent or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

(Note: Continue up the chain of ownership listing all 25 percent owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Act) is reached, no further ownership information up the chain is required.)

Full Legal Name	Domestic or Foreign Entity or Individual	Entity in Which Interest Owned	Percentage of Interest in Entity Owned	CRD number, SSN or Tax ID
Mr. Steven Joseph Muehler, Founder & Chief Executive Officer	Individual	Alternative Securities Markets Group Corporation	100%	47-2050153
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.
Click here to enter text.	Choose an item.	Click here to enter text.	Click here to enter text.	Click here to enter text.

(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

c. Identify (i) all subsidiaries of the FP and (ii) any affiliated entities with which the FP will engage in a business relationship in connection with its funding portal activities. Please identify any of these entities that are broker-dealers.

None

III. Funding

a. Source of Funding
Please identify below all contributions of equity capital or debt financing made to the FP's business.

Date	Name of Source	Recipient	Amount	Type (Equity or Debt)
October 2014	Mr. Steven J. Muehler	Alternative Securities Markets Group Corporation	$10,000 opening balance	Equity
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.
Click here to enter text.	Click here to enter text.	Click here to enter text.	Click here to enter text.	Choose an item.

(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

IV. Management and Disclosure

a. Please identify by name, title and, if applicable, CRD number, each person associated with the FP who is or will be engaged in the management, direction or supervision of the FP's business.

Mr. Steven Joseph Muehler, Founder and Chief Executive Officer

b. Statutory Disqualifications
Is the FP or any person identified in response to questions II.a. or IV.a. subject to statutory disqualification pursuant to Section 3(a)(39) of the Act? (FINRA notes that we may expand this question to include additional persons in the future funding portal membership form.)

☐ Yes X No

[If 'Yes' indicated above] As applicable to the FP and each person, identify the nature of the disqualifying event, provide CRD number (if applicable) and describe the anticipated role with the FP.

None

c. Other Disclosure History (FINRA notes that we may expand this question to include additional persons and events in the future funding portal membership form.)
Is or has the FP or any person identified in response to questions II.a. or IV.a. been the subject of the following (or is any of the following otherwise true with respect to the FP or such person(s) identified): (i) any permanent or temporary adverse action by a state or federal authority, or a self-regulatory organization, with respect to a registration or licensing determination regarding the FP or any person identified in response to questions II.a. or IV.a.; (ii) a pending, adjudicated or settled regulatory action or investigation by the SEC, the CFTC, a federal, state or foreign regulatory agency, or a self-regulatory organization; (iii) an adjudicated or settled investment-related private civil action for damages or an injunction; (iv) a criminal action (other than a minor traffic violation) that is pending, adjudicated, or that has resulted in a guilty or no contest plea; (v) the FP or any person identified in response to questions II.a. or IV.a. is subject to unpaid arbitration awards, other adjudicated customer awards, or unpaid arbitration settlements; (vi) any person identified in response to questions II.a. or IV.a. was terminated for cause or permitted to resign after an investigation of an alleged violation of a federal or state securities law, a rule or regulation thereunder, a self-regulatory organization rule or an industry standard of conduct; or (vii) a state or federal authority or self-regulatory organization has imposed a remedial action, such as special training, continuing education requirements, or heightened supervision, on any person identified in response to questions II.a. or IV.a..

X Yes ☐ No

[If 'Yes' indicated above] As applicable to the FP and each person identified, provide CRD number (if applicable), the person's role with the FP and a description of the event(s).

Mr. Steven Joseph Muehler - See attached "California Cease and Desist" order and the Notes on Page 1 and the Underlined Section on the Second to Last Page.

V.   **Business Relationships, Business Model and Compensation**
a. Certain Business Relationships
Please describe all business and contractual relationships the FP will maintain, as applicable, with the following:
    i. Escrow agents, transfer agents, and custodians of investor funds and securities
    ii. Securities brokers and dealers
    iii. Recordkeeping

See Attachments:
1. Business Description   2. U.S. Investor Suitability Questionnaire

> 3. Non-U.S. Investor Suitability Questionnaire
> 4. Institutional Investor Questionnaire

b. Please describe the FP's business model (*e.g.,* the types of securities to be presented to investors, any limitations on the types of issuers, how issuers will be presented to investors).

> See Attachment
>
> 1. Business Description
> 2. U.S. Investor Suitability Questionnaire
> 3. Non-U.S. Investor Suitability Questionnaire
> 4. Institutional Investor Questionnaire

c. Please describe the forms and sources of compensation that the FP and persons associated with the FP expect to receive (*e.g.,* transaction-based, referral-based, flat fee, from issuers, from investors).

> See Attached Business Description

d. Do you plan to use any pre-dispute arbitration agreements?

> X Yes ☐ No

e. Please describe how the FP addresses the requirements for funding portals under the JOBS Act. In particular, please describe how the FP would (i) address investor education; (ii) take measures to reduce the risk of fraud with respect to funding portal transactions; (iii) ensure adherence to the aggregate selling limits; and (iv) protect the privacy of information collected from investors.

> See attachments:
>
> 1. Business Description
> 2. U.S. Investor Suitability Questionnaire
> 3. Non-U.S. Investor Suitability Questionnaire
> 4. Institutional Investor Questionnaire

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Financial Industry Regulatory Authority
CrowdFunding Web Portal Registration
1735 K Street
Washington, D.C. 20006

Dear FINRA;

Enclosed you will find a Pre-CrowdFunding Web Portal Registration for "Alternative Securities Markets Group Corporation" (www.AlternativeSecuritiesMarket.com). Also part of this submission, you will find the "Registered Investment Advisor" ADV 1 & 2 for the "Alternative Securities Markets Group Corporation" and Mr. Steven J. Muehler. The Alternative Securities Markets Group Corporation is currently in the process of filing as a Five State Registered Investment Advisory Firm. Mr. Muehler is currently scheduled to take the Series 65 Securities Law Exam in late November or early December 2014.

The Alternative Securities Market ("ASM") aims to be the First CrowdFunding Primary and Secondary Market for Regulation A Securities. The Alternative Securities Market is a *Private*, Transparent Equity and Debt Marketplace that offers market participants a comprehensive range of services to meet both the the needs of issuers and investors. These services include a facility for "Direct Initial Public Offerings" for Qualified Regulation A Securities, Self-Directed IRAs, as well as a Private Secondary Resale Facility for the resale of Regulation A Securities (The "Ebay Style" Secondary Market is a portal where a Seller can post an "ask", and a Buyer can post a "Bid" to buy. The communications are only between a seller and a buyer. All sales are ONLY directly between a buyer and a seller. A seller pays a posting fee at the time of posting the ASK. There are no sales compensations).

The Alternative Securities Markets Group Corporation ("ASMG") is the operator of the Alternative Securities Market.

There are four market segments of the Alternative Securities Market:

1. *ASM Venture Market:*
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $100,000
   d. Maximum Offering: $1,000,000
   e. Equity, Debt (asset backed) & Convertible Preferred
   f. Additional Details available at: http://www.AlternativeSecuritiesMarket.com
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
2. *ASM Main Market:*
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $1,000,001
   d. Maximum Offering: $5,000,000
   e. Maximum Offering: upon enactment of Regulation A Plus, Tier II, the maximum Offering will increase to $50,000,000
   f. Equity, Debt (asset backed) & Convertible Preferred
   g. Additional Details available at: http://www.AlternativeSecuritiesMarket.com
   h. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
3. *ASM Global Private Market:*
   a. U.S., Canadian & International Companies
   b. Securities are issued pursuant to Regulation D Rule 506
   c. Minimum Offering: $1,000,000
   d. Maximum Offering: No Maximum
   e. Equity, Debt (asset backed) & Convertible Preferred (others may be considered)
   f. Additional Details available at: http://www.AlternativeSecuritiesMarket.com
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

4. *ASM Pooled Funds Market:*
   a. Private Pooled Investment Funds (Real Estate Funds, Private Equity Funds, Hedge Funds, Etc.)
   b. Securities Issued pursuant to Regulation D or Regulation A (if available)
   c. Minimum Offering: $100,000
   d. Maximum Offering: $No Maximum
   e. Equity, Debt and Convertible Preferred (others may be considered)
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Mandatory Public Reporting Requirements for Companies listed on the Alternative Securities Markets Group are listed starting at the bottom of this page. Though these requirements may differ from those required of the Securities & Exchange Commission or by any State Securities Regulator, it is the Alternative Securities Markets Group Corporation's determination that these mandatory public reporting requirements are in the best interest of the investing public, and are mandatory for all companies listed on the Alternative Securities Market. The Alternative Securities Markets Group Corporation's policy is not to engaged or list any company on the Alternative Securities Market that does not fully agree to, and keep current on the below public reporting requirements. Any company who fails to supply the below listed public reporting items, shall be '*delisted*' from the Alternative Securities Market and that Company's unrestricted securities held by investors, will not be allowed to be posted on the Alternative Securities Markets Group Secondary Resale Market ("*Alternative Securities Markets Group's Securities Clearinghouse*").

The Alternative Securities Markets Group's Securities Clearinghouse is essentially an "Ebay Style" of an online auction board where a holder of an unrestricted security of a company *listed on the Alternative Securities Market* can post an "*ask*" for the sale of shares, and a potential buyer can post a "*bid*" to buy the shares. The transaction is **ONLY** between a seller and a buyer, and a seller pays a nominal fee to post an "*ask*" on the "*Alternative Securities Markets Group's Securities Clearinghouse*". There are no sales commissions or "*spreads*" paid to the Alternative Securities Markets Group Corporation, and trades are only closed during a two hour window per week, which will be part of the Company's weekly "*concentrated trade volume*" (*though "asks" can be posted 24/7, and "bids" can be submitted 24/7*). The Alternative Securities Markets Group Corporation's only compensation is from the seller, and that is paid at the time of the seller posting the "*ask*", it is not dependent on whether the seller is successful in selling their securities or not. There is no compensation paid by the buyer.

The Mandatory Public Reporting Requirements of all Companies listed on the Alternative Securities Market are as follows:

o **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

o **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

o **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

o **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

o **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Alternative Securities Markets Group is further broken-down in EIGHTEEN MARKET SEGMENTS. Each of the below Market Segments were formed to: (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the Direct Initial Public Offering of Securities to the investing public and for the establishment of a Secondary Resale / Trading market for the direct resale of securities for companies listed on the Alternative Securities Market and current on all public reporting requirements., and (2) to act as a Private Equity Capital Partner to early and growth stage companies listed on one of the below listed market segments.

1. The Alternative Securities Markets Group Aviation and Aerospace Market
2. The Alternative Securities Markets Group Biofuels Market
3. The Alternative Securities Markets Group California Water Rights Market
4. The Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5. The Alternative Securities Markets Group Energy Market
6. The Alternative Securities Markets Group Entertainment and Media Market
7. The Alternative Securities Markets Group Fashion & Textiles Market
8. The Alternative Securities Markets Group Financial Services Market
9. The Alternative Securities Markets Group Food and Beverage Market
10. The Alternative Securities Markets Group Hotel and Hospitality Market
11. The Alternative Securities Markets Group Life Settlement Market
12. The Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
13. The Alternative Securities Markets Group Mining & Mineral Rights Market
14. The Alternative Securities Markets Group Oil and Natural Gas Market
15. The Alternative Securities Markets Group Residential Mortgage Clearinghouse
16. The Alternative Securities Markets Group Restaurant and Nightclub Market
17. The Alternative Securities Markets Group Retail and E-Commerce Market
18. The Alternative Securities Markets Group New Technologies Market

Each of the above are Limited Liability Companies (*either existing or pending registration*) of the Alternative Securities Markets Group Corporation. Each of the above LLCs make "*micro investments*" in each company listed on its Market Segment. These "*micro investments*" in each Company are made through the payment of State or Federal Fees and/or services rendered. These fees and/or services are detailed below (*but are not limited to*):

1. SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
2. SEC CIK Number Issuance - $0.00
3. International Stock Identification Number: $500

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

4. SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
5. NASAA Coordinated Review Submission - $450 for NINE States
6. State Registration and Filing Fees for Direct Initial Public Offering:
   a. California: $200 plus 1/5 of 1% of the Offering
   b. New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
   c. Florida: $1,000
   d. Texas: $100 plus 1/10th of 1% of the Offering
   e. New Jersey: $1,000
   f. Pennsylvania: $500 Plus 1/20th of 1% of the Offering
   g. Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
   h. Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)

NOTE: The costs detailed above are either earned or paid by the Alternative Securities Markets Group Corporation, and are considered a debt of the Company. The Company issues a "Debt Note" to the Alternative Securities Markets Group Corporation upon each expenditure, or at qualification of the Regulation A by the SEC. Each debt note shall have an annualized rate of interest of 12%, with no monthly interest payments due, and all debt notes have a maturity of twelve months from the date of issuance. The Alternative Securities Markets Group recovers these expenditures from the *"Cost of Offering"* of each Company's Public Offering, and debt notes are paid as the Company gains capitalization on the Alternative Securities Market. If after 365 days from the date of issue, if any debt notes have not been paid in full (repurchased by the Company) from the *"costs of offering proceeds"*, the entire debt note shall be voided and no further attempts to collect the funds will be made by the Alternative Securities Markets Group.

NOTE: Though the Company's on the Alternative Securities Market estimate a "Cost of Offering" of roughly 5% of offering amount, ABSOLUTELY NONE OF THESE FUNDS ABOVE THOSE POSTED ABOVE ARE PAID TO THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION OR ANY AFFILIATES OR SUBSIDIARIES OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION. It is estimated that Company legal fees, Company accounting expenses, Company Marketing and Advertising expenses 'could' potentially reach 5% of the gross offering amount. All of the costs and fees are at the discretion of the Company, and not the Alternative Securities Markets Group.

Alternative Securities Markets Group's Compensation:

- All companies pay a monthly "Public Reporting fee" to the Alternative Securities Markets Group per month. This monthly revolving fee is between $35 and $75 per month. This fee starts at the execution of the agreement and continues until the company is quoted on an OTC Market or a Regulated Stock Market, chooses to leave the Alternative Securities Market.
  - o This Monthly Fee is paid for the following services:
    - Public Reporting of the Company's Monthly, Quarterly, Annual and other periodic reports
    - Company Listing on the Alternative Securities Market
    - Ensuring the Company's "Back Office" page is current and correct
- The Alternative Securities Markets Group Corporation, or a Market Segment Subsidiary, receives a fully diluted equity potion in each Company listed on the Alternative Securities Market. In lieu of charging each company $15,000 to $50,000 for services to be rendered, it is the position of the Alternative Securities Markets Group that cash liquidity is essential to health of each company listed on the Alternative Securities Market, and has chosen to take an equity position in each company as opposed to burdening each of our early stage and growth stage companies with a heavy financial burden. The diluted equity position in each company ranges from 1% to 5% depending on many varying factors.
- Debt Investment interest made in each company during the registration process of the Regulation A is detailed earlier in this document.

What the Alternative Securities Market does and does not do:

DOES (for the Company):
- Prepares all Regulation A SEC submissions on SEC Form 1-A
- Prepares and Submits SEC Form ID for SEC Edgar Access and CIK Number

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- Assists Companies in all responses to comments received on Regulation A Submissions
- Lists the Company's general company and offering details on the appropriate Alternative Securities Market Tier and Market Segment
- Provides an online PDF copy of the current Regulation A submission along with a link to the Company's SEC Edgar page.
- Provides an online subscription agreement (username and password protected, and only made available to investors who have completed the Alternative Securities Markets Group Investor qualification questionnaire. NOTE: No member of the Alternative Securities Markets Group is able to accept any subscription agreements. ONLY the Investor and a member of the Company can sign and accept a subscription agreement).
- Provides all companies with a " Username and Password Protected Securities Compliance Back Office" that contains (but is not limited to):
    - o Copies of all State, Federal and International Securities Filings
        - SEC Filings
        - NASAA / State Filings
    - o Copies of all Subscription Agreements Completed
    - o Copies of Investment Wires or Checks (these are provided to ASMG by the Company)
    - o Excel Spreadsheet detailed current and past shareholder of the Company, number of units owned, amounts paid

DOES NOT (for the Company):

- No Member of the Alternative Securities Markets Group in any way promotes or solicits investments for Companies listed on the market.
- No Member of the Alternative Securities Markets Group distributes an Investment Prospectus for a company.
- No Member of the Alternative Securities Markets Group speaks to an investor about a particular company's securities or offerings. If ASMG is contacted by a Potential Investor or Investor wishing to speak about a particular offering or inquiring details about a company listed on the Alternative Securities Market, the Investors or Potential Investors are forwarded to a representative of the Company. The Alternative Securities Markets Group Corporation is an equitable interest owner in each company listed on the Alternative Securities Market (in exchange for the services detailed above), it, nor any of its members or affiliates, engage in any conversations about the Companies listed on the Alternative Securities Market or their securities. The only interaction the Alternative Securities Markets Group Corporation provides is online content about a company and their offerings, and a link to the Company's SEC Form 1-A (Regulation A) filings and subscription agreement.
- Does not act as an escrow company, and NEVER has any access to any investor funds for the Company. All investor funds are deposited directly into the Company's bank account (Investor to Company Direct).
- We do not Give any legal advice.
- We Do Not Advertise a Company or their Offerings! All marketing and advertisements paid for by the Alternative Securities Markets Group Corporation are ONLY for the promotion of the Alternative Securities Market and its services to investors. Any marketing or advertising done that promotes a company or their offerings is completed by the Company and paid by with their funds. The Alternative Securities Markets Group does provide "Preferred Media Partner Contacts" with members of print, digital, and broadcast media professionals with whom we have an existing relationship. The Alternative Securities Markets Group Corporation in no way is compensated for these referrals by the Company or by the Advertising Company.

DISCLAIMER IN ALL MARKETING PIECES TO COMPANIES SEEKING CAPITAL:

"The Alternative Securities Markets Group IN NO WAY accepts any form of cash commission or successful funding fees for the sale of any securities. No member of Alternative Securities Markets Group (or any subsidiaries) will in any way accept and fees related to the sale of any securities. No member of Alternative Securities Group (or any subsidiaries) will in any way market, advertise or solicit an investment from an investor for your Company. All Alternative Securities Markets Group's marketing and advertising efforts are made to attract private and institutional investors to the Alternative Securities Market. The Alternative Securities Market does issue press releases and alerts to "market participants" when a new company is listed, and about certain news related events about a Company through our News Wire Service, but we DO NOT in any way make any direct attempts to sell, or make an offer to sell any securities of the Company. All interactions with an investor regarding a Company's securities are between a "seller" (issuer or holder of a stock) and a "buyer". ALL INVESTORS FUNDS GO DIRECTLY TO THE SELL OF A SECURITY, NEVER TO THE ALTERNATIVE SECURITIES MARKETS GROUP!

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Thank you for taking the time to review this entire document describing the relationship between the Alternative Securities Market and the Company.

Thank you,

Steven J. Muehler

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
9107 Wilshire Blvd.
Beverly Hills, California 90210
Direct: (213) 407-4386
Email: Legal@ASMMarketsGroup.com
Web: http://www.AlternativeSecuritiesMarket.com

STATE OF CALIFORNIA

BUSINESS, TRANSPORTATION AND HOUSING AGENCY

DEPARTMENT OF CORPORATIONS

TO: **Steven J. Muehler**
LA Investment Capital, LLC — *Not operating*
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4139 Via Marina, Suite 1208
Marina Del Rey, California 90292

LA Investment Capital Alternative Investment Fund I, LLC — *Not operating*
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital BioFuels Fund I, LLC — *Not operating*
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90292

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Energy Fund I, LLC — *Not operating*
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Entertainment & Media Fund, LLC — *Not operating Does not Exist*
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Oil & Natural Gas Fund I, LLC — *Not operating*
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Real Estate Fund I, LLC — *Not operating*
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

///

///

DESIST AND REFRAIN ORDER

State of California - Department of Corporations

DESIST AND REFRAIN ORDER

(For violations of section 25110 of the Corporations Code)

The California Corporations Commissioner finds that:

1.   At all relevant times, LA Investment Capital, LLC ("LA Investment Capital"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4139 Via Marina, Suite 1208, Marina Del Rey, California. LA Investment Capital was a purported Los Angeles-based high-performance, commercial real estate, energy, biofuels, oil and natural gas investment banking firm. LA Investment Capital acted as the managing member of several private equity funds, named below.

2.   Steven J. Muehler ("Muehler") was the founder of LA Investment Capital.

3.   LA Investment Capital maintained a website at www.lainvestmentbanc.com.

4.   At all relevant times, LA Investment Capital Alternative Investment Fund I, LLC ("Alternative Investment Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Alternative Investment Fund was an investment fund formed for the purpose of operating as an early and growth stage worldwide mining and mineral rights investment. The Alternative Investment Fund was to act as a private equity provider to small and middle market worldwide mining and mineral rights companies throughout the United States. According to its offering materials, LA Investment Capital acted as Alternative Investment Fund's managing member.

5.   At all relevant times, LA Investment Capital BioFuels Fund I, LLC ("BioFuels Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. BioFuels Fund was an investment fund formed for the purpose of operating as an early and growth stage biofuels investment. The BioFuels Fund was to act as a private equity provider to small and middle market biofuels companies throughout the United States. According to its offering materials, LA Investment Capital acted as the BioFuels Fund's managing member.

6.   At all relevant times, LA Investment Capital Energy Fund I, LLC ("Energy Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly

1 Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Energy Fund

2 was an investment fund formed for the purpose of operating as an early and growth stage green

3 energy investment. The Energy Fund was to act as a private equity provider to small and middle

4 market green energy companies throughout the United States. According to its offering materials,

5 LA Investment Capital acted as the Energy Fund's managing member.

6   7.   At all relevant times, LA Investment Capital Entertainment & Media Fund, LLC

7 ("Entertainment & Media Fund"), a purported California limited liability company, conducted

8 business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Entertainment & Media Fund

9 was an investment fund formed for the purpose of operating as an early and growth stage

10 entertainment investment. The Entertainment & Media Fund was to act as a private equity provider

11 to small and middle market entertainment companies throughout Los Angeles. According to its

12 offering materials, LA Investment Capital acted as the Entertainment & Media Fund's managing

13 member.

14   8.   At all relevant times, LA Investment Capital Oil & Natural Gas Fund I, LLC ("Oil &

15 Natural Gas Fund"), a purported California limited liability company, conducted business at 9107

16 Wilshire Blvd., Unit 450, Beverly Hills, California. Oil & Natural Gas Fund was an investment fund

17 formed for the purpose of operating as an early and growth stage oil and natural gas investment. The

18 Oil & Natural Gas Fund was to act as a private equity provider to small and middle market oil and

19 natural gas companies throughout the United States. According to its offering materials, LA

20 Investment Capital acted as the Oil & Natural Gas Fund's managing member.

21   9.   At all relevant times, LA Investment Capital Real Estate Fund I, LLC ("Real Estate

22 Fund"), a purported Nevada limited liability company, conducted business at 9107 Wilshire Blvd.,

23 Unit 450, Beverly Hills, California. Real Estate Fund was an investment fund formed for the purpose

24 of operating as an early and growth stage real estate investment. The Real Estate Fund was to act as a

25 private equity provider to small and middle market real estate companies throughout the United

26 States. According to its offering materials, LA Investment Capital acted as the Real Estate Fund's

27 managing member.

28 ///

10.   Beginning in at least January 2010, Muehler and LA Investment Capital offered interests in limited liability companies and/or investment contracts to at least one California investor in the form of "membership units" in LA Investment Capital and the Alternative Investment Fund, BioFuels Fund, Energy Fund, Entertainment & Media Fund, Oil & Natural Gas Fund, and the Real Estate Fund.

11.   Muehler and LA Investment Capital solicited the investor by means of the Internet.

12.   These membership units were offered in this state in issuer transactions. The Department of Corporations has not issued a permit or other form of qualification authorizing any person to offer or sell these securities in this state.

Based upon the foregoing findings, the California Corporations Commissioner is of the opinion that these interests in limited liability companies, investment contracts and/or membership units are subject to qualification under the California Corporate Securities Law of 1968 and are being or have been offered without first being qualified. Pursuant to Section 25532 of the Corporate Securities Law of 1968, Steven J. Muehler; LA Investment Capital, LLC; LA Investment Capital Alternative Investment Fund I, LLC; LA Investment Capital BioFuels Fund I, LLC; LA Investment Capital Energy Fund I, LLC; LA Investment Capital Entertainment & Media Fund, LLC; LA Investment Capital Oil & Natural Gas Fund I, LLC; and LA Investment Capital Real Estate Fund I, LLC are hereby ordered to desist and refrain from the further offer or sale of securities, in the State of California, including but not limited to interests in limited liability companies, investment contracts, and/or membership units unless and until qualification has been made under said law or unless exempt.

///

///

///

This Order is necessary, in the public interest, for the protection of investors and consistent with the purposes, policies, and provisions of the Corporate Securities Law of 1968.

Dated: August 25, 2010
      Los Angeles, California

PRESTON DuFAUCHARD
California Corporations Commissioner

By _____
    ALAN S. WEINGER
    Deputy Commissioner
    Enforcement Division

FORM ADV (Paper Version)

- **UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION AND**
- **REPORT BY EXEMPT REPORTING ADVISERS**

PART 1A

WARNING: Complete this form truthfully. False statements or omissions may result in denial of your application, revocation of your registration, or criminal prosecution. You must keep this form updated by filing periodic amendments. See Form ADV General Instruction 4.

Check the box that indicates what you would like to do (check all that apply):

<u>SEC or State Registration</u>:
☐ Submit an initial application to register as an investment adviser with the SEC.
☑ Submit an initial application to register as an investment adviser with one or more states.
☐ Submit an *annual updating amendment* to your registration for your fiscal year ended _____.
☐ Submit an other-than-annual amendment to your registration.

<u>SEC or State Report by *Exempt Reporting Advisers*</u>:
☐ Submit an initial report to the SEC.
☐ Submit a report to one or more *state securities authorities*.
☐ Submit an *annual updating amendment* to your report for your fiscal year ended _____.
☐ Submit an other-than-annual amendment to your report.
☐ Submit a final report.

Item 1   Identifying Information

Responses to this Item tell us who you are, where you are doing business, and how we can contact you.

A. Your full legal name (if you are a sole proprietor, your last, first, and middle names):
Muehler, Steven Joseph
_____

B. Name under which you primarily conduct your advisory business, if different from Item 1.A.
Alternative Securities Markets Group Corporation
_____

List on Section 1.B. of Schedule D any additional names under which you conduct your advisory business.

C. If this filing is reporting a change in your legal name (Item 1.A.) or primary business name (Item 1.B.), enter the new name and specify whether the name change is of ☐ your legal name or ☐ your primary business name:
_____

D. (1) If you are registered with the SEC as an investment adviser, your SEC file number: 801-_____

(2) If you report to the SEC as an *exempt reporting adviser*, your SEC file number: 802-_____

E. If you have a number ("*CRD* Number") assigned by the *FINRA's CRD* system or by the IARD system, your *CRD* number: _____

If your firm does not have a CRD number, skip this Item 1.E. Do not provide the CRD number of one of your officers, employees, or affiliates.

F. *Principal Office and Place of Business*

   (1) Address (do not use a P.O. Box):

4050 Glencoe Avenue, Unit 210
_____
                    (number and street)

Marina Del Rey   California   90292
_____
        (city)   **(state/country)**   **(zip+4/postal code)**

If this address is a private residence, check this box: ☑

List on Section 1.F. of Schedule D any office, other than your principal office and place of business, at which you conduct investment advisory business. If you are applying for registration, or are registered, with one or more state securities authorities, you must list all of your offices in the state or states to which you are applying for registration or with whom you are registered. If you are applying for SEC registration, if you are registered only with the SEC, or if you are reporting to the SEC as an exempt reporting adviser, list the largest five offices in terms of numbers of employees.

   (2) Days of week that you normally conduct business at your *principal office and place of business*:

   ☑ Monday - Friday   ☐ Other: 8:30AM to 5:00 PM PST _____

   Normal business hours at this location: _____

   (3) Telephone number at this location: 213-407-4386 _____
                                        (area code)   **(telephone number)**
   (4) Facsimile number at this location: _____
                                        (area code)   **(facsimile number)**

G. Mailing address, if different from your *principal office and place of business* address:

4050 Glencoe Avenue, Unit 210
_____
                    (number and street)

Marina Del Rey   CA   90292
_____
        (city)   **(state/country)**   **(zip+4/postal code)**

If this address is a private residence, check this box: ☐

H. If you are a sole proprietor, state your full residence address, if different from your *principal office and place of business* address in Item 1.F.:

_____
                    (number and street)

_____
        (city)   **(state/country)**   **(zip+4/postal code)**

I.   Do you have one or more websites?   Yes ■   No ☐

If "yes," list all website addresses on Section 1.I. of Schedule D. If a website address serves as a portal through which to access other information you have published on the web, you may list the portal without listing addresses for all of the other information. Some advisers may need to list more than one portal address. Do not provide individual electronic mail (e-mail) addresses in response to this Item.

J.   Provide the name and contact information of your Chief Compliance Officer: If you are an *exempt reporting adviser*, you must provide the contact information for your Chief Compliance Officer, if you have one. If not, you must complete Item 1.K. below.

Mr. Steven Joseph Muehler

(name)

Chief Executive Officer

(other titles, if any)

213   407-4386

(area code) (telephone number)   (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210

(number and street)

Marina Del Rey   California   90292

(city)   (state/country)   (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com

(electronic mail (e-mail) address, if Chief Compliance Officer has one)

K.   Additional Regulatory Contact Person: If a person other than the Chief Compliance Officer is authorized to receive information and respond to questions about this Form ADV, you may provide that information here.

Mr. Steven Joseph Muehler

(name)

Chief Executive Officer

(titles)

213   407-4386

(area code) (telephone number)   (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210

(number and street)

Marina Del Rey   California   90292

(city)   (state/country)   (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com

(electronic mail (e-mail) address, if contact person has one)

L.   Do you maintain some or all of the books and records you are required to keep under Section 204 of the Advisers Act, or similar state law, somewhere other than your *principal office and place of business*?

Yes ☐   No ■

If "yes," complete Section 1.L. of Schedule D.

M. Are you registered with a *foreign financial regulatory authority*?   Yes ☐ No ■

Answer "no" if you are not registered with a foreign financial regulatory authority, even if you have an affiliate that is registered with a foreign financial regulatory authority. If "yes," complete Section 1.M. of Schedule D.

N. Are you a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934?

Yes ☐   No ■

If "yes," provide your CIK number (Central Index Key number that the SEC assigns to each public reporting company): _____

O. Did you have $1 billion or more in assets on the last day of your most recent fiscal year?

Yes ☐   No ■

P. Provide your *Legal Entity Identifier* if you have one: _____

A *legal entity identifier* is a unique number that companies use to identify each other in the financial marketplace. In the first half of 2011, the *legal entity identifier* standard was still in development. You may not have a *legal entity identifier*.

Item 2

SEC Registration

Responses to this Item help us (and you) determine whether you are eligible to register with the SEC. Complete this Item 2.A. only if you are applying for SEC registration or submitting an *annual updating amendment* to your SEC registration.

A. To register (or remain registered) with the SEC, you must check **at least one** of the Items 2.A.(1) through 2.A.(12), below. If you are submitting an *annual updating amendment* to your SEC registration and you are no longer eligible to register with the SEC, check Item 2.A.(13). Part 1A Instruction 2 provides information to help you determine whether you may affirmatively respond to each of these items.

You (the adviser):

☐ (1) are a **large advisory firm** that either:

    (a) has regulatory assets under management of $100 million (in U.S. dollars) or more, or

    (b) has regulatory assets under management of $90 million (in U.S. dollars) or more at the time of filing its most recent *annual updating amendment* and is registered with the SEC;

☐ (2) are a **mid-sized advisory firm** that has regulatory assets under management of $25 million (in U.S. dollars) or more but less than $100 million (in U.S. dollars) and you are either:

    (a) not required to be registered as an adviser with the *state securities authority* of the state where you maintain your *principal office and place of business*, or

    (b) not subject to examination by the *state securities authority* of the state where you maintain your *principal office and place of business*;

        *Click **HERE** for a list of states in which an investment adviser, if registered, would not be subject to examination by the state securities authority.*

☐ (3) have your *principal office and place of business* in **Wyoming** (which does not regulate advisers);

☐ (4) have your *principal office and place of business* **outside the United States**;

☐ (5) are **an investment adviser (or sub-adviser) to an investment company** registered under the Investment Company Act of 1940;

☐ (6) are **an investment adviser to a company which has elected to be a business development company** pursuant to section 54 of the Investment Company Act of 1940 and has not withdrawn the election, and you have at least $25 million of regulatory assets under management;

☐ (7) are a **pension consultant** with respect to assets of plans having an aggregate value of at least $200,000,000 that qualifies for the exemption in rule 203A-2(a);

☐ (8) are a **related adviser** under rule 203A-2(b) that *controls, is controlled* by, or is under common *control* with, an investment adviser that is registered with the SEC, and your *principal office and place of business* is the same as the registered adviser;

        If you check this box, complete Section 2.A.(8) of Schedule D.

▣ (9) are a **newly formed adviser** relying on rule 203A-2(c) because you expect to be eligible for SEC registration within 120 days;

        If you check this box, complete Section 2.A.(9) of Schedule D.

☐ (10) are a **multi-state adviser** that is required to register in 15 or more states and is relying on rule 203A-2(d);

        If you check this box, complete Section 2.A.(10) of Schedule D.

☐ (11) are an **Internet adviser** relying on rule 203A-2(e);

☐ (12) have **received an SEC order** exempting you from the prohibition against registration with the SEC;

        If you check this box, complete Section 2.A.(12) of Schedule D.

☐ (13) are **no longer eligible** to remain registered with the SEC.

SEC Reporting by *Exempt Reporting Advisers*

  B. Complete this Item 2.B. only if you are reporting to the SEC as an *exempt reporting adviser*. Check all that apply. You:

☐ (1) qualify for the exemption from registration as an adviser solely to one or more venture capital funds;

☐ (2) qualify for the exemption from registration because you act solely as an adviser to *private funds* and have assets under management in the United States of less than $150 million;

☐ (3) act solely as an adviser to *private funds* but you are no longer eligible to check box 2.B.(2) because you have assets under management in the United States of $150 million or more.

If you check box (2) or (3), complete Section 2.B. of Schedule D.

State Securities Authority Notice Filings and State Reporting by *Exempt Reporting Advisers*

C. Under state laws, SEC-registered advisers may be required to provide to *state securities authorities* a copy of the Form ADV and any amendments they file with the SEC. These are called *notice filings*. In addition, *exempt reporting advisers* may be required to provide *state securities authorities* with a copy of reports and any amendments they file with the SEC. If this is an initial application or report, check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to direct your *notice filings* or reports to additional state(s), check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to your registration to stop your *notice filings* or reports from going to state(s) that currently receive them, uncheck the box(es) next to those state(s).

☐ AL	☐ CT	☐ HI	☐ KY	☐ MN	☐ NH	☐ OH	☐ SC	☐ VI
☐ AK	☐ DE	☐ ID	☐ LA	☐ MS	☐ NJ	☐ OK	☐ SD	☐ VA
■ AZ	☐ DC	☐ IL	☐ ME	☐ MO	☐ NM	☐ OR	☐ TN	☐ WA
☐ AR	■ FL	☐ IN	☐ MD	☐ MT	■ NY	☐ PA	☐ TX	☐ WV
■ CA	☐ GA	☐ IA	☐ MA	☐ NE	☐ NC	☐ PR	☐ UT	☐ WI
☐ CO	☐ GU	☐ KS	☐ MI	■ NV	☐ ND	☐ RI	☐ VT	

If you are amending your registration to stop your notice filings or reports from going to a state that currently receives them and you do not want to pay that state's notice filing or report filing fee for the coming year, your amendment must be filed before the end of the year (December 31).

Item 3 Form of Organization

A. How are you organized?

■ Corporation ☐ Sole Proprietorship ☐ Limited Liability Partnership (LLP)
☐ Partnership ☐ Limited Liability Company (LLC) ☐ Limited Partnership (LP)
☐ Other (specify):_____

If you are changing your response to this Item, see Part 1A Instruction 4.

B. In what month does your fiscal year end each year? December_____

C. Under the laws of what state or country are you organized? California_____

If you are a partnership, provide the name of the state or country under whose laws your partnership was formed. If you are a sole proprietor, provide the name of the state or country where you reside.

If you are changing your response to this Item, see Part 1A Instruction 4.

Item 4 Successions

A. Are you, at the time of this filing, succeeding to the business of a registered investment adviser?

☐ Yes   ■ No

If "yes," complete Item 4.B. and Section 4 of Schedule D.

B. Date of Succession: _____
(mm/dd/yyyy)

If you have already reported this succession on a previous Form ADV filing, do not report the succession again. Instead, check "No." See Part 1A Instruction 4.

Item 5 Information About Your Advisory Business

Responses to this Item help us understand your business, assist us in preparing for on-site examinations, and provide us with data we use when making regulatory policy. Part 1A Instruction 5.a. provides additional guidance to newly formed advisers for completing this Item 5.

Employees

If you are organized as a sole proprietorship, include yourself as an employee in your responses to Item 5.A and Items 5.B.(1), (2), (3), (4), and (5). If an employee performs more than one function, you should count that employee in each of your responses to Items 5.B.(1), (2), (3), (4) and (5).

A. Approximately how many *employees* do you have? Include full- and part-time *employees* but do not include any clerical workers.

1 _____

B.

(1) Approximately how many of the *employees* reported in 5.A. perform investment advisory functions (including research)?

1 _____

(2) Approximately how many of the *employees* reported in 5.A. are registered representatives of a broker-dealer?

0 _____

(3) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives*?

1 _____

(4) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives* for an investment adviser other than you?

0 _____

(5) Approximately how many of the *employees* reported in 5.A. are licensed agents of an insurance company or agency?

0 _____

(6) Approximately how many firms or other *persons* solicit advisory *clients* on your behalf?

<u>0</u>

In your response to Item 5.B.(6), do not count any of your employees and count a firm only once – do not count each of the firm's employees that solicit on your behalf.

Clients

In your responses to Items 5.C. and 5.D. do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

C. (1) To approximately how many *clients* did you provide investment advisory services during your most recently completed fiscal year?

■0   □1-10   □11-25   □26-100

If more than 100, how many? _____ (round to the nearest 100)

(2) Approximately what percentage of your *clients* are non-*United States persons*? <u>0</u> %

D. *For purposes of this Item 5.D., the category "individuals" includes trusts, estates, and 401(k) plans and IRAs of individuals and their family members, but does not include businesses organized as sole proprietorships.*
The category "business development companies" consists of companies that have made an election pursuant to section 54 of the Investment Company Act of 1940. Unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, check "None" in response to Item 5.D.(1)(d) and do not check any of the boxes in response to Item 5.D.(2)(d).

(1) What types of *clients* do you have? Indicate the approximate percentage that each type of *client* comprises of your total number of *clients*. If a *client* fits into more than one category, check all that apply.

	None	Up to 10%	11-25%	26-50%	51-75%	76-99%	100%
(a) Individuals (other than *high net worth individuals*)	[x]	☐	☐	☐	☐	☐	☐
(b) *High net worth individuals*	[x]	☐	☐	☐	☐	☐	☐
(c) Banking or thrift institutions	[x]	☐	☐	☐	☐	☐	☐
(d) Investment companies	[x]	☐	☐	☐	☐	☐	☐
(e) Business development companies	[x]	☐	☐	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	[x]	☐	☐	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	[x]	☐	☐	☐	☐	☐	☐
(h) Charitable organizations	[x]	☐	☐	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	[x]	☐	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	[x]	☐	☐	☐	☐	☐	☐
(k) Other investment advisers	[x]	☐	☐	☐	☐	☐	☐
(l) Insurance companies	[x]	☐	☐	☐	☐	☐	☐

(m) Other: _____ ☒ ☐ ☐ ☐ ☐ ☐ ☐

(2) Indicate the approximate amount of your regulatory assets under management (reported in Item 5.F. below) attributable to each of the following type of *client*. If a *client* fits into more than one category, check all that apply.

	None	Up to 25%	Up to 50%	Up to 75%	>75%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐
(m) Other: _____	☒	☐	☐	☐	☐

Compensation Arrangements

E. You are compensated for your investment advisory services by (check all that apply):

- ☒ (1) A percentage of assets under your management
- ☐ (2) Hourly charges
- ☐ (3) Subscription fees (for a newsletter or periodical)
- ☒ (4) Fixed fees (other than subscription fees)
- ☐ (5) Commissions
- ☐ (6) *Performance-based fees*
- ☐ (7) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers _____

Regulatory Assets Under Management

F. (1) Do you provide continuous and regular supervisory or management services to securities portfolios?   ☐ Yes   ☒ No

(2) If yes, what is the amount of your regulatory assets under management and total number of accounts?

	U.S. Dollar Amount	Total Number of Accounts
Discretionary:	(a) $_____.00	(d) _____

Non-Discretionary: (b) $_____.00   (e) _____

Total: (c) $_____.00   (f) _____

Part 1A Instruction 5.b. explains how to calculate your regulatory assets under management. You must follow these instructions carefully when completing this Item.

<u>Advisory Activities</u>

G. What type(s) of advisory services do you provide? Check all that apply.

- ■ (1) Financial planning services
- ■ (2) Portfolio management for individuals and/or small businesses
- ▣ (3) Portfolio management for investment companies (as well as "business development companies" that have made an election pursuant to section 54 of the Investment Company Act of 1940)
- ■ (4) Portfolio management for pooled investment vehicles (other than investment companies)
- ▣ (5) Portfolio management for businesses (other than small businesses) or institutional *clients* (other than registered investment companies and other pooled investment vehicles)
- ☐ (6) Pension consulting services
- ☐ (7) Selection of other advisers (including *private fund* managers)
- ■ (8) Publication of periodicals or newsletters
- ☐ (9) Security ratings or pricing services
- ☐ (10) Market timing services
- ■ (11) Educational seminars/workshops
- ☐ (12) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers _____

Do not check Item 5.G.(3) unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, including as a subadviser. If you check Item 5.G.(3), report the 811 or 814 number of the investment company or investment companies to which you provide advice in Section 5.G. of Schedule D.

H. If you provide financial planning services, to how many *clients* did you provide these services during your last fiscal year?

▣ 0 ☐ 1-10 ☐ 11-25 ☐ 26-50 ☐ 51-100 ☐ 101-250 ☐ 251 – 500
☐ More than 500 If more than 500, how many? _____ (round to the nearest 500)

In your responses to this Item 5.H., do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

I. If you participate in a *wrap fee program*, do you (check all that apply):

- ☐ (1) *sponsor* the *wrap fee program*?
- ☐ (2) act as a portfolio manager for the *wrap fee program*?

If you are a portfolio manager for a wrap fee program, list the names of the programs and their sponsors in Section 5.I.(2) of Schedule D.

If your involvement in a wrap fee program is limited to recommending wrap fee programs to your clients, or you advise a mutual fund that is offered through a wrap fee program, do not check either Item 5.I.(1) or 5.I(2).

J. In response to Item 4.B. of Part 2A of Form ADV, do you indicate that you provide investment advice only with respect to limited types of investments? ☐ Yes ☐ No

Item 6   Other Business Activities

In this Item, we request information about your firm's other business activities.

A. You are actively engaged in business as a (check all that apply):

☐ (1) broker-dealer (registered or unregistered)
☐ (2) registered representative of a broker-dealer
☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
☐ (4) futures commission merchant
☐ (5) real estate broker, dealer, or agent
☐ (6) insurance broker or agent
☐ (7) bank (including a separately identifiable department or division of a bank)
☐ (8) trust company
☐ (9) registered municipal advisor
☐ (10) registered security-based swap dealer
☐ (11) major security-based swap participant
☐ (12) accountant or accounting firm
☐ (13) lawyer or law firm
☐ (14) other financial product salesperson (specify): _____

If you engage in other business using a name that is different from the names reported in Items 1.A. or 1.B, complete Section 6.A. of Schedule D.

B. (1) Are you actively engaged in any other business not listed in Item 6.A. (other than giving investment advice)? ■ Yes ■ No

    (2) If yes, is this other business your primary business? ■ Yes ☐ No

        If "yes," describe this other business on Section 6.B.(2) of Schedule D, and if you engage in this business under a different name, provide that name.

    (3) Do you sell products or provide services other than investment advice to your advisory *clients*? ☐ Yes ■ No

        If "yes," describe this other business on Section 6.B.(3) of Schedule D, and if you engage in this business under a different name, provide that name.

Item 7   Financial Industry Affiliations and *Private Fund* Reporting

In this Item, we request information about your financial industry affiliations and activities. This information identifies areas in which conflicts of interest may occur between you and your *clients*.

A. This part of Item 7 requires you to provide information about you and your *related persons*, including foreign affiliates. Your *related persons* are all of your *advisory affiliates* and any *person* that is under common *control* with you.

You have a *related person* that is a (check all that apply):

☐ (1) broker-dealer, municipal securities dealer, or government securities broker or dealer (registered

or unregistered)
- ☐ (2) other investment adviser (including financial planners)
- ☐ (3) registered municipal advisor
- ☐ (4) registered security-based swap dealer
- ☐ (5) major security-based swap participant
- ☐ (6) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (7) futures commission merchant
- ☐ (8) banking or thrift institution
- ☐ (9) trust company
- ☐ (10) accountant or accounting firm
- ☐ (11) lawyer or law firm
- ☐ (12) insurance company or agency
- ☐ (13) pension consultant
- ☐ (14) real estate broker or dealer
- ☐ (15) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
- ☐ (16) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

For each related person, including foreign affiliates that may not be registered or required to be registered in the United States, complete Section 7.A. of Schedule D.

You do not need to complete Section 7.A. of Schedule D for any related person if: (1) you have no business dealings with the related person in connection with advisory services you provide to your clients; (2) you do not conduct shared operations with the related person; (3) you do not refer clients or business to the related person, and the related person does not refer prospective clients or business to you; (4) you do not share supervised persons or premises with the related person; and (5) you have no reason to believe that your relationship with the related person otherwise creates a conflict of interest with your clients.

You must complete Section 7.A. of Schedule D for each related person acting as qualified custodian in connection with advisory services you provide to your clients (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)), regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

B. Are you an adviser to any *private fund*? ☒ Yes ☐ No

If "yes," then for each private fund that you advise, you must complete a Section 7.B.(1) of Schedule D, except in certain circumstances described in the next sentence and in Instruction 6 of the Instructions to Part 1A. If another adviser reports this information with respect to any such private fund in Section 7.B.(1) of Schedule D of its Form ADV (e.g., if you are a subadviser), do not complete Section 7.B.(1) of Schedule D with respect to that private fund. You must, instead, complete Section 7.B.(2) of Schedule D.

In either case, if you seek to preserve the anonymity of a private fund client by maintaining its identity in your books and records in numerical or alphabetical code, or similar designation, pursuant to rule 204-2(d), you may identify the private fund in Section 7.B.(1) or 7.B.(2) of Schedule D using the same code or designation in place of the fund's name.

Item 8   Participation or Interest in *Client* Transactions

In this Item, we request information about your participation and interest in your *clients'* transactions. This information identifies additional areas in which conflicts of interest may occur between you and your *clients*.

Like Item 7, Item 8 requires you to provide information about you and your *related persons*, including foreign affiliates.

Proprietary Interest in *Client* Transactions

A. Do you or any *related person*:

                                                Yes   **No**

(1) buy securities for yourself from advisory *clients*, or sell securities you own to advisory *clients* (principal transactions)? ☐ ☒

(2) buy or sell for yourself securities (other than shares of mutual funds) that you also recommend to advisory *clients*? ☐ ☒

(3) recommend securities (or other investment products) to advisory *clients* in which you or any *related person* has some other proprietary (ownership) interest (other than those mentioned in Items 8.A.(1) or (2))? ☒ ☐

Sales Interest in *Client* Transactions

B. Do you or any *related person*:   **Yes**   **No**

(1) as a broker-dealer or registered representative of a broker-dealer, execute securities trades for brokerage customers in which advisory *client* securities are sold to or bought from the brokerage customer (agency cross transactions)? ☐ ☒

(2) recommend purchase of securities to advisory *clients* for which you or any *related person* serves as underwriter, general or managing partner, or purchaser representative? ☒ ☐

(3) recommend purchase or sale of securities to advisory *clients* for which you or any *related person* has any other sales interest (other than the receipt of sales commissions as a broker or registered representative of a broker-dealer)? ☐ ☒

Investment or Brokerage Discretion

C. Do you or any *related person* have *discretionary authority* to determine the: **Yes**   **No**

(1) securities to be bought or sold for a *client's* account? ☐ ☒

(2) amount of securities to be bought or sold for a *client's* account? ☐ ☒

(3) broker or dealer to be used for a purchase or sale of securities for a *client's* account? ☐ ☒

(4) commission rates to be paid to a broker or dealer for a *client's* securities transactions? ☐ ☒

                                                Yes   **No**

D. If you answer "yes" to C.(3) above, are any of the brokers or dealers *related persons*? ☐ ☐

E. Do you or any *related person* recommend brokers or dealers to *clients*? ☒ ☐

F. If you answer "yes" to E above, are any of the brokers or dealers *related persons*? ☐ ☒

G. (1) Do you or any *related person* receive research or other products or services other than execution from a broker-dealer or a third party ("soft dollar benefits") in connection with *client* securities transactions? ☐ ☒

(2) If "yes" to G.(1) above, are all the "soft dollar benefits" you or any *related persons* receive eligible "research or brokerage services" under section 28(e) of the Securities Exchange Act of 1934? ☐ ☐

H. Do you or any *related person*, directly or indirectly, compensate any *person* for *client* referrals? ☒ ☐

I. Do you or any *related person*, directly or indirectly, receive compensation from any *person* for *client* referrals? ☐ ☒

In responding to Items 8.H and 8.I., consider all cash and non-cash compensation that you or a related person gave to (in answering Item 8.H) or received from (in answering Item 8.I) any person in exchange for client referrals, including any bonus that is based, at least in part, on the number or amount of client referrals.

Item 9   Custody

In this Item, we ask you whether you or a *related person* has *custody* of *client* (other than *clients* that are investment companies registered under the Investment Company Act of 1940) assets and about your custodial practices.

A. (1) Do you have *custody* of any advisory *clients*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

If you are registering or registered with the SEC, answer "No" to Item 9.A.(1)(a) and (b) if you have custody solely because (i) you deduct your advisory fees directly from your clients' accounts, or (ii) a related person has custody of client assets in connection with advisory services you provide to clients, but you have overcome the presumption that you are not operationally independent (pursuant to Advisers Act rule 206(4)-(2)(d)(5)) from the related person.

(2) If you checked "yes" to Item 9.A.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which you have *custody*:

U.S. Dollar Amount   Total Number of *Clients*

(a) $_____   (b) _____

If you are registering or registered with the SEC and you have custody solely because you deduct your advisory fees directly from your clients' accounts, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). If your related person has custody of client assets in connection with advisory services you provide to clients, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). Instead, include that information in your response to Item 9.B.(2).

B. (1) In connection with advisory services you provide to *clients*, do any of your *related persons* have *custody* of any of your advisory *clients'*:

<table>
<tr><td></td><td>Yes</td><td>No</td></tr>
<tr><td>(a) cash or bank accounts?</td><td>☐</td><td>☒</td></tr>
<tr><td>(b) securities?</td><td>☐</td><td>☒</td></tr>
</table>

You are required to answer this item regardless of how you answered Item 9.A.(1)(a) or (b).

(2) If you checked "yes" to Item 9.B.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which your *related persons* have *custody*:

U.S. Dollar Amount   Total Number of *Clients*

(a) $_____   (b) _____

C. If you or your *related persons* have *custody* of *client* funds or securities in connection with advisory services you provide to *clients*, check all the following that apply:

☐ (1) A qualified custodian(s) sends account statements at least quarterly to the investors in the pooled investment vehicle(s) you manage.

☐ (2) An *independent public accountant* audits annually the pooled investment vehicle(s) that you manage and the audited financial statements are distributed to the investors in the pools.

☐ (3) An *independent public accountant* conducts an annual surprise examination of *client* funds and securities.

☐ (4) An *independent public accountant* prepares an internal control report with respect to custodial services when you or your *related persons* are qualified custodians for *client* funds and securities.

If you checked Item 9.C.(2), C.(3) or C.(4), list in Section 9.C. of Schedule D the accountants that are engaged to perform the audit or examination or prepare an internal control report. (If you checked Item 9.C.(2), you do not have to list auditor information in Section 9.C. of Schedule D if you already provided this information with respect to the private funds you advise in Section 7.B.(1) of Schedule D).

D. Do you or your *related person(s)* act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*?

<table>
<tr><td></td><td>Yes</td><td>No</td></tr>
<tr><td>(1) you act as a qualified custodian</td><td>☐</td><td>☒</td></tr>
<tr><td>(2) your <i>related person(s)</i> act as qualified custodian(s)</td><td>☐</td><td>☒</td></tr>
</table>

If you checked "yes" to Item 9.D.(2), all related persons that act as qualified custodians (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)) must be identified in Section 7.A. of Schedule D, regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

E. If you are filing your *annual updating amendment* and you were subject to a surprise examination by an *independent public accountant* during your last fiscal year, provide the date (MM/YYYY) the examination commenced: _____

F. If you or your *related persons* have *custody* of *client* funds or securities, how many *persons*, including, but not limited to, you and your *related persons*, act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*? _____

Item 10   Control Persons

In this Item, we ask you to identify every *person* that, directly or indirectly, *controls* you.

If you are submitting an initial application or report, you must complete Schedule A and Schedule B. Schedule A asks for information about your direct owners and executive officers. Schedule B asks for information about your indirect owners. If this is an amendment and you are updating information you reported on either Schedule A or Schedule B (or both) that you filed with your initial application or report, you must complete Schedule C.

A. Does any *person* not named in Item 1.A. or Schedules A, B, or C, directly or indirectly, *control* your management or policies?   ☐ Yes   ☒ No

   If yes, complete Section 10.A. of Schedule D.

B. If any *person* named in Schedules A, B, or C or in Section 10.A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934, please complete Section 10.B. of Schedule D.

Item 11   Disclosure Information

In this Item, we ask for information about your disciplinary history and the disciplinary history of all your *advisory affiliates*. We use this information to determine whether to grant your application for registration, to decide whether to revoke your registration or to place limitations on your activities as an investment adviser, and to identify potential problem areas to focus on during our on-site examinations. One event may result in "yes" answers to more than one of the questions below.

Your *advisory affiliates* are: (1) all of your current *employees* (other than *employees* performing only clerical, administrative, support or similar functions); (2) all of your officers, partners, or directors (or any *person* performing similar functions); and (3) all *persons* directly or indirectly *controlling* you or *controlled* by you. If you are a "separately identifiable department or division" (SID) of a bank, see the Glossary of Terms to determine who your *advisory affiliates* are.

If you are registered or registering with the SEC or if you are an exempt reporting adviser, you may limit your disclosure of any event listed in Item 11 to ten years following the date of the event. If you are registered or registering with a state, you must respond to the questions as posed; you may, therefore, limit your disclosure to ten years following the date of an event only in responding to Items 11.A.(1), 11.A.(2), 11.B.(1), 11.B.(2), 11.D.(4), and 11.H(1)(a). For purposes of calculating this ten-year period, the date of an event is the date the final order, judgment, or decree was entered, or the date any rights of appeal from preliminary orders, judgments, or decrees lapsed.

You must complete the appropriate Disclosure Reporting Page ("DRP") for "yes" answers to the questions in this Item 11.

	Yes	No
Do any of the events below involve you or any of your *supervised persons*?	☒	☐

For "yes" answers to the following questions, complete a Criminal Action DRP:

A. In the past ten years, have you or any *advisory affiliate*:

      (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*? ☐ Yes ☒ No

      (2) been *charged* with any *felony*? ☐ Yes ☒ No

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.A.(2) to charges that are currently pending.

B. In the past ten years, have you or any *advisory affiliate*:

      (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to a *misdemeanor* involving: investments or an *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses? ☐ Yes ☒ No

      (2) been *charged* with a *misdemeanor* listed in Item 11.B.(1)? ☐ Yes ☒ No

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.B.(2) to charges that are currently pending.

For "yes" answers to the following questions, complete a Regulatory Action DRP:

C. Has the SEC or the Commodity Futures Trading Commission (CFTC) ever:

      (1) *found* you or any *advisory affiliate* to have made a false statement or omission? ☐ Yes ☒ No

      (2) *found* you or any *advisory affiliate* to have been *involved* in a violation of SEC or CFTC regulations or statutes? ☐ Yes ☒ No

      (3) *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted? ☐ Yes ☒ No

      (4) entered an *order* against you or any *advisory affiliate* in connection with *investment-related* activity? ☐ Yes ☒ No

      (5) imposed a civil money penalty on you or any *advisory affiliate*, or *ordered* you or any *advisory affiliate* to cease and desist from any activity? ☐ Yes ☒ No

D. Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority*:

      (1) ever *found* you or any *advisory affiliate* to have made a false statement or omission, or been dishonest, unfair, or unethical? ☐ Yes ☒ No

      (2) ever *found* you or any *advisory affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes? ☒ Yes ☐ No

FORM ADV
Part 1A
Page 18 of 19

Your Name Muehler, Steven Joseph

Date _____

CRD Number _____

SEC 801- or 802 Number _____

	Yes	No

(3) ever *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted? ☐ ☒

(4) in the past ten years, entered an *order* against you or any *advisory affiliate* in connection with an *investment-related* activity? ☐ ☒

(5) ever denied, suspended, or revoked your or any *advisory affiliate's* registration or license, or otherwise prevented you or any *advisory affiliate*, by *order*, from associating with an *investment-related* business or restricted your or any *advisory affiliate's* activity? ☐ ☒

E. Has any *self-regulatory organization* or commodities exchange ever:

(1) *found* you or any *advisory affiliate* to have made a false statement or omission? ☐ ☒

(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the SEC)? ☐ ☒

(3) *found* you or any *advisory affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted? ☐ ☒

(4) disciplined you or any *advisory affiliate* by expelling or suspending you or the *advisory affiliate* from membership, barring or suspending you or the *advisory affiliate* from association with other members, or otherwise restricting your or the *advisory affiliate's* activities? ☐ ☒

F. Has an authorization to act as an attorney, accountant, or federal contractor granted to you or any *advisory affiliate* ever been revoked or suspended? ☐ ☒

G. Are you or any *advisory affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of Item 11.C., 11.D., or 11.E.? ☐ ☒

<u>For "yes" answers to the following questions, complete a Civil Judicial Action DRP</u>:

	Yes	No

H. (1) Has any domestic or foreign court:

(a) in the past ten years, *enjoined* you or any *advisory affiliate* in connection with any *investment-related* activity? ☐ ☒

(b) ever *found* that you or any *advisory affiliate* were *involved* in a violation of *investment-related* statutes or regulations? ☐ ☒

(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you or any *advisory affiliate* by a state or *foreign financial regulatory authority*? ☐ ☒

(2) Are you or any *advisory affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of Item 11.H(1)? ☐ ☒

Item 12 Small Businesses

The SEC is required by the Regulatory Flexibility Act to consider the effect of its regulations on small entities. In order to do this, we need to determine whether you meet the definition of "small business" or "small organization" under rule 0-7.

Answer this Item 12 only if you are registered or registering with the SEC <u>and</u> you indicated in response to Item 5.F.(2)(c) that you have regulatory assets under management of less than $25 million. You are not required to answer this Item 12 if you are filing for initial registration as a state adviser, amending a current state registration, or switching from SEC to state registration.

For purposes of this Item 12 only:

- Total Assets refers to the total assets of a firm, rather than the assets managed on behalf of *clients*. In determining your or another *person's* total assets, you may use the total assets shown on a current balance sheet (but use total assets reported on a consolidated balance sheet with subsidiaries included, if that amount is larger).

- *Control* means the power to direct or cause the direction of the management or policies of a *person*, whether through ownership of securities, by contract, or otherwise. Any *person* that directly or indirectly has the right to vote 25 percent or more of the voting securities, or is entitled to 25 percent or more of the profits, of another *person* is presumed to *control* the other *person*.

<table>
<tr><td></td><td><u>Yes</u></td><td><u>No</u></td></tr>
<tr><td>A. Did you have total assets of $5 million or more on the last day of your most recent fiscal year?</td><td>☐</td><td>☒</td></tr>
</table>

If "yes," you do not need to answer Items 12.B. and 12.C.

B. Do you:

    (1) *control* another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) $25 million or more on the last day of its most recent fiscal year? ☐ ☒

    (2) *control* another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year? ☐ ☒

C. Are you:

    (1) *controlled* by or under common *control* with another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) of $25 million or more on the last day of its most recent fiscal year? ☐ ☒

    (2) *controlled* by or under common *control* with another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year? ☐ ☒

FORM ADV	Your Name Muehler, Steven Joseph	SEC File No._____
Schedule A	Date_____	CRD No._____

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application or report. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer (Chief Compliance Officer is required if you are registered or applying for registration and cannot be more than one individual), director and any other individuals with similar status or functions;

   (b) if you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if you are organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

   (d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

   (e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ☐ Yes ■ No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are:
   - NA - less than 5%
   - A - 5% but less than 10%
   - B - 10% but less than 25%
   - C - 25% but less than 50%
   - D - 50% but less than 75%
   - E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.
Muehler, Steven Joseph	DE	CEO	10	2014	E	Yes		501-90-5571 08/11/1975

Indirect Owners

1. Complete Schedule B only if you are submitting an initial application or report. Schedule B asks for information about your indirect owners; you must first complete Schedule A, which asks for information about your direct owners. Use Schedule C to amend this information.

2. Indirect Owners. With respect to each owner listed on Schedule A (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (b) in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital;

   (c) in the case of an owner that is a trust, the trust and each trustee; and

   (d) in the case of an owner that is a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Exchange Act) is reached, no further ownership information need be given.

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner is an individual.

5. Complete the Status column by entering the owner's status as partner, trustee, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other (general partner, trustee, or elected manager)

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired MM YYYY	Ownership Code	Control Person PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

<table>
<tr><td>FORM ADV
Schedule C</td><td>Your Name_____
Date_____</td><td>SEC File No._____
CRD No._____</td></tr>
</table>

Amendments to Schedules A and B

1. Use Schedule C only to amend information requested on either Schedule A or Schedule B. Refer to Schedule A and Schedule B for specific instructions for completing this Schedule C. Complete each column.

2. In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:

NA - less than 5%	C - 25% but less than 50%	G - Other (general partner, trustee, or
A - 5% but less than 10%	D - 50% but less than 75%	elected member)
B - 10% but less than 25%	E - 75% or more	

4. List below all changes to Schedule A (Direct Owners and Executive Officers):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

5. List below all changes to Schedule B (Indirect Owners):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ▣ INITIAL or ☐ AMENDED Schedule D

SECTION 1.B.   Other Business Names

List your other business names and the jurisdictions in which you use them. You must complete a separate Schedule D Section 1.B. for each business name.

Check only one box: ▣ Add   ☐ Delete   ☐ Amend

Name _____   Jurisdictions _____

SECTION 1.F.   Other Offices

Complete the following information for each office, other than your *principal office and place of business*, at which you conduct investment advisory business. You must complete a separate Schedule D Section 1.F. for each location. If you are applying for SEC registration, if you are registered only with the SEC, or if you are an *exempt reporting adviser*, list only the largest five offices (in terms of numbers of *employees*).

Check only one box: ▣ Add   ☐ Delete

4050 Glencoe Avenue, Unit 210
_____
(number and street)

Marina Del Rey, California 90210
_____
(city)   (state/country)   (zip+4/postal code)

If this address is a private residence, check this box: ▣

213   407-4386   213 _____
(area code)   (telephone number)   (area code)   (facsimile number)

SECTION 1.I. Website Addresses

List your website addresses. You must complete a separate Schedule D Section 1.I. for each website address.

Check only one box: ▣ Add   ☐ Delete

Website Address: www.AlternativeSecuritiesMarket.com / www.AlternativeSecuritiesMarketsGroup.com / www.SteveMuehler.com

SECTION 1.L.   Location of Books and Records

Complete the following information for each location at which you keep your books and records, other than your *principal office and place of business*. You must complete a separate Schedule D Section 1.L. for each location.

Check only one box: ▣ Add   ☐ Delete   ☐ Amend

Name of entity where books and records are kept: Alternative Securities Markets Grou Corporation
4050 Glencoe Avenue, Unit 210
_____
(number and street)

Marina Del Rey, California 90210
_____
(city)   (state/country)   (zip+4/postal code)
If this address is a private residence, check this box: ☐
213   407-4386   _____
(area code)   (telephone number)   (area code)   (facsimile number)

This is (check one):   ▣ one of your branch offices or affiliates.
                            ☐ a third-party unaffiliated recordkeeper.
                            ☐ other.
Briefly describe the books and records kept at this location. _____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.M.   Registration with *Foreign Financial Regulatory Authorities*

List the name and country, in English, of each *foreign financial regulatory authority* with which you are registered. You must complete a separate Schedule D Section 1.M. for each *foreign financial regulatory authority* with whom you are registered.

Check only one box: ☒ Add   ☐ Delete

Name of *Foreign Financial Regulatory Authority* _____
Name of Country _____

SECTION 2.A.(8) Related Adviser

If you are relying on the exemption in rule 203A-2(b) from the prohibition on registration because you *control*, are *controlled* by, or are under common *control* with an investment adviser that is registered with the SEC and your *principal office and place of business* is the same as that of the registered adviser, provide the following information:

Name of Registered Investment Adviser _____
CRD Number of Registered Investment Adviser _____
SEC Number of Registered Investment Adviser 801-_____

SECTION 2.A.(9) Newly Formed Adviser

If you are relying on rule 203A-2(c), the newly formed adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations. You must make both of these representations:

      ☒   I am not registered or required to be registered with the SEC or a *state securities authority* and I have a reasonable expectation that I will be eligible to register with the SEC within 120 days after the date my registration with the SEC becomes effective.

      ☐   I undertake to withdraw from SEC registration if, on the 120th day after my registration with the SEC becomes effective, I would be prohibited by Section 203A(a) of the Advisers Act from registering with the SEC.

SECTION 2.A.(10) Multi-State Adviser

If you are relying on rule 203A-2(d), the multi-state adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations.

If you are applying for registration as an investment adviser with the SEC, you must make both of these representations:

      ☐   I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of 15 or more states to register as an investment adviser with the *state securities authorities* in those states.

      ☐   I undertake to withdraw from SEC registration if I file an amendment to this registration indicating that I would be required by the laws of fewer than 15 states to register as an investment adviser with the *state securities authorities* of those states.

If you are submitting your *annual updating amendment*, you must make this representation:

      ☐   Within 90 days prior to the date of filing this amendment, I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of at least 15 states to register as an investment adviser with the *state securities authorities* in those states.

FORM ADV
Schedule D
Page 3 of 13

Your Name Muehler, Steven Joseph
Date_____

CRD Number_____
SEC 801- or 802 Number_____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

SECTION 2.A.(12) SEC Exemptive *Order*

If you are relying upon an SEC *order* exempting you from the prohibition on registration, provide the following information:

Application Number: 803-_____   Date of *order*: _____
                                                                           (mm/dd/yyyy)

SECTION 2.B. *Private Fund* Assets

If you check Item 2.B.(2) or (3), what is the amount of the *private fund* assets that you manage? 0.00_____.

NOTE: "*Private fund* assets" has the same meaning here as it has under rule 203(m)-1. If you are an investment adviser with its *principal office and place of business* outside of the United States only include *private fund* assets that you manage at a place of business in the United States.

SECTION 4   Successions

Complete the following information if you are succeeding to the business of a currently registered investment adviser. If you acquired more than one firm in the succession you are reporting on this Form ADV, you must complete a separate Schedule D Section 4 for each acquired firm. See Part 1A Instruction 4.

Name of Acquired Firm _____

Acquired Firm's SEC File No. (if any) 801-_____   Acquired Firm's *CRD* Number (if any) _____

SECTION 5.G.(3) Advisers to Registered Investment Companies and Business Development Companies

If you check Item 5.G (3), what is the SEC file number (811 or 814 number) of each of the registered investment companies and business development companies to which you act as an adviser pursuant to an advisory contract? You must complete a separate Schedule D Section 5.G.(3) for each registered investment company and business development company to which you act as an adviser.

Check only one box: ■ Add   ☐ Delete

SEC File Number 811- or 814-_____

SECTION 5.I.(2)   *Wrap Fee Programs*

If you are a portfolio manager for one or more *wrap fee programs*, list the name of each program and its *sponsor*. You must complete a separate Schedule D Section 5.I.(2) for each *wrap fee program* for which you are a portfolio manager.

Check only one box: ■ Add   ☐ Delete   ☐ Amend

Name of *Wrap Fee Program* _____

Name of *Sponsor* _____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

SECTION 6.A.   Names of Your Other Businesses

If you are actively engaged in other business using a different name, provide that name and the other line(s) of business.

☐ Add   ☐ Delete   ☐ Amend

Other Business Name: _____

Other line(s) of business in which you engage using this name: (check all that apply)

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): _____

SECTION 6.B.(2) Description of Primary Business

Describe your primary business (not your investment advisory business):
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 6.B.(3) Description of Other Products and Services

Describe other products or services you sell to your client. You may omit products and services that you listed in Section 6.B.2. above.
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 7.A.   Financial Industry Affiliations

Complete a separate Schedule D Section 7.A. for each *related person* listed in Item 7.A.

Check only one box: ■ Add   ☐ Delete   ☐ Amend

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

1. Legal Name of *Related Person*: _____

2. Primary Business Name of *Related Person*: _____

3. *Related Person's* SEC File Number (if any) (*e.g.*, 801-, 8-, 866-, 802-) _____

4. *Related Person's* CRD Number (if any): _____

5. *Related Person* is: (check all that apply)

   ☐ (a) broker-dealer, municipal securities dealer, or government securities broker or dealer
   ☐ (b) other investment adviser (including financial planners)
   ☐ (c) registered municipal advisor
   ☐ (d) registered security-based swap dealer
   ☐ (e) major security-based swap participant
   ☐ (f) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
   ☐ (g) futures commission merchant
   ☐ (h) banking or thrift institution
   ☐ (i) trust company
   ☐ (j) accountant or accounting firm
   ☐ (k) lawyer or law firm
   ☐ (l) insurance company or agency
   ☐ (m) pension consultant
   ☐ (n) real estate broker or dealer
   ☐ (o) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
   ☐ (p) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

6. Do you *control* or are you *controlled* by the *related person*?   ☐ Yes ☐ No

7. Are you and the *related person* under common *control*?   ☐ Yes ☐ No

8. (a) Does the *related person* act as a qualified custodian for your *clients* in connection with advisory services you provide to *clients*?   ☐ Yes ☐ No

   (b) If you are registering or registered with the SEC and you have answered "yes" to question 8.(a) above, have you overcome the presumption that you are not operationally independent (pursuant to rule 206(4)-(2)(d)(5)) from the *related person* and thus are not required to obtain a surprise examination for your *clients'* funds or securities that are maintained at the *related person*?

   ☐ Yes ☐ No

   (c) If you have answered "yes" to question 8.(a) above, provide the location of the *related person's* office responsible for *custody* of your *clients'* assets:

   _____
   (number and street)

   _____
   (city) (state/country) (zip+4/postal code)

9. (a) If the *related person* is an investment adviser, is it exempt from registration?   ☐ Yes ☐ No

   (b) If the answer is yes, under what exemption? _____

10. (a) Is the *related person* registered with a *foreign financial regulatory authority*?   ☐ Yes ☐ No

    (b) If the answer is yes, list the name and country, in English, of each *foreign financial regulatory authority* with which the *related person* is registered. _____

11. Do you and the *related person* share any *supervised persons*?   ☐ Yes ☐ No

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ▣ INITIAL or ☐ AMENDED Schedule D

12. Do you and the *related person* share the same physical location?   ☐ Yes   ☐ No

---

SECTION 7.B.(1) *Private Fund* Reporting

Check only one box: ▣ Add   ☐ Delete   ☐ Amend

A.   PRIVATE FUND

Information About the *Private Fund*

1.   (a)   Name of the *private fund*: See Attached_____

(b)   *Private fund* identification number: See Attached_____

2.   Under the laws of what state or country is the *private fund* organized: California_____

3.   Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

Check only one box: ▣ Add   ☐ Delete   ☐ Amend

Mr. Steven Joseph Muehler_____

4.   The *private fund* (check all that apply; you must check at least one):

☐   (1)   qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

☐   (2)   qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

5.   List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

Check only one box: ▣ Add   ☐ Delete   ☐ Amend

English Name of *Foreign Financial Regulatory Authority* _____   Name of Country _____

6.   (a)   Is this a "master fund" in a master-feeder arrangement?   ☐ Yes   ■ No

(b)   If yes, what is the name and *private fund* identification number (if any) of the feeder funds investing in this *private fund*?

Check only one box: ▣ Add   ☐ Delete   ☐ Amend

_____   _____

(c)   Is this a "feeder fund" in a master-feeder arrangement?   ☐ Yes   ☐ No

(d)   If yes, what is the name and *private fund* identification number (if any) of the master fund in which this *private fund* invests?

Check only one box: ▣ Add   ☐ Delete   ☐ Amend

_____   _____

NOTE: You must complete question 6 for each master-feeder arrangement regardless of whether you are filing a single Schedule D, Section 7.B.(1) for the master-feeder arrangement or reporting on the funds separately.

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

7. If you are filing a single Schedule D, Section 7.B.(1) for a master-feeder arrangement according to the instructions to this Section 7.B.(1), for each of the feeder funds answer the following questions:

   Check only one box: ■ Add   ☐ Delete   ☐ Amend

   (a) Name of the *private fund*: **See Attached**_____

   (b) *Private fund* identification number: **See Attached**_____

   (c) Under the laws of what state or country is the *private fund* organized: **Califronia**_____

   (d) Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ■ Add   ☐ Delete   ☐ Amend

   _____

   (e) The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

   (f) List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ■ Add   ☐ Delete   ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* _____   Name of Country _____

   NOTE: For purposes of questions 6 and 7, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

8. (a) Is this *private fund* a "fund of funds"?   ■ Yes   ☐ No

   (b) If yes, does the *private fund* invest in funds managed by you or by a *related person*?   ■ Yes   ☐ No

   NOTE: For purposes of this question only, answer "yes" if the fund invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are also *private funds*, or registered investment companies.

9. During your last fiscal year, did the *private fund* invest in securities issued by investment companies registered under the Investment Company Act of 1940 (other than "money market funds," to the extent provided in Instruction 6.e.)?   ☐ Yes   ■ No

10. What type of fund is the *private fund*?

   ☐ hedge fund ☐ liquidity fund ☐ private equity fund ■ real estate fund ■ securitized asset fund ■ venture capital fund

   ☐ Other *private fund*: _____

   NOTE: For funds of funds, refer to the funds in which the *private fund* invests. For definitions of these fund types, please see Instruction 6 of the Instructions to Part 1A.

11. Current gross asset value of the *private fund*: $ **0.00**____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☑ INITIAL or ☐ AMENDED Schedule D

Ownership

12. Minimum investment commitment required of an investor in the *private fund*: $1,000_____

    NOTE: Report the amount routinely required of investors who are not your *related persons* (even if different from the amount set forth in the organizational documents of the fund).

13. Approximate number of the *private fund*'s beneficial owners: 1___

14. What is the approximate percentage of the *private fund* beneficially owned by you and your *related persons*:

    100 %

15. What is the approximate percentage of the *private fund* beneficially owned (in the aggregate) by funds of funds:

    0 %

16. What is the approximate percentage of the *private fund* beneficially owned by *non-United States persons*:

    0 %

Your Advisory Services

17. (a) Are you a subadviser to this *private fund*? ■ Yes   ■ No

    (b) If the answer to question 17(a) is "yes," provide the name and SEC file number, if any, of the adviser of the *private fund*. If the answer to question 17(a) is "no," leave this question blank. _____

18. (a) Do any other investment advisers advise the *private fund*?   ☐ Yes ■ No

    (b) If the answer to question 18(a) is "yes," provide the name and SEC file number, if any, of the other advisers to the *private fund*. If the answer to question 18(a) is "no," leave this question blank.

    Check only one box: ☑ Add   ☐ Delete   ☐ Amend

    _____   _____

19. Are your *clients* solicited to invest in the *private fund*?   ■ Yes   ☐ No

20. Approximately what percentage of your *clients* has invested in the *private fund*? 0____ %

Private Offering

21. Does the *private fund* rely on an exemption from registration of its securities under Regulation D of the Securities Act of 1933?
    ■ Yes ☐ No

22. If yes, provide the *private fund*'s Form D file number (if any):

    Check only one box: ☑ Add   ☐ Delete   ☐ Amend

    021-See Attached_____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

B. SERVICE PROVIDERS

☒ Check this box if you are filing this Form ADV through the IARD system and want the IARD system to create a new Schedule D, Section 7.B.(1) with the same service provider information you have given here in Questions 23 - 28 for a new *private fund* for which you are required to complete Section 7.B.(1) If you check the box, the system will pre-fill those fields for you, but you will be able to manually edit the information after it is pre-filled and before you submit your filing.

Auditors

23. (a) (1) Are the *private fund*'s financial statements subject to an annual audit? ☒ Yes ☐ No

    (2) Are the financial statements prepared in accordance with U.S. GAAP? ☒ Yes ☐ No

If the answer to 23(a)(1) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one auditing firm, you must complete questions (b) through (f) separately for each auditing firm.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the auditing firm: TBD

(c) The location of the auditing firm's office responsible for the *private fund's* audit (city, state and country): TBD

(d) Is the auditing firm an *independent public accountant*? ☒ Yes ☐ No

(e) Is the auditing firm registered with the Public Company Accounting Oversight Board? ☒ Yes ☐ No

(f) If "yes" to (e) above, is the auditing firm subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ☒ Yes ☐ No

(g) Are the *private fund*'s audited financial statements distributed to the *private fund*'s investors? ☒ Yes ☐ No

(h) Does the report prepared by the auditing firm contain an unqualified opinion? ☐ Yes ☐ No ☒ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the report is available.

Prime Broker

24. (a) Does the *private fund* use one or more prime brokers? ☐ Yes ☒ No

If the answer to 24(a) is "yes," respond to questions (b) through (e) below for each prime broker the *private fund* uses. If the *private fund* uses more than one prime broker, you must complete questions (b) through (e) separately for each prime broker.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the prime broker: _____

(c) If the prime broker is registered with the SEC, its registration number: 8-_____

(d) Location of prime broker's office used principally by the *private fund* (city, state and country): _____

(e) Does this prime broker act as custodian for some or all of the *private fund*'s assets? ☐ Yes ☐ No

Custodian

25. (a) Does the *private fund* use any custodians (including the prime brokers listed above) to hold some or all of its assets? ☐ Yes ☒ No

If the answer to 25(a) is "yes," respond to questions (b) through (f) below for each custodian the *private fund* uses. If the *private fund* uses more than one custodian, you must complete questions (b) through (f) separately for each custodian.

Your Name Muehler, Steven Joseph

Date_____

CRD Number_____

SEC 801- or 802 Number_____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☑ INITIAL or ☐ AMENDED Schedule D

Check only one box: ☑ Add ☐ Delete ☐ Amend

(b) Legal name of custodian: _____

(c) Primary business name of custodian: _____

(d) The location of the custodian's office responsible for *custody* of the *private fund*'s assets (city, state and country): _____

(e) Is the custodian a *related person* of your firm? ☐ Yes ☐ No

(f) If the custodian is a broker-dealer, provide its SEC registration number (if any) 8-_____

Administrator

26. (a) Does the *private fund* use an administrator other than your firm? ☐ Yes ■ No

If the answer to 26(a) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one administrator, you must complete questions (b) through (f) separately for each administrator.

Check only one box: ☑ Add ☐ Delete ☐ Amend

(b) Name of administrator: _____

(c) Location of administrator (city, state and country): _____

(d) Is the administrator a *related person* of your firm? ☐ Yes ☐ No

(e) Does the administrator prepare and send investor account statements to the *private fund*'s investors?

☐ Yes (provided to all investors) ☐ Some (provided to some but not all investors) ☐ No (provided to no investors)

(f) If the answer to 26(e) is "no" or "some," who sends the investor account statements to the (rest of the) *private fund*'s investors? If investor account statements are not sent to the (rest of the) private fund's investors, respond "not applicable."
_____.

27. During your last fiscal year, what percentage of the *private fund*'s assets (by value) was valued by a *person*, such as an administrator, that is not your *related person*?

_____%

Include only those assets where (i) such person carried out the valuation procedure established for that asset, if any, including obtaining any relevant quotes, and (ii) the valuation used for purposes of investor subscriptions, redemptions or distributions, and fee calculations (including allocations) was the valuation determined by such person.

Marketers

28. (a) Does the *private fund* use the services of someone other than you or your *employees* for marketing purposes? ☐ Yes ■ No

You must answer "yes" whether the person acts as a placement agent, consultant, finder, introducer, municipal advisor or other solicitor, or similar person. If the answer to 28(a) is "yes", respond to questions (b) through (g) below for each such marketer the *private fund* uses. If the *private fund* uses more than one marketer, you must complete questions (b) through (g) separately for each marketer.

Check only one box: ☑ Add ☐ Delete ☐ Amend

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

    (b) Is the marketer a *related person* of your firm? ☐ Yes   ☐ No

    (c) Name of the marketer: _____

    (d) If the marketer is registered with the SEC, its file number (*e.g.*, 801-, 8-, or 866-): _____ and CRD Number (if any) _____

    (e) Location of the marketer's office used principally by the *private fund* (city, state and country): _____

    (f) Does the marketer market the *private fund* through one or more websites?   ☐ Yes   ☐ No

    (g) If the answer to 28(f) is "yes," list the website address(es): _____

SECTION 7.B.(2) *Private Fund* Reporting

(1) Name of the *private fund* <u>See Attached</u>

(2) *Private fund* identification number <u>See Attached</u>

(3) Name and SEC File number of adviser that provides information about this *private fund* in Section 7.B.(1) of Schedule D of its Form ADV filing _____, 801-_____   or   802-_____

(4) Are your *clients* solicited to invest in this *private fund*?   ☒ Yes   ☐ No

    In answering this question, disregard feeder funds' investment in a master fund. For purposes of this question, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

SECTION 9.C. *Independent Public Accountant*

You must complete the following information for each *independent public accountant* engaged to perform a surprise examination, perform an audit of a pooled investment vehicle that you manage, or prepare an internal control report. You must complete a separate Schedule D Section 9.C. for each *independent public accountant*.

Check only one box: ☒ Add   ☐ Delete   ☐ Amend

(1) Name of the *independent public accountant*: <u>TVD</u>

(2) The location of the *independent public accountant*'s office responsible for the services provided:

<u>4050 Glencoe Avenue, Unit 210</u>

	(number and street)	
<u>Marina Del Rey</u>	<u>California</u>	<u>90292</u>
(city)	(state/country)	(zip+4/postal code)

(3) Is the *independent public accountant* registered with the Public Company Accounting Oversight Board?   ☒ Yes   ☐ No

(4) If yes to (3) above, is the *independent public accountant* subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules?   ☒ Yes   ☐ No

(5) The *independent public accountant* is engaged to:

FORM ADV
Schedule D
Page 12 of 13

Your Name Muehler, Steven Joseph
Date_____

CRD Number_____
SEC 801- or 802 Number_____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

      A. ■ audit a pooled investment vehicle
      B. ☐ perform a surprise examination of *clients'* assets
      C. ■ prepare an internal control report

(6) Does any report prepared by the *independent public accountant* that audited the pooled investment vehicle or that examined internal controls contain an unqualified opinion?   ☐ Yes   ☐ No ■ Report Not Yet Received

    If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the accountant's report is available.

SECTION 10.A.   *Control Persons*

You must complete a separate Schedule D Section 10.A. for each *control person* not named in Item 1.A. or Schedules A, B, or C that directly or indirectly *controls* your management or policies.

Check only one box: ■ Add   ☐ Delete   ☐ Amend

(1) Firm or Organization Name
_____

(2) *CRD* Number (if any) _____   Effective Date _____   Termination Date _____
                                      mm/dd/yyyy   mm/dd/yyyy

(3) Business Address:
4050 Glencoe Avenue, Unit 210
_____
                                    (number and street)
Marina Del Rey   California   90292
_____
  (city)   (state/country)   (zip+4/postal code)
If this address is a private residence, check this box: ☐

(4) Individual Name (if applicable) (Last, First, Middle)
_____

(5) *CRD* Number (if any) _____   Effective Date _____   Termination Date _____
                                        mm/dd/yyyy   mm/dd/yyyy

(6) Business Address:
4050 Glencoe Avenue, Unit 210
_____
                                      (number and street)
Marina Del Rey   California   90292
_____
  (city)   (state/country)   (zip+4/postal code)
If this address is a private residence, check this box: ☐

(7) Briefly describe the nature of the *control*:
_____
_____
_____

SECTION 10.B.   *Control Person* Public Reporting Companies

If any person named in Schedules A, B, or C, or in Section 10 A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934 , please provide the following information (you must complete a separate Schedule D Section 10.B. for each public reporting company):

FORM ADV
Schedule D
Page 13 of 13

Your Name Muehler, Steven Joseph

Date_____

CRD Number_____

SEC 801- or 802 Number_____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☑ INITIAL or ☐ AMENDED Schedule D

(1) Full legal name of the public reporting company: _____

(2) The public reporting company's CIK number (Central Index Key number that the SEC assigns to each reporting company):

_____

Miscellaneous

You may use the space below to explain a response to an Item or to provide any other information.
See Attachments
_____
_____
_____
_____
_____
_____
_____
_____
_____

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

PART I

A.　The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
　　　■ You (the advisory firm)
　　　☐ You and one or more of your *advisory affiliates*
　　　☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name **Muehler, Steven Joseph**	Your *CRD* Number **non-registered**

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐a firm ☐an individual Registered:　☐Yes　☐No

Name (For individuals, Last, First, Middle)

☐　This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐　This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

☐　This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:
_____
_____
_____

B.　If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
　　☐ Yes　　　☐ No

　　NOTE:　The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

SEC 1707 (09-11)
File 2 of 4

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. If charge(s) were brought against an organization over which you or an *advisory affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and your or the *advisory affiliate's* position, title, or relationship.

    _____
    _____

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County <u>and</u> State or Country, Docket/Case number).

    _____
    _____

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

    A. Date First *Charged* (MM/DD/YYYY): [_____]   ☐ Exact   ☐ Explanation

    If not exact, provide explanation: _____

    B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: (1) number of counts, (2) *felony* or *misdemeanor*, (3) plea for each charge, and (4) product type if charge is *investment-related*).

    _____
    _____
    _____

    C. Did any of the Charge(s) within the Event involve a *felony*? ☐ Yes   ☐ No

    D. Current status of the Event?   ☐ Pending   ☐ On Appeal   ☐ Final

    E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): [_____]

        ☐ Exact   ☐ Explanation

    If not exact, provide explanation: _____

4. Disposition Disclosure Detail: Include for each charge (a) Disposition Type (e.g., convicted, acquitted, dismissed, pretrial, etc.), (b) Date, (c) Sentence/Penalty, (d) Duration (if sentence-suspension, probation, etc.), (e) Start Date of Penalty, (f) Penalty/Fine Amount, and (g) Date Paid.

    _____
    _____
    _____
    _____
    _____
    _____

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (Your response must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to Items 11.C., 11.D., 11.E., 11.F. or 11.G. of Form ADV.

Check item(s) being responded to:

☐ 11.C(1)	☐ 11.C(2)	☐ 11.C(3)	☐ 11.C(4)	☐ 11.C(5)
☐ 11.D(1)	☐ 11.D(2)	☐ 11.D(3)	☐ 11.D(4)	☐ 11.D(5)
☐ 11.E(1)	☐ 11.E(2)	☐ 11.E(3)	☐ 11.E(4)	
☐ 11.F.	☐ 11.G.			

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11.C., 11.D., 11.E., 11.F. or 11.G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ■ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name **Muehler, Steven Joseph**	Your CRD Number **non-registered**

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐ a firm ☐ an individual
	Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

- ☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

- ☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.D(4), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

- ☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

_____

_____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
   ☐ Yes   ■ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.   (continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

   (Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

See Attachments

2. Principal Sanction (check appropriate item):

☐ Civil and Administrative Penalty(ies)/Fine(s)	☐ Disgorgement	☐ Restitution
☐ Bar	☐ Expulsion	☐ Revocation
☒ Cease and Desist	☐ Injunction	☐ Suspension
☐ Censure	☐ Prohibition	☐ Undertaking
☐ Denial	☐ Reprimand	☐ Other Private Placement

   Other Sanctions:

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

   If not exact, provide explanation:

4. Docket/Case Number:

See Attached

5. *Advisory Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

See Attached

6. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed	☐ Derivative(s)	☐ Investment Contract(s)
☐ Annuity(ies) - Variable	☐ Direct Investment(s) - DPP & LP Interest(s)	☐ Money Market Fund(s)
☐ CD(s)	☐ Equity - OTC	☐ Mutual Fund(s)
☐ Commodity Option(s)	☐ Equity Listed (Common & Preferred Stock)	☐ No Product
☐ Debt - Asset Backed	☐ Futures - Commodity	☐ Options
☐ Debt - Corporate	☐ Futures - Financial	☐ Penny Stock(s)
☐ Debt - Government	☐ Index Option(s)	☐ Unit Investment Trust(s)
☐ Debt - Municipal	☐ Insurance	☒ Other Private Placement

   Other Product Types:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this regulatory action (your response must fit within the space provided):

> One instance of an unsolicited email being sent for a Regulation D Offering. The Offering(s) was / were terminated with no shares ever being sold. Companies were terminated.

8. Current status?   ☐ Pending   ☐ On Appeal   ☒ Final

9. If on appeal, regulatory action appealed to (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved (check appropriate item):

☒ Acceptance, Waiver & Consent (AWC)   ☐ Dismissed   ☐ Vacated
☐ Consent   ☐ *Order*   ☐ Withdrawn
☐ Decision   ☐ Settled   ☐ Other _Private Placement_
☐ Decision & *Order* of Offer of Settlement   ☐ Stipulation and Consent

11. Resolution Date (MM/DD/YYYY): [   ]   ☐ Exact   ☐ Explanation

If not exact, provide explanation: _____

12. Resolution Detail:

A. Were any of the following Sanctions *Ordered* (check all appropriate items)?

☐ Monetary/Fine   ☐ Revocation/Expulsion/Denial   ☐ Disgorgement/Restitution

Amount: $ [   ]   ☐ Censure   ☐ Cease and Desist/Injunction   ☐ Bar   ☐ Suspension

B. Other Sanctions *Ordered*:

> None

Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates (your response must fit within the space provided).

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to Item 11.H. of Part 1A and Item 2.F. of Part 1B of Form ADV.

Check Part 1A item(s) being responded to: ☐ 11.H(1)(a) ☐ 11.H(1)(b) ☐ 11.H(1)(c) ☐ 11.H(2)
Check Part 1B item(s) being responded to: ☐ 2.F(1) ☐ 2.F(2) ☐ 2.F(3) ☐ 2.F(4) ☐ 2.F(5)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11.H. of Part 1A or Item 2.F. of Part 1B. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
   - ☑ You (the advisory firm)
   - ☐ You and one or more of your *advisory affiliates*
   - ☐ One or more of your *advisory affiliates*

   If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

   If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name **Muehler, Steven Joseph**	Your *CRD* Number **non-registered**

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is Registered:	☐ a firm ☐ an individual ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

- ☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

- ☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or advisory affiliate's favor.

   If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.H.(1)(a), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

- ☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:
   _____
   _____
   _____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
   ☐ Yes   ☐ No

   NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

   (continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority, SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

    ```
    _____
    _____
    ```

2. Principal Relief Sought (check appropriate item):

    ☐ Cease and Desist   ☐ Disgorgement   ☐ Money Damages (Private/Civil Complaint)   ☐ Restraining Order
    ☐ Civil Penalty(ies)/Fine(s)   ☐ Injunction   ☐ Restitution   ☐ Other Private Placement

    Other Relief Sought:

    ```
    _____
    _____
    _____
    ```

3. Filing Date of Court Action (MM/DD/YYYY): [   ]   ☐ Exact   ☐ Explanation

    ```
    If not exact, provide explanation: _____
    ```

4. Principal Product Type (check appropriate item):

    ☐ Annuity(ies) - Fixed   ☐ Derivative(s)   ☐ Investment Contract(s)
    ☐ Annuity(ies) - Variable   ☐ Direct Investment(s) - DPP & LP Interest(s) ☐ Money Market Fund(s)
    ☐ CD(s)   ☐ Equity - OTC   ☐ Mutual Fund(s)
    ☐ Commodity Option(s)   ☐ Equity Listed (Common & Preferred Stock)   ☐ No Product
    ☐ Debt - Asset Backed   ☐ Futures - Commodity   ☐ Options
    ☐ Debt - Corporate   ☐ Futures - Financial   ☐ Penny Stock(s)
    ☐ Debt - Government   ☐ Index Option(s)   ☐ Unit Investment Trust(s)
    ☐ Debt - Municipal   ☐ Insurance   ☐ Other Private Placement

    Other Product Types:

    ```
    _____
    _____
    ```

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

    ```
    _____
    _____
    ```

6. *Advisory Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

    ```
    _____
    _____
    ```

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this civil action (your response must fit within the space provided):

_____
_____
_____
_____
_____
_____

8. Current status?   ☐ Pending   ☐ On Appeal   ☒ Final

9. If on appeal, action appealed to (provide name of court) and Date Appeal Filed (MM/DD/YYYY):

_____

10. If pending, date notice/process was served (MM/DD/YYYY): [   ] ☐ Exact   ☐ Explanation

If not exact, provide explanation: _____

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved (check appropriate item):

☐ Consent   ☐ Judgment Rendered   ☐ Settled
☐ Dismissed   ☐ Opinion   ☐ Withdrawn   ☐ Other _____

12. Resolution Date (MM/DD/YYYY): [   ]   ☐ Exact   ☐ Explanation

If not exact, provide explanation: _____

13. Resolution Detail:

   A. Were any of the following Sanctions Ordered or Relief Granted (check appropriate items)?

   ☐ Monetary/Fine   ☐ Revocation/Expulsion/Denial   ☐ Disgorgement/Restitution

   Amount: $ [   ] ☐ Censure   ☐ Cease and Desist/Injunction   ☐ Bar ☐ Suspension

   B. Other Sanctions:

_____
_____
_____

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

C.   Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

14.   Provide a brief summary of circumstances related to the action(s), allegation(s), disposition(s) and/or finding(s) disclosed above (your response must fit within the space provided).

Part 2A: The Brochure: This brochure discloses information about the qualifications and business practices of "Alternative Securities Markets Group Corporation", for the benefit of its clients and prospective clients. Please note that the terms "Registered Investment Adviser" or "Registered" do not imply a certain level of skill or training. If the Adviser uses a wrap fee program, it is found in Appendix #1. If you have any questions about the contents of this brochure, please contact us at the contacts given below. **Part 2B: The Brochure Supplement** discloses information about persons providing advice.

2A: ITEM 1: COVER PAGE FOR:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
4050 GLENCOE AVENUE, UNIT 210
MARINA DEL REY, CALIFORNIA 90292

TELEPHONE: (213) 407-4386
EMAIL: LEGAL@ALTERNATIVESECURITIESMARKET.COM
WEBSITE: http://www.AlternativeSecuritiesMarket.com
WEBSITE: http://www.AlternativeSecuritiesMarketsGroup.com
WEBSITE: http://www.SteveMuehler.com

Please note that this Brochure has not been approved by the Securities & Exchange Commission or by any State Securities Authority. This firm plans to register with the United States Securities & Exchange Commission within 120 days of the date of the document, and notice will be filed in one or more States; **REGISTRATION DOES NOT MEAN APPROVAL OR VERIFICATION BY THOSE REGULATORS.** More information about the firm will be available at Investment Adviser Public Disclosure: www.adviserinfo.sec.gov.

2A: Brochure: Item 2: Material Changes: If we amend this disclosure brochure, we are to send you either a new copy of the brochure or at least this Item 2 describing the changes made so you can decide if you want us to send you a complete, new copy. A summary of material change is:

_____ Attached as an exhibit to, or
_X_ Included here as part of this updated brochure (initial filing)

The changes made are:

- NONE: This is our initial filing

2A: Brochure: Item 3: <u>Table of Contents</u>: Information that Investment Advisers must provide to prospective clients and to existing clients annually: 18 disclosure items that describe this firm's advisory business, and (if applicable) Appendix 1 with disclosures required for a "wrap fee" program brochure (a specialized brochure).

2A: Brochure: Items 4-18:

Item 4. This Advisory Firm's Business:

4.A: Alternative Securities Markets Group Corporation is a California Stock Corporation that is registered as an Investment Advisory Firm. Alternative Securities Markets Group Corporation (or "the Firm" or "the Adviser") is currently registering in the States of:

- California
- New York
- Florida
- Texas
- Arizona
- Nevada

Note: The use of the phrase "Registered Investment Adviser" or the term "Registered" do not imply a certain level of skill or training.

The Firm's owner(s) are / is:

- **Mr. Steven Joseph Muehler**, the Firm's Founder and Chief Executive Officer

In addition to the examinations any given state requires each Investment Adviser Representative to pass in order to give investment advice in that State, the Alternative Securities Markets Group Corporation requires its advisers to have at least a college education or FIVE YEARS of related industry experience. Along with this, they must demonstrate a history of being in compliance with all industry regulations.

The Alternative Securities Markets Group Corporation maintains business hours of $8:30 AM to 5:00 PM PST.

4.B: Alternative Securities Markets Group Corporation ("the Firm" or "the Adviser") provides "Alternative Securities Investment Advisory Services" to Investor Clients and Issuer Clients; as well as Financial Planning for Investor Clients. Alternative Securities Markets Group Corporation works on a contractual basis with all clients to clearly outline the mutually agreed upon services to be offered.

The Firm first conducts an interview with a prospective Investor and Issuer Client, in some cases using a standard questionnaire, to assist in determining a client's needs, goals and general risk tolerance.

If an Investor Client wishes to engage the Firm / Adviser for Investment Advisory Services for Alternative Securities Investment Advisory and/or for Financial Planning Services, a services agreement will be executed by both parties that clearly outlines the mutually agreed upon Financial Advisory Services to be offered. The Agreement must be determine what risk tolerance the client is able to withstand. The level of risk a client agrees to will primarily dictate which portfolio or what market segment of the Alternative Securities Market the Adviser will advise the client about. In addition to the risk profile, clients may also be provided an investment policy statement which further confirms the agreed upon allocation and outlines the roles each party will play. The Firm at this time will not be establishing any types of discretionary or non-discretionary accounts for any clients. Unless the services are clearly outlined in the signed agreement, the Firm / Adviser cannot be held responsible nor be expected to offer advice or input on anything outside the scope of the agreement. The Firm / Adviser is not a law firm or a CPA Firm. Therefore, we do not offer any tax or legal advice. We strongly recommend the client discuss all aspects of any plan with their CPA or attorney before implementing it. The implementation of any planning discussed with the client it at the sole discretion of the client.

The Alternative Securities Markets Group Corporation's Financial Advisory Service to Investor Clients and Issuer Clients will be solely in regards to the following types of Securities:

- Private Corporate Debt Securities
- Regulation D Securities
- Regulation S Securities
- Regulation A Securities
- Certain Intra-State Exempt Securities
- Oil and Gas Interests
- Certain Real Estate Investments
- Certain over-the-counter securities
- Foreign Issuers
- Certificates of Deposit
- Private Placements
- Mortgage Loans
- Equity CrowdFunding
- Life Settlement

The Alternative Securities Markets Group Corporation will not offer Financial Advisory Services to any Client for the following Securities:

- Exchange Listed Securities
- Municipal Securities
- Variable Life Insurance
- Variable Annuities
- Mutual Fund Shares
- U.S Government Securities
- Options Contracts

4.C. Do we tailor our Advisory Services to a client's individual needs and how do we do so? Can client's impose restrictions on investing in certain securities or types of securities?

By their nature, financial planning services for Investors must be based on each client's individual needs to have any useful validity. As the Alternative Securities Markets Group Corporation does not manage accounts, an Investment Adviser of Alternative Securities Markets Group Corporation can only make recommendations that the Adviser feels are in the client's own best interest, based on an individual's stated and/or established, individual needs, goals, risk tolerance and investment time horizon. The firm seeks to establish this personal dimension through a careful, fact-finding interview and series of discussions with each client.

As Investment clients make investments from their own accounts at their own direction, and that the Alternative Securities Markets Group Corporation is not a manager of accounts (no fiduciary controls), there is no restrictions that need to be imposed.

Item 5. Fees and Compensation:

5.A: A description of the range of fees our Firm Charges.

Alternative Securities Financial Review or Consultation (Investors)
For client's desiring on a Financial Review or Consultation about a portfolio of Alternative Securities, or a Consultation about a potential purchase of Alternative Securities, the Firm charges a maximum charge of $250 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

Offering of Alternative Securities (Issuer)
For an Issuer Clients desiring a Consultation for a potential or current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee

For Issuer clients desiring "on-going" Alternative Securities Consultation about a current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments, to be paid on a monthly basis, or a set percentage of equity securities in the client's company in exchange for "on-going" Alternative Securities Consultation for the duration of the Offering, and after the Offering. Only a qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee or to negotiate an equity ownership interest in a client's company.

5.B-D: Does our Firm Bill its Clients for the incurred advisory fees?

Generally, our Firm's practice is charge each client an "upfront retainer" of a FIVE HOURS, and after the full retainer is depleted, the Firm's ongoing practice is through "direct billing", in which we send a monthly invoice to each client for the advisory fees charged by the firm.

The Alternative Securities Markets Group Corporation receives no additional compensation for its Advisory Services.

5.E: Does the Firm or any of its supervised persons accept compensation for the sale of any securities or other investment products, including asset-based sales charges or service fees from the sale of any products?

No, the Alternative Securities Markets Group Corporation is not a Broker Dealer, and receives no compensation from the sale of any securities.

Disclosure 5.E.1: No member of the Firm can earn a commission from the sale of any security.

Disclosure 5.E.2: The firm recommends no Broker Dealers for the purchase of any securities to any Investor Client, Affiliated or non-Affiliated.

Disclosure 5.E.3: The Firm Receives No Revenues through Commissions or other sales-based compensation.

Item 6. Performance Based Fees:

Does our Firm Charge Performance-Based Fees (fees based on a portfolio's increase in asset value)?

No, it does not.

Item 7. Types of Clients:

INVESTOR CLIENTS: Typically our clients will include high net worth individuals, homeowners with home equity greater than 30% equity in their property, corporations and other businesses. We are prepared to provide services to charitable organizations, estates, and trusts as well. We do not impose a minimum dollar amount any investor may be able to invest for our services.

ISSUER CLIENTS: Typically our clients will include Private U.S. Companies with an equity value less than $250 Million, which we refer to as "micro-cap companies". These Issuer Clients

will be seeking to engaged in some form of a securities offering utilizing one or more of the securities types detailed in Part II, Item 4.

Item 8. Methods of Analysis:

A. An Adviser must describe its methods of analysis and investment strategies used in formulating its investment advice. It must explain in detail any unusual risks.


CAUTION:
INVESTING IN ALTERNATIVE SECURITIES
INVOLVES RISK OF LOSS


An Adviser must explain the material risks involved for each significant investment, investment strategy, or method of analysis used and particular type of security recommended, with more detail if those risks are significant or unusual (i.e., not otherwise apparent from reading this brochure). A strategy or method of analysis is significant if the adviser uses the strategy or method in advising "more than a small portion of the adviser's client's assets."

Alternative Securities Markets Group Corporation follows an "open architecture" approach to building a diversified portfolio of Alternative Securities portfolios for clients. Though each portfolio will differ based on the needs of the Investment Client, Alternative Securities Markets Group Corporation's goal is to build Alternative Securities Portfolios for our Investment Advisory Clients that generate strong risk-adjusted returns and are consistent with the Investment Advisory Client's stated objectives and risk tolerance. To create consistency with advisors and clients, we narrow the scope of investments down to those offerings the Firm's Management feels offer the best options with certain asset classes of Alternative Securities. This process allows a level of due diligence to be performed on Alternative Securities Investments being presented to Investment Advisory Clients by Alternative Securities Markets Group Corporation's Advisers.

B. Alternative Securities Markets Group Corporation does not advise any strategy that involves "frequent trading". The majority of the Alternative Securities that our Advisers recommend are either restricted from trade for a period of up to a minimum of one year, or do not have an established secondary market for the trade of the securities. The Alternative Securities Markets Group Corporation uses a "long term purchase approach" (holding for at least one year). The majority of the Firm's Alternative Securities Portfolio of Offerings do not have liquidity events for shareholders for 1-5 years.

C. Do we recommend primarily a particular type of security? What are the material risks involved with that type of security? Are those risks unusual or significant?

Private Corporate Debt Securities	Higher Risk than an Exchange Listed Corporate Bond, Generally Small Cap or Micro-cap Companies with Limited Operating History and Limited assets and revenues, May Lose Entire

	Amount, Not Covered by SIPC
Regulation D Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Regulation A Securities	Unrestricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Over-the-Counter Securities	More Susceptible to Market Fluctuations; Higher Risk than and Exchange Listed Company, May Lose Entire Amount, Not Covered by SIPC
Intra-State Exempt Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Oil and Gas Interests	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested; Not Covered by SIPC
Real Estate	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested, Not Covered by SIPC
Foreign Issuers	May Not be Subject to U.S. Financial Reporting Standards, Higher Risk than an Exchange Listed Company, May Lose Entire Amount Invested, Not Covered by SIPC
Certificates of Deposit	Limited Liquidity
Life Settlement	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Long Term Investments, May Lose Entire Amount, Not Covered by SIPC

Item 9. Disciplinary Information:

What facts about any legal or disciplinary event involving our Firm or its personnel should you know of, because it is material to an evaluation of the integrity of our Firm or its Management Persons?

The SEC requires that we inform you, our Client, if our Firm or any of our Management Persons has been involved in any of the events listed below within the last ten years, and if there is any material fact about any legal or disciplinary event that you should know about in order to evaluate our integrity.

You may also see these same questions answered online at the Investment Adviser Public Disclosure Site (IAPD), in Part 1A, Item 11.

HAS OUR FIRM OR ANY OF OUR MANAGEMENT PERSONS BEEN INVOLVED IN:

A Criminal or Civil action in a domestic, foreign or military court of competent jurisdiction in which our Firm or a Management person:

(1) Was Convicted of, or Pled Guilty or Nolo Contendere ("No Contest") to:
    a. Any Felony?
        i. NO
    b. A Misdemeanor that involved investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, or extortion?
        i. NO
    c. A Conspiracy to commit any of these offenses?
        i. NO

(2) Is the named subject of a pending criminal proceeding that involves an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
    a. NO

(3) Was found to have been involved in a violation of an investment-related statute or regulation?
    a. NO

(4) Was the subject of any order, judgment, or decree permanently or temporarily enjoining, or otherwise limiting, our Firm or a Management Person from engaging in any investment-related activity, or from violating any investment-related statute, rule, or order? NO

B. An Administrative proceeding before the SEC, any other Federal Regulatory Agency, any State Regulatory Agency, or any Foreign Financial Regulatory Authority in which our Firm or a Management Person –

(1) Was found to have caused an investment-related business to lose its authorization to do business?
    a. NO
(2) Was found to have been involved in a violation of an investment-related statute or regulation and was the subject of an order by the agency or authority:
    a. Denying, Suspending, or Revoking the authorization of your Firm or a Management Person to act in an investment-related business?

i. NO
b. Barring or suspending our Firm's, or a Management Person's, association with an investment-related business?
    i. NO
c. Otherwise significantly limiting our Firm's, or a Management Person's, investment-related activities?
    i. NO
d. Imposing a civil money penalty of more than $2,500 on our Firm, or a Management Person?
    i. NO

C. A Self-Regulatory Organization (SRO) proceeding in which our Firm or a Management person:
    (1) Was found to have caused an investment-related business to lose its authorization to do business?
        a. NO
    (2) Was found to have been involved in a violation of the SRO's rules and was:
        a. Barred or suspended from membership or from association with other members, or was expelled from membership?
            i. NO
        b. Otherwise significantly limited from investment-related activities?
            i. NO
        c. Fined more than $2,500
            i. NO

NOTE: IN AUGUST OF 2010, A FIRM THAT MR. MUEHLER WAS MANAGING WAS SERVED A 'CEASE AND DESIST' ORDER IN THE MATTER OF 'PUBLIC SOLICITION' OF A PRIVATE PLACEMENT (AN UN-SOLICITED EMAIL WAS SENT TO A POTENTIAL INVESTOR THAT STATED INVESTMENT TERMS AND CONDITIONS). THE FIRM THAT WAS SUBJECT OF THE CEASE AND DESIST ORDER CEASED OPERATIONS PRIOR TO THE SALE OF ANY SECURITIES TO ANY INVESTORS. A COPY OF THE 2010 ORDER IS ATTACHED AS AN EXHIBIT TO PART I OF THIS ADV FORM.

Item 10. Other Financial Industry Activities and Affiliations: What material relationships does our Firm, or any of our Management Persons have, with related financial industry participants? What material conflicts of interest may arise from these relationships and how are these conflicts addressed?

A. Have we, or has any of our Management Persons, registered as a broker-dealer or as a representative of a broker-dealer?
    a. NO

B. Have we, or has any of our Management Persons, registered as a futures commission merchant, commodity pool operator, a commodity trading advisor, or an associated person of any of these entities named here?
   a. NO
C. Do w have any "related person" – a person or a firm that we control or that controls us through ownership, or as an officer – with whom we have a material relationship, any arrangement that may cause a conflict of interest when providing our clients with Investment Advice?
   a. YES

Alternative Securities Markets Group Corporation
   o Wholly owned Subsidiaries
      ▪ Investment Funds (Private)
         • Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
            o Open End Fixed Return Fund
         • ASMG Fixed Income Fund I, LLC (to be formed in 2014)
            o Closed Ended Fund
         • ASMG Fixed Income Fund II, LLC (to be formed in 2014)
            o Closed Ended Fund
         • ASMG Fixed Income Fund III, LLC (to be formed in 2014)
            o Closed Ended Fund
         • ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
            o Closed Ended Fund
         • ASMG Fixed Income Fund V, LLC (to be formed in 2014)
            o Closed Ended Fund
      ▪ Private Operating Companies (all to be formed in 2014)
         • Samba Brazilian Gourmet Pizza Corporation
         • Alternative Securities Market, Inc.
            o Alternative Securities Markets Group Aviation and Aerospace Market, LLC
            o Alternative Securities Markets Group Biofuels Market, LLC
            o Alternative Securities Markets Group California Water Rights Market, LLC
            o Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
            o Alternative Securities Markets Group Energy Market, LLC
            o Alternative Securities Markets Group Entertainment and Media Market, LLC
            o Alternative Securities Markets Group Fashion and Textiles Market, LLC
            o Alternative Securities Markets Group Financial Services Market, LLC
            o Alternative Securities Markets Group Food and Beverage Market, LLC

- o Alternative Securities Markets Group Hotel and Hospitality Market, LLC
- o Alternative Securities Markets Group Life Settlement Market, LLC
- o Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
- o Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
- o Alternative Securities Markets Group Oil and Natural Gas Market, LLC
- o Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
- o Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
- o Alternative Securities Markets Group Retail and E-Commerce Market, LLC
- o Alternative Securities Markets Group New Technologies Market, LLC
- o Minority Equity Ownership Interests
    - Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

NOTE: An Adviser's RELATED PERSONS are: (1) the Adviser's Officers, or Directors (or any person performing similar functions); (2) all persons directly or indirectly controlling, controlled by, or under common control with the Adviser; (3) all of the Adviser's current employees; and (4) any person providing investment advice on the Adviser's behalf.

WE ADDRESS THIS ISSUE BY DISCLOSING THE RISKS TO OUR CLIENTS

The Risk of a conflict of interest in any such arrangement lies in the compensation to be received; it creates an incentive to recommend the service.

Otherwise, our Firm has not other related person that is a:

- Municipal Securities Dealer
- Government Securities Dealer or Broker
- A Mutual Fund
- A Unit Investment Trust
- Offshore Fund
- Another Investment Adviser / Financial Planner
- A Futures Commission Merchant, Commodity Pool Operator or Commodity Trading Advisor
- A Bank or a Thrift Institution

- An Insurance Company or Agency
- A Pension Consultant
- A Real Estate Broker or Dealer
- A Sponsor or Syndicator of Limited Partnerships

D. Do we recommend or select other Investment Advisers for our Clients? NO, we do not. If an Adviser selects or recommends other advisers for a Client, the Adviser must disclose any compensation arrangements or other business relationships between the Advisory Firms that create material conflicts of interest between the adviser and its clients along with a discussion of the conflict and how they are addressed.

Do we receive compensation form other advisers for our referrals? NO, this does not apply. The compensation advisers may receive, clients should note, creates an incentive to make the recommendation and thereby an inherent risk of a conflict of interest. We address this possible conflict of interest first by bringing to our Clients' attention and by disclosing that this does not apply to our Firm.

De we have any other business relationships with advisers that could cause a conflict of interest, and if "yes", how do we address them? NO, we do not.

Item 11. Code of Ethics:

A. As required by the SEC Rule 204A-1 or similar state rules, our Firms has adopted a Code of Ethics. The Firm has created a Code of Ethics (November 2014) which addresses primarily issues involved in monitoring proprietary "investment" activities (there are no "trading activities" associated with Alternative Securities Markets Group Corporation). A Copy is available upon written request.

Please note that using any insider information, information that is not readily available to all participants in a securities marketplace (upon making a reasonable effort to obtain that information), for any person, ourselves or relatives or clients or any other person, is strictly illegal and punishable by fines and imprisonment.

How Our Firm Controls Sensitive Information:
- Building Security: Controlled Entrances, Visitor Screening, Security Monitoring devices, including (but not limited to); security cameras, motion detectors, pass codes, and alarms
- Office Door Locks
- Locked File Cabinets
- Password Protected Computer Screens and Databases; Computer "sleep" if left unused
- Fire Prevention Equipment
- Office area under continual supervision

B. Does your Firm or a related person recommend to our Clients, or de we buy or sell for our Client" accounts, securities in which we or a related person has a material interest?

    a. Our Firm and/or its Associates:
        i. Buy or Sell for the Firm or for themselves any securities that we also recommend to our Investment Advisory Clients
            1. WE DO NOT
        ii. Invest or are permitted to invest in securities related to those we may recommend to Investment Advisory Clients?
            1. WE DO NOT

    b. Our Firm and its Associates:
        i. Buy Securities for the Firm or for themselves from Advisory Clients?
            1. WE DO NOT
        ii. Sell Securities the Firm or its Associates own to Advisory Clients?
            1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
        iii. In their capacity as a broker / dealer agent, transact purchases or sales of any Investment Advisory Client's securities directly to any person?
            1. WE DO NOT
        iv. Recommend securities to our advisory clients in which our Firm or any person or other firm related to our Firm has some other proprietary ownership or other financial interest
            1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
            2. The Firm may recommend securities of companies associated with the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com), of which, the Company holds a minority equity ownership interest in each of these companies, though it receives no financial compensation for any investments made.
        v. Act as an investment adviser to an investment company that we recommend to our Clients?
            1. WE DO NOT

C. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

D. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

Item 12. Brokerage Practices:

A. Does our Firm select a broker / dealer for you?
   a. NO WE DO NOT, THERE ARE NO ACTIVITIES OR SERVICES ASSOCIATED WITH THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION THAT INVOLVE BROKER DEALERS, EXCEPT FOR 'ISSUER SERVICES'.

Item 13. Review of Accounts:

A. Does someone in our Firm review investment account portfolios and how often?

   a. The Alternative Securities Markets Group Corporation does not maintain investment accounts for our Investment Advisory Clients. Though, Mr. Steven J. Muehler, Founder and Chief Executive Officer of the Firm. At Mr. Muehler's discretion, he may delegate review of a client's "advisory portfolio of investments" to another qualified Registered Investment Adviser.

B. What factors might trigger a review in addition to our periodic review?

   a. Certain advisory portfolios may be reviewed in the event of significant changes in the markets or due to socio-political factors deemed to affect those portfolios or input provided through our own research. Changes to an Investment Advisory Client's expressed goals, needs, or financial condition may also tripper a review of a client's portfolio. Clients are encouraged to maintain regular contact with the Investment Adviser, especially to keep the Firm informed of any changes to the Client's status.

C. What regular reports do we or other provide you? Are they written reports? What do they contain?

   a. All Companies and Funds that we recommend will send confirmation of each transaction that the client chooses to complete, directly to the client. Each Company or Fund will send monthly or quarterly statements, unless the Company is a "non-reporting" company as defined by the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com).

Item 14. Client Referrals and Other Compensation:

A. Does someone other than a Client of our Firm pay our Firm or related persons, or otherwise provide economic benefit to our Firm, for the investment advice we provide to Investment Advisory Clients?

   a. Our Firm is not compensated in any way from third parties for our Investment Advisory.

B. Does our Firm or a firm related to us through some form of ownership pay someone, directly or indirectly, for client referrals?

    a. NO WE DO NOT

Item 15: Custody:

A. Does our Firm have discretionary authority over Client Assets?
    a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 16: Investment Discretion:

A. Does our Firm have Discretionary Authority over a Client's Assets?
    a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 17: Voting Client Securities:

A. Does our Firm have, or will it accept authority, to vote Investment Advisory Client Securities?
    a. NO. The Firm's policies and procedures manual, our agreements and this disclosure brochure will state:
        i. *"Clients should note that the Adviser does not undertake to vote any proxies to the investments a client may choose to make, or have. It remains the Client's right to vote all proxies; voting proxies is an important means for the investor to understand the companies in whose securities he / she is invested."*

    b. This is our policy and our procedure: THAT WE DO NOT VOTE PROXIES. Our Firm does not vote its Advisory Client's proxies. We state in our agreement and here in these disclosures. Our Firm urges our Clients to read and participate in the voting process tied to the shares they own in various companies as an excellent means for our clients to become familiar with those companies in which they are invested.

Item 18: Financial Information:

A. Does your Firm have Custody of Client Funds or Securities?
    a. NO WE DO NOT

B. Does our Firm have any financial condition that could reasonably seem likely to impair our ability to meet our contractual commitments to clients?
   a. NO WE DO NOT

C. Has our Firm been the subject of a bankruptcy during the last ten years?
   a. No, it has not

Item 19: State Registration Information:

If you are registering or are registered with one or more State Securities Authorities, you must respond to the following additional items:

A. Identify each of your Principal Executive Officers and Management Persons, and describe their formal education and business background.

Mr. Steven Joseph Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, which opened the "Alternative Securities Market" to companies seeking both an initial public offering and a public listing of the Company's Securities in April of 2014, and is opening the market to the general investing public on January 1st, 2014.

Unlike the current "CrowdFunding" Sites over saturating the Alternative Securities Investment Industry today, the Alternative Securities Market is the FIRST and ONLY CrowdFunding Site that is open to ALL INVESTORS (U.S. Citizens, Non-U.S. Citizens, Accredited Investors, Nom-Accredited Investors, Private Individual Investors, and Institutional Investors and Advisors).

The Alternative Securities Market is the First and Only Primary and Secondary Market for the initial issue and resale of Regulation A, Regulation S and Regulation D Securities (Regulation D, Regulation S, and certain Regulation A Securities of "shell companies" are restricted from resale for 6-12 months). The Alternative Securities Market operates as a private, transparent equity and debt securities marketplace, offering market participants a comprehensive range of services to meet their needs, including facilitating "initial public offerings" for Regulation A, Regulation S and Regulation D securities. The Alternative Securities Markets Group also supplies both market, industry and listed company data. The total product offering at the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes (asset backed & secured notes only) and Convertible Debt Notes.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device,

Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Mr. Muehler is also the Founder and Chief Executive Officer of "Samba Brazilian Gourmet Pizza Corporation".

B. Describe any business in which you are actively engaged (other than giving investment advice) and the approximate amount of time spent on that business.

Alternative Securities Markets Group Corporation (40-80 hours per week)
  a. Wholly owned Subsidiaries
    i. Investment Funds (Private)
      1. Alternative Securities Markets Group Corporation Fixed Income Fund, LLC (to be formed)
        a. Open End Fixed Return Fund
      2. ASMG Fixed Income Fund I, LLC (to be formed in 2014)
        a. Closed Ended Fund
      3. ASMG Fixed Income Fund II, LLC (to be formed in 2014)
        a. Closed Ended Fund
      4. ASMG Fixed Income Fund III, LLC (to be formed in 2014)
        a. Closed Ended Fund
      5. ASMG Fixed Income Fund IV, LLC (to be formed in 2014)
        a. Closed Ended Fund
      6. ASMG Fixed Income Fund V, LLC (to be formed in 2014)
        a. Closed Ended Fund
    ii. Private Operating Companies (all to be formed in 2014)

1. Samba Brazilian Gourmet Pizza Corporation
2. Alternative Securities Market, Inc.
    a. Alternative Securities Markets Group Aviation and Aerospace Market, LLC
    b. Alternative Securities Markets Group Biofuels Market, LLC
    c. Alternative Securities Markets Group California Water Rights Market, LLC
    d. Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
    e. Alternative Securities Markets Group Energy Market, LLC
    f. Alternative Securities Markets Group Entertainment and Media Market, LLC
    g. Alternative Securities Markets Group Fashion and Textiles Market, LLC
    h. Alternative Securities Markets Group Financial Services Market, LLC
    i. Alternative Securities Markets Group Food and Beverage Market, LLC
    j. Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    k. Alternative Securities Markets Group Life Settlement Market, LLC
    l. Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    m. Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    n. Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    o. Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    p. Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    q. Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    r. Alternative Securities Markets Group New Technologies Market, LLC
  b. Minority Equity Ownership Interests
      i. Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

C. In addition to the description of your fees in response to Item 5 of part 2A, if you or a supervised person are compensated for advisory services with performance-based fees, explain how these fees will be calculated. Disclose specifically that performance-based compensation may create an

incentive for the adviser to recommend an investment that may carry a higher degree of risk to the client.

   a. We receive not "performance based" compensation for any Investment Advisory Services.

D. If you or a management person has been involved in one of the events listed below, disclose all material facts regarding the event:

   a. An award or otherwise being found liable in an arbitration claim alleging damages in excess of $2,500, involving any of the following:
      i. An investment or an investment-related business or activity;
      ii. Fraud, false statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS

   b. An award of otherwise being found liable in a civil, self-regulatory, or administrative proceeding involving any of the following:
      i. An investment or an investment-related business activity;
      ii. Fraud, False Statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property;
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS

E. In addition to any relationship or arrangement described in response to Item 10.C of Part 2A, describe any relationship or arrangement that you or any of your Management Persons have with any issuer of securities that is not listed in Item 10.C of Part 2A
   a. NONE

PART 2B: *The Brochure Supplement:* Here we provide information about advisory personnel on whom you rely for Investment Advice. We must provide this supervised person's supplement to you, our client initially at or before the time when that specific supervised person begins to provide you with advisory services.

MR. STEVEN JOSEPH MUEHLER
Born August 11th, 1975

Item 2: *Educational Background and Business Experience:*

Mr. Steven Joseph Muehler is the Firm's Founder and Chief Executive Officer. Mr. Muehler was born in August of 1975, and grew-up and attended High School in Wahpeton, North Dakota. After graduating from Wahpeton Senior High School in 1994, Mr. Muehler enlisted in the United States Marine Corps, and was honorably discharged from Active Duty in 1999.

While enlisted in the United States Marine Corps, Mr. Muehler began his college studies through the Marine Corps Distance Education Program. Mr. Muehler took college level courses and earned college credits from: The University of North Dakota, The University of Minnesota, The University of Minnesota, Brigham Young University, The University of Alabama and the University of South Carolina. Upon being honorably discharged from the United States Marine Corps in 1999, Mr. Muehler continued his college education at Charleston Southern University in North Charleston, South Carolina.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Item 3. *Disciplinary Information:* In the Investment Adviser Public Disclosure Site one may find the following disclosures regarding Mr. Muehler. "This Investment Adviser Representative is currently registered in **ONE** jurisdiction.
Is this Investment Adviser Representative currently suspended with any jurisdiction? **NO**
Are there events disclosed about this Investment Adviser Representative? **NO**

Item 4: *Other Business Activities:* As noted above and in ADV Part 2A, Mr. Steven J. Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, and the sole shareholder of the Corporation. The Alternative Securities Markets Group Corporation has multiple subsidiaries and minority equity ownership interests as detailed in ADV Part 2A. Mr. Muehler, nor the Alternative Securities Markets Group Corporation, receives no commissions or financial compensation from Investment Advisory Clients who choose to invest in one of these companies.

Item 5: *Additional Compensation:* Mr. Muehler currently receives no other forms of income outside of the investment adviser counseling. Mr. Muehler in the future may receive advisory income from the wholly owned subsidiaries of the Alternative Securities Markets Group Corporation, as well as income from Samba Brazilian Gourmet Pizza Corporation. An amendment to this document will be filed and delivered to all Clients of the Alternative Securities Markets Group Corporation upon any change to Mr. Muehler's income.

Item 6: *Supervision:* Mr. Muehler is the Firm's Founder and Chief Executive Officer; he is largely his own supervisor. He maintains on file, in the Firm's office reports, his formulation of his recommendations for the regulator to review at will.

Item 7: *State Registration Requirements:* Mr. Muehler is registering as a representative of the Advisory firm in California, Florida, New York, Nevada, and Arizona. None of the disciplinary or regulatory events noted under this item applies to Mr. Muehler. He has not been subject of a bankruptcy filing in the past ten years.

Return to Filing and Guidance Index Logout

Form U10

Please review your responses below. If you would like to correct any errors, click the "Back" button on the bottom of this page.

When you are ready to continue, press the "Submit Form" button below. Once you click "Submit Form", this form cannot be modified.

Candidate Personal Information

Application ID	2461861 (Use this for future reference)
Name	Steven Joseph Muehler
Do you have SSN?	Yes
Social Security Number	*****5571
Date of Birth	**********
Phone	213-407-4386
Email	stevemuehler@gmail.com
Address	4050 Glencoe Avenue
Unit 210
Marina Del Rey, CA 90292
United States

Firm Information

Firm Name	
Firm BD Number	
Contact	
Phone	
Email	
Address	United States

Regulatory Agency

None

Examinations

Section A	None Selected	
Section B	None Selected	
Section C	Series 65 Uniform Investment Advisor Law Examination	$155
Section D	None Selected	
Section E	None Selected	
	Total	$ 155

Back   Submit Form

EXHIBIT E

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
LISTING OF DIRECT PUBLIC OFFERING AGREEMENT:

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between ASMG and the COMPANY, as identified below.

The Company's eligibility to list securities on the Alternative Securities Markets Group Corporation's Primary and Secondary Private Alternative Securities Market at http://www.AlternativeSecuritiesMarket.com is more fully defined in, and is governed by, the ASMG Listing & Direct Public Offering Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Securities Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.AlternativeSecuritiesMarket.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

ASM MARKET	Initials	Date
ASM VENTURE MARKET	x^{Nr}	x 11/04/14
ASM MAIN MARKET		
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

1

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

All notices and other communications (except for invoices) are required to be given in writing under the Agreement shall be delivered to the address identified in the subsection (a) and (b) below and shall be deemed and have been duly provided (i) at the time of delivery, if sent by certified mail, return receipt requested, or any other delivery method that actually obtains a signed delivery receipt, to the following address or to such other address as any party hereto shall hereafter specify by prior written notice to the other party or parties below, or (ii) upon posting the notice or other communication on http://www.AlternativeSecuritiesMarket.com, or on any successor sites. If an email address is provided, ASMG may, in lieu of the above, give notice to or communicate with the Company by email addressed to the Persons identified in subsection (b) or to such other email address or Persons as the Company shall hereafter specify by prior written notice. The Company agrees that any receipt received by ASMG from the Company's service provider or Internet computer server indicating that the email was received at the address provided by the Company shall be deemed proof that the Company received the message.

(a) If to ASM Group,

Alternative Securities Markets Group Corporation
Attn: Legal Dept
4050 Glencoe Avenue
Marina Del Rey, California 90292
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) If to the Company,

Contact Name: Nick Ruiz
Title: CEO
Address: 3217 wade hampton Blvd
Telephone: 864-906-6312
Email: Nsruiz@aol.com

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Terms of "Direct Public Offering :

Total amount of Investment Capital to be Raised Through an Initial Public Offering on the Alternative Securities Market.
$1,000,000

Securities Type (Choose All that May Apply):
Regulation D: (__)
Regulation A: (_X_)
Regulation S: (_X_)
Other (Intra-State Exempt Offering, SCORE, etc.): _____

Type of Direct Public Offering:
Common Stock: (__)
Preferred Stock: (_X_)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Other: _____

Company Agreed Reporting Requirements Post Capitalization:

o **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

o **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

4

Alternative Securities Markets Group

4050 Glencoe Avenue, Marina Del Rey, California 90292

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

o **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the *"current status of the company"* and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

o **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly *"State of the Company Letter"* and email the *"State of the Company Letter"* to all investors of the Company and to Alternative Securities Markets Group. The *"State of the Company Letter"* should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the *"State of the Company Letter"* will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

o **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
2. Copy of Final Business Plan / Private Placement Memorandum
3. Copy of the Articles of Incorporation
4. Details on Current Shareholders (Detail number of shares authorized, detailed number of shares issued and outstanding and who holds those shares).
5. BIOGRAPHIES of each Executive Member of the Company, NO RESUMES
6. Details on any issued options or warrants of the Company
7. Details on any debts of the Company
8. Details on all Permitting, Licensing or Regulatory Approvals Required for operation
9. Complete use of Funds Schedule
10. Company agrees to remove all CrowdFunding Listing within ten days of the acceptance of this agreement (*companies on the Alternative Securities Market will be undergoing a Public Initial Offering of Securities as a Public Reporting Company, for this simple reason we do not allow listed companies to participate with "CrowdFunding" as it may have a negative impact on both the company and the Alternative Securities Market*).

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
  - California
  - New York
  - Florida
  - Illinois
  - Texas
  - New Jersey
  - Pennsylvania
  - Nevada
  - Arizona
  - One more State as chosen by the Company
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements
- Publishing of a Secure Page for the online execution of a Subscription Agreement to be completed by a potential investor, and to be executed by two parties: (1) the potential investor, and (2) a member of the Company (none of which may be a member of the Alternative Securities Markets Group Corporation).

7

Alternative Securities Markets Group

4050 Glencoe Avenue, Marina Del Rey, California 90292

Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com

http://www.AlternativeSecuritiesMarket.com

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
- SEC CIK Number Issuance - $0.00
- International Stock Identification Number: $500
- SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
- NASAA Coordinated Review Submission - $450 for NINE States
- State Registration and Filing Fees for Direct Initial Public Offering:
    - California: $200 plus 1/5 of 1% of the Offering
    - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    - Florida: $1,000
    - Texas: $100 plus $1/10^{th}$ of 1% of the Offering
    - New Jersey: $1,000
    - Pennsylvania: $500 Plus $1/20^{th}$ of 1% of the Offering
    - Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
    - Arizona: $1/10^{th}$ of 1% of the Offering (Min: $200 / Max: $2,000)
    - Other State Chosen by the Company: $200 to $2750

- All Above fees are to be fully recovered through the "Cost of Offering" portion of the Direct Public Offering.

Costs Associated with Public Listings and Public Offering:

Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:
- $75 Per Month Public Reporting Fee *(first payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ).*
- BROKER DEALERS: The Alternative Securities Markets has a network of more than 250 Dealer Brokers. Company's entering into an agreement with a Broker Deal can expect to pay the Broker deal a commission ranging from 2% to more than 10%.

8

Alternative Securities Markets Group

4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

o MARKETING COSTS: Companies no securing a relationship with a Broker Deal can expect to pay in the range of 2-5% of Investor Proceeds in additional marketing and advertising costs to complete the Public Offering. None of these costs are paid to the Alternative Securities Markets Group Corporation, and the Alternative Securities Markets Group Corporation does not receive and "kickbacks", or any other form of compensation for any referrals it gives to marketing, PR or advertising firms.

o 03% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of *"Alternative Securities Markets Group"*. The Shares of Escrowed Common Stock to be released to *"Alternative Securities Markets Group"* fully diluted at the following milestones:

  ▪ 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful qualification of the Company's Regulation A Registration Statement (for Companies listed on the ASM Venture or ASM Main Market) OR upon the filing of the SEC Form D and Completion of the Regulation D Offering for ASM Global Private Market Companies.

  ▪ 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 25% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

  ▪ 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 50% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

  ▪ 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 75% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

Additional Items:

Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

Termination:

This Agreement has been prepared in reliance upon the information reviewed in the Company's Business Plan by Alternative Securities Markets Group Corporation's due diligence analysts. Should Alternative Securities Markets Group Corporation determine, in good faith, that any such information is materially false, incorrect, incomplete or misleading, or financially unfeasible, Alternative Securities Markets Group Corporation reserves the right to withdraw this agreement, and immediately delist the company from the Alternative Securities Market. Should the Company Terminate this agreement within 265 days of the execution of this agreement, the Company agrees to the following:

1. It shall be responsible for any costs incurred in the Registration of the Company's Regulation A up to the date of termination, unless this agreement is terminated after the 265th day of the execution of this agreement, then the Company will no longer be responsible for any costs incurred in relation to the Company's Direct Public Offering.
2. Should the Company terminate this agreement :
   a. Within 53 days of the execution of this agreement, the Company agrees to release 100% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
   b. Within 106 days of the execution of this agreement, the Company agrees to release 80% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
   c. Within 159 days of the execution of this agreement, the Company agrees to release 60% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
   d. Within 212 days of the execution of this agreement, the Company agrees to release 40% of the escrowed securities to the "Alternative Securities Markets

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Group Corporation", or its successors or assigns, fully diluted within five business days.

e. Within 265 days of the execution of this agreement, the Company agrees to release 20% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.

f. After the 266th day of the execution of this agreement, there is no termination penalty for the termination of this agreement.

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

COMPANY

Company Name: Diggers BBQ Franchise, inc

Company Address: 3217 wade hampton blvd

By (signature): _____

Print Name: Nick Ruiz

Title: CEO

Date: 11/04/2014

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION (If accepted):

By: _____

Name: Mr. Steven Joseph Muehler

Title: Founder and Chief Executive Officer

Date: 10/06/2014

Signature Certificate



Easy Online Document Signing



nsruizaol.com
Party ID: 9KLAIRIA4KK6CX96RS2BBC
IP Address: 162.198.216.186
VERIFIED EMAIL: nsruiz@aol.com



Multi-Factor
Digital Fingerprint Checksum   d2bbf6e1c3e40443970348a8ac8c0465e5c5af96





Alternative Securities Markets Group
Party ID: ZIRGHTJF2LSP6BTH55D3T8
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com



Multi-Factor
Digital Fingerprint Checksum   a5ab547cd550be154575c145a231ca4d0e937dcf



Timestamp	Audit
2014-11-04 18:42:45 -0800	All parties have signed document. Signed copies sent to: nsruizaol.com and Alternative Securities Markets Group.
2014-11-04 18:42:45 -0800	Document signed by nsruizaol.com (nsruiz@aol.com) with drawn signature. - 162.198.216.186
2014-10-06 14:00:36 -0700	Document viewed by nsruizaol.com (nsruiz@aol.com). - 162.198.216.186
2014-10-06 12:10:44 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-10-06 12:10:25 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-10-06 12:10:25 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online
activity executing this contract.

Page 1 of 1

EXHIBIT F

Alternative Securities Market
The Global Alternative Securities Marketplace

HOME   MARKETS TIERS   SERVICES   MARKET SEGMENTS   CONTACT

Diggers BBQ Franchise, Inc.
Direct Public Offering / ASM Venture Market / Regulation A



Live Interactive IPO Video & Chat Feed Available on IPO Day



"Knocking out the Competition"

Diggers BBQ Franchises, Inc.
- South Carolina Stock Corporation
- SEC CIK Number: 0001603864
- ISIN Number:
- Regulation A & Regulation S
- **Status: Pending SEC Qualification**

Terms of Investment:
- 10,000 - 9% Convertible Preferred Stock Shares
- $100.00 USD Per Share
- Shareholder Conversion Option - Year 2 Preferred converts to Common at Market Value - see prospectus for conversion details
- Shareholder Conversion Option - Year 3 Preferred converts to Common at Market Value minus 5% - see prospectus for conversion details
- Shareholder Conversion Option - Year 4 Preferred converts to Common at Market Value minus 10% - see prospectus for conversion details
- Shareholder Conversion Option - Year 5 Preferred converts to Common at Market Value minus 15% - see prospectus for conversion details.
- Mandatory Conversion - Last Day of Year 5 Preferred converts to Common at Market Value minus 15% - see prospectus for conversion details
- OTCQB or OTCQX Listing in 2015 or 2016

Company Financial Reports:
- View Company Annual Audited and Quarterly non-audited Financials (**Link**)

Diggers BBQ Franchise, Inc.

Diggers BBQ Franchises, Inc. is the "Right Restaurant Industry Investment at the Right Time!

"Tantalizing! Delectable! Sizzling!" All great words to describe the great food that is served throughout each *"Diggers Barbacue"* location! The *"Diggers Barbacue"* food is one of the compelling reasons that our guests visit and cater from us several times a month. High demand clearly defines the *"Diggers Barbacue"* menu with our diverse collection of appetizers, salads, barbacue, and all of our original "Home Style Food". The *"Diggers Barbacue"* food brings 'em in, and the *"Diggers Barbacue"* service keeps 'em.

By focusing our energies on quality and attracting customers, our operating plan is enabling our franchisees to increase sales, lower costs and increase cash flow, thus, placing our franchisees in an even stronger position to succeed.

We Don't Know which is Better.... Our Success or Our Food!

This past year has been remarkable for all of our *"Diggers Barbacue"* Full size 2500 SQ Foot Restaurants and our 1500 SQ Foot *"Diggers BBQ Express"* locations. Though hurdles have been in our way, our franchisees have achieved record numbers in sales and in profits. We have achieved our goal by any measure. However, these measures only begin to tell the *"Diggers Barbacue"* story.

The Real *"Diggers Barbacue"* Story is one of Transformation. Transformation from a private winning system to one of growth, vision, and sharing. We have felt from the beginning that we provide *"All the Best at the Best Prices!"* By doing this, we have, and will continue to form SOLID relationships with our Franchises, Employees, Vendors, Communities, and anyone else we touch. *This is Our Vision, Our Strength, and Our Future!*

Our Formula for Success, for us as a Company and for our Capital Investors

We have enjoyed a #1 ranking for customer satisfaction for years, and have received numerous awards! We have become a regional leader for these key points, we call it the *"Diggers Barbacue Formula: for Success":*

- Low Royalties! Well below the industry average & Flat Fee Structure.
- Lower than average start-up: Average total cost of $100,000 to $150,000 Turnkey!!
- Buying Power that is unequaled: Nationwide Vendor Programs.
- Over 25 combined years of experience in the business.
- An extensive selection of services and menu items to maximize each franchises sales volume.
- Exclusive Management Techniques designed to maximize productivity.
- Costs savings provided by a variety of national programs.
- Comprehensive training and on-going assistance.

Company Executives:

Mr. Nick Ruiz - Founder & Chief Executive Officer

Nick Ruiz is Digger's BBQ Franchises, Inc's founder and Chief Executive Officer. Mr.Ruiz has been in the restaurant business for Over 15 years, and has been in the barbeque business for over 12 years. He has started

Monthly "State of the Company" Letters:
- Monthly "State of the Company" Letter from Company Management to Investors (**Link**)

Investment Prospectus:
- View all SEC Filings: (**Link**)



Digger's BBQ Public Offering

INVEST (U.S. Citizens)

INVEST (International)

many successful business ventures, but his main area of expertise is in the Quick Service Restaurant industry. Before acquiring Digger's BBQ in 2000, Mr. Ruiz was the general manager of a Mom and Pop style restaurant. Mr. Ruiz saw the potential of the BBQ restaurant to become a franchise chain and purchased Digger's BBQ restaurant.

After the purchase of Digger's BBQ, Mr. Ruiz began to develop the systems and strategies necessary to change Digger's BBQ into a Franchise concept. Shortly after finishing the development of the franchise concept, Mr. Ruiz sold his first three franchises. Mr. Ruiz has also been involved with growth and development of many franchise chains including the currently HOT trending Five Guys Burgers and Fries, Zaxby's, and Mcalister's Deli.

Ms. Catherine Callaham - Vice President

Ms. Callaham is the Vice President of Digger's BBQ Franchises, Inc. She has managed many successful restaurants, and has worked for Mr. Nick Ruiz for several years. Ms. Callaham is a crucial component to Digger's BBQ Franchises, Inc's current success as she handles the growth of the "work from home" catering concept.

Mr. Ruben Ruiz - Director of Operations

Mr. Ruben Ruiz is the Director of Operations for Digger's BBQ Franchises, Inc. Mr. Ruben Ruiz serves as the Company's quality control expert, and is the Company's General Manager and oversees the day-to-day operations of the individual franchises. Ruben also assists in the future systems development with a hands on approach at the local franchise level for the Company's "Express" locations.

Mr. Steven J. Muehler - Capital Markets Consultant

Mr. Steven J. Muehler is the Founder & Chief Executive Officer of the Alternative Securities Markets Group. Mr. Muehler is also the host of the weekly Radio and HD WebTV Show "On the Corner of Main Street and Wall Street". Additional information about Mr. Steven J. Muehler can be found at: **http://www.SteveMuehler.com**

FOLLOW US:

EXHIBIT G

Mr. Steven J. Muehler

Founder of the "Alternative Securities Market"
Host of "Steve Muehler, on the Corner of Main Street and Wall Street"

HOME   ABOUT   INNOVATION   DISRUPTIVE INNOVATION   MY TWITTER   VIDEO   BLOG   CONTACT

Disruptive Innovation: *"A term of art describing a process by which a product or service takes root initially in simple applications at the bottom of a market and then relentlessly moves up market, eventually displacing established competitors."*

In April of 2014, I introduced the "**Alternative Securities Markets Group**" and the "**Alternative Securities Market**" to the the CrowdFunding Landscape. The Landscape of CrowdFunding today is oversaturated with with "*alleged Crowdfunding professionals*" that have absolutely no investment banking experience. Currently, Crowdfunders are limited to the issuance of Regulation D Securities to a class of investors known as "Accredited Investors" (*generally the elite upper 7% of U.S. Citizens, also referred to as "the rich"*) to invest in their companies. Because the Alternative Securities Market main class of securities are Regulation A Securities, *all investors* (not just "the rich") can invest in the majority of the securities listed for sale on the Alternative Securities Market.

You may be asking yourself at this point, *"why don't the "CrowdFunders" utilize Regulation A to raise investor capital"*? The answer is quite simply (*and quite sad*), as is stated on the "**About**" tab on this website (*toward the bottom of the page*), a Regulation A Securities Offering requires the legal drafting of "**SEC Form 1-A**" (*a lengthy legal document*), and the submission of the SEC Form 1-A to the SEC for Review, Comment and Qualification. This process can take weeks to months (*depending on your ability to prepare a complete registration document and then respond to comments from the SEC*). and then once completed, there can be costs of thousands of dollars of costs as the company files the qualified Regulation A for a public offering of securities in multiple states. Lets be honest, most "Regulation D" entrepreneurs and brokers generally are not willing, or are even unable to incur thousands of dollars in registration fees.

It is for this exact fact I established the Alternative Securities Markets Group, essentially invading the CrowdFunding Landscape with a "*superior CrowdFunding product at a price point that other CrowdFunders cannot compete with*". How do we do this you may ask? The answer is simple, we pay for all the State Registration Costs associated with a Company's Regulation A Public Offering (*we do recover the costs as the company becomes capitalized on the Alternative Securities Market as a cost of offering*), and the only financial responsibility any listed compay has to the Alternative Securities Market is a monthly public reporting fee of $75, which is for the public distribution of the annual, quarterly and monthly public reporting requirements of all companies on the Alternative Securities Market.

The ultimate differences between the Alternative Securities Market and the rest of the CrowdFunders are:

- The Alternative Securities Market is able to be invested in by *ALL INVESTORS*, including Accredited and Non-Accredited Investors, U.S. Citizens and Non-U.S. Citizens, as well as private individual Investors and Institutional Investors.
- Investors do not need to submit personal financial documents in order to invest (*as is associated with Regulation D Investments*)
- All Companies on the Alternative Securities Market agree to be "*public reporting companies*", which includes (*but is not limited to*): (1) quarterly un-audited financial statements, (2) annual audited financial statements, (3) quarterly conference calls with shareholders, (4) monthly "state of the company letter" to shareholders, (5) corporate action notices, which include (*but not limited to*): mergers, acquisitions, stock issues and stock splits, reverse splits, etc.
- Most Securities on the Alternative Securities Market are able to be sold or traded on the Alternatve Securities Markets Group Secondary Securities Market, which is a secondary "Ebay" style market where investors can post their Regulation A, Regulation S and Regulation D "unrestricted" Securities for sale (*termed as "posting an Ask"*), and buyers can review sellers "ask" terms, as well as the company's information for which the seller is selling securities, and post a "bid" to buy the securities for sale in an "online auction". The majority of Regulation A are issued "non-restricted" and can be immediately bought and resold immediately, while Regulation D and Regulation S Securities are restricted from resale for a period of 6-12 months.
- The Alternative Securities Market is *not* a "*for hire*" market (*unlike all the CrowdFunding platforms that post information for any company that will pay their listing fees*)! All companies must apply for listing, go throug a due diligence period while we consider the Company's listing, and then go through a registration process with the United States Securities & Exchange Commission as well as with various State Regulators.

In each of the last five years, less than twenty Regulation A's have been submitted to the United States Securities & Exchange Commission for review, comment and qualification. In 2013, only a total of eleven Regulation A Registration Statements were submitted to the SEC. The Alternative Securities Market opened its doors in April of 2014, and since opening, I have personally authored and submitted more than Thirty Regulation A Registration Statements to the United States Securities & Exchange Commission in just over four months (*I am currently the undisputed Regulation A Champion with no close second*). I fully expect the eclipse the 100 mark before the close of 2014!

My Regulation A Registration Statements Drafted and Submitted to the United States Securities & Exchange Commission (Since April 1st, 2014 to October 1st, 2014):

Companies on the Market (client Regulation A's)
- Broadcast 3DTV, Inc.
- Carbon Crafters, Inc.
- Cyber Holdings, Inc.
- Diggers BBQ Franchise, Inc.
- FlashPoints Advertising Systems, Inc.
- Leo Tech Holdings, Inc.
- ManeGain, Inc.
- Omega Creamery, Inc.
- PV Developers I, LLC

- PV Developers II, LLC
- Real Hip-Hop Network, Inc.
- Remington Energy Group Corporation
- Rum Cay Ocean Resort & Spa Development, LLC
- Rum Cay Ocean Resort & Sap Development II, LLC
- Samba Brazilian Gourmet Pizza Corporation
- Secure Authenticated Systems, Inc.
- StepOne Personal Health, Inc.
- U.S. Grand Prix Championship Corporation
- XCalibur Shoes

ASMG Regulation A's:

- Alternative Securities Markets Group Aviation and Aerospace Market
- Alternative Securities Markets Group Biofuels Market
- Alternative Securities Markets Group California Water Rights Market
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse
- Alternative Securities Markets Group Energy Market
- Alternative Securities Markets Group Entertainment and Media Market
- Alternative Securities Markets Group Fashion and Textiles Market
- Alternative Securities Markets Group Financial Services Market
- Alternative Securities Markets Group Food and Beverage Market
- Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund II, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund III, LLC
- Alternative Securities Markets Group Hotel and Hospitality Market
- Alternative Securities Markets Group Life Settlement Market
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Oil & Natural Gas Market
- Alternative Securities Markets Group Residential Mortgage Clearinghous
- Alternative Securities Markets Group Restaurant and Nightclub Market
- Alternative Securities Markets Group Retail and E-Commerce Market
- Alternative Securities Markets Group New Technologies Market

We anticipate that the Alternative Securities Market will be the #1 Rated "CrowdFunding" Platforms and "Private Securities Markets" operating, not only in the United States, but on Planet Earth (we are not yet opposed to increasing operations to other Planets or Galaxies in the not so distant future if the opportunity should ever arise). The Alternative Securities Markets Group anticipates filing SEC Form 1 with the United States Securities & Exchange Commission prior to the close of the year 2014, which will make the Alternative Securities Market a Public Stock Exchange.

Visit
Alternative Securities Markets Group
4050 Glencoe Avenue
Marina Del Rey, California 90292

Call
T: 213-407-4386

Contact
Legal@AlternativeSecuritiesMarket.com

EXHIBIT H

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

Amendment No. 4

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Digger's BBQ

Franchises, Inc.

Commission File Number: 0001603864

South Carolina

UNITED STATES:

Digger's BBQ Franchises, Inc.

3217 Wade Hampton Blvd.

Phone: (864) 906-6312

<u>722511– Full Service Restaurants</u>	<u>46-0556016</u>
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)